Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of May, 2011

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Interim financial information for the quarter ended March 31, 2011
2.	Earnings Release 1Q11
3.	Minutes of Board of Directors
4.	Market Announcement

Item 1
(Convenience Translation into English from the Original Previously Issued in Portuguese)

Ultrapar Participações S.A. and Subsidiaries Interim financial information March 31, 2011

Ultrapar Participações S.A. and Subsidiaries

Interim financial information

as of March 31, 2011 and 2010

Table of contents

Independent auditors’ report	3 - 4

Balance sheets	5 - 6

Income statements	7

Other comprehensive income	8

Statements of changes in shareholders’ equity	9 - 12

Statements of cash flows - Indirect method	13 - 14

Statements of value added	15

Notes to the financial statements	16 - 82

Other information considered material by the company	83 - 84

Management report	85-90

Independent auditors’ review report

To
The Board of Directors and Shareholders
Ultrapar Participações S.A.
São Paulo – SP

We have reviewed the individual and consolidated interim financial information of Ultrapar Participações S.A. (the Company), included in the Quarterly Financial Information - ITR of the Company for the quarter ended March 31, 2011, comprising the balance sheet, the statements of income, other comprehensive income, changes in shareholders equity and cash flows for the quarter then ended, including its explanatory information.

Management is responsible for the preparation and fair presentation of these individual interim financial information in accordance with technical pronouncement CPC n° 21 – Interim Financial Information and of these consolidated interim financial information in accordance with technical pronouncements CPC n° 21  and IAS 34 – Interim Financial Reporting issued by the International Accounting Standards Board (IASB), comprising the presentation of these information consistent with rules issued by the Brazilian Securities and Exchange Commission (CVM), which are applicable to the preparation of the Quarterly Financial Information. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review

We conducted our review in accordance with Brazilian and International review standards of interim financial information (NBC TR 2410 - Review of Interim Financial Information Performed by the Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance of standards on auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual Quarterly Financial Information

Based on our review, we are not aware of any material modifications that should be made in the individual interim financial information included in the Quarterly Financial Information described above, for these to be in accordance with accounting practices adopted in Brazil, especially the Committee for Accounting Pronouncements – CPC n° 21 – Interim Financial Statements and the rules issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of the Quarterly Financial Information.

Conclusion on the consolidated Quarterly Financial Information

Based on our review, we are not aware of any material modifications that should be made in the consolidated interim financial information included in the Quarterly Financial Information described above, for these to be in accordance with accounting practices adopted in Brazil, especially the Committee for Accounting Pronouncements – CPC n° 21, IAS 34 – Interim Financial Statements and the rules issued by the Brazilian Securities and Exchange Commission (CVM) and International Accounting Standards Board (IASB), which are applicable to the preparation of the Quarterly Financial Information.

Other matters

Statement of value added

We also reviewed the individual and consolidated interim information included in the statement of value added (DVA), for the quarter ended on March 31, 2011, which disclosure in the Quarterly Financial Information is required in accordance with regulations issued by Securities and Exchange Commission (CVM) applicable to the preparation of Quarterly Financial Information and supplementary information considered by IFRS, which does not require the disclosure of statement of value added (DVA).This statement was submitted to the same review procedures previously described and, we are not aware of any material modifications that should be made in relation to the Quarterly Financial Information individual and consolidated taken as a whole.

São Paulo, May 11, 2011

KPMG Auditores Independentes
CRC 2SP014428/O-6

Anselmo Neves Macedo
Accountant CRC 1SP160482/O-6

Ultrapar Participações S.A. and Subsidiaries

Balance sheets

as of March 31, 2011 and December 31, 2010

(In thousands of Reais)

		Parent		Consolidated
Assets	Note
		03/31/2011	12/31/2010	03/31/2011	12/31/2010
Current assets
Cash and cash equivalents	4	227,141	407,704	2,415,106	2,642,418
Financial investments	4	15	12,758	377,482	558,209
Trade accounts receivable	5	-	-	1,738,423	1,715,709
Inventories	6	-	-	1,258,473	1,133,537
Recoverable taxes	7	41,857	69,897	326,803	354,317
Dividends receivable		75,598	72,787	-	-
Other receivables		2,316	806	16,829	18,149
Prepaid expenses	10	-	-	57,301	35,148
Total current assets		346,927	563,952	6,190,417	6,457,487

Non-current assets

Financial investments	4	-	-	7,868	19,750
Trade accounts receivable	5	-	-	99,196	96,668
Related companies	8.a)	756,962	780,869	10,174	10,144
Deferred income and social contribution taxes	9.a)	200	185	575,042	564,397
Recoverable taxes	7	42,438	9,013	99,558	54,770
Escrow deposits		232	232	394,183	380,749
Other receivables		-	-	564	694
Prepaid expenses	10	-	-	39,435	40,611
		799,832	790,299	1,226,020	1,167,783
Investments
Subsidiaries	11.a)	5,127,748	4,939,167	-	-
Affiliates	11.b)	-	-	12,589	12,465
Others		-	-	2,925	2,793
Property, plant and equipment	12 and 14.g)	-	-	4,050,301	4,003,704
Intangible assets	13	246,163	246,163	1,315,600	1,345,611
		5,373,911	5,185,330	5,381,415	5,364,573

Total non-current assets		6,173,743	5,975,629	6,607,435	6,532,356

Total assets		6,520,670	6,539,581	12,797,852	12,989,843

The accompanying notes are an integral part of these interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Balance sheets

as of March 31, 2011 and December 31, 2010

(In thousands of Reais)

			Parent		Consolidated
	Note
Liabilities			03/31/2011	12/31/2010	03/31/2011	12/31/2010
Current liabilities
Financing	14		-	-	1,297,949	813,516
Debentures	14.f	)	37,421	2,711	37,421	2,711
Finance leases	14.g	)	-	-	2,675	4,257
Trade payables	15		3	110	876,779	941,177
Salaries and related charges			111	110	190,635	228,215
Taxes payable			15	7	138,470	157,922
Dividends payable	18.h	)	3,883	186,432	9,982	192,493
Income tax and social contribution payable			5	5	79,608	76,781
Post-employment benefits	22.b	)	-	-	12,060	11,339
Provision for assets retirement obligation	16		-	-	4,911	5,636
Provision for contingencies	21.a	)	-	-	41,512	39,626
Other payables			214	214	20,287	29,684
Deferred revenue	17		-	-	15,656	14,572
Total current liabilities			41,652	189,589	2,727,945	2,517,929

Non-current liabilities

Financing	14		-	-	2,802,602	3,380,856
Debentures	14.f	)	1,194,932	1,193,405	1,212,249	1,193,405
Finance leases	14.g	)	-	-	1,086	1,288
Related companies	8.a	)	-	-	4,051	4,021
Deferred income and social contribution taxes	9.a	)	-	-	31,853	26,712
Provision for contingencies	21.a	)	3,303	3,257	488,816	470,505
Post-employment benefits	22.b	)	-	-	92,441	93,162
Provision for assets retirement obligation	16		-	-	60,090	58,255
Other payables			-	-	65,522	62,215
Deferred revenue	17		-	-	6,807	5,912
Total non-current liabilities			1,198,235	1,196,662	4,765,517	5,296,331

Shareholders’ equity

Share capital	18.a	)	3,696,773	3,696,773	3,696,773	3,696,773
Capital reserve	18.c	)	7,688	7,688	7,688	7,688
Revaluation reserve	18.d	)	7,448	7,590	7,448	7,590
Profit reserves	18.e	)	1,513,920	1,513,920	1,513,920	1,513,920
Treasury shares	18.b	)	(119,964)	(119,964)	(119,964)	(119,964)
Retained earnings			193,120	-	193,120	-
Additional dividends to the minimum mandatory dividends	18.h	)	-	68,323	-	68,323
Valuation adjustment	2.c) and 18.f)		(75)	(2,403)	(75)	(2,403)
Cumulative translation adjustments	2.o) and 18.g)		(18,127)	(18,597)	(18,127)	(18,597)
Shareholders’ equity attributable to owners of the parent			5,280,783	5,153,330	5,280,783	5,153,330
Non-controlling interest			-	-	23,607	22,253
Total shareholders’ equity			5,280,783	5,153,330	5,304,390	5,175,583
Total liabilities and shareholders’ equity			6,520,670	6,539,581	12,797,852	12,989,843

The accompanying notes are an integral part of these interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Income statements

Fiscal period ended March 31, 2011 and 2010

(In thousands of Reais)
		Parent		Consolidated
		03/31/2011	03/31/2010	03/31/2011	03/31/2010

Net revenue from sales and services	2.a) and 23	-	-	10,806,074	9,933,392
Cost of products and services sold	2.a) and 24	-	-	(9,980,364)	(9,238,108)
		-	-	825,710	695,284
Gross income

Operating revenues (expenses)
Selling and marketing	24	-	-	(310,320)	(279,266)
General and administrative	24	(2,705)	(1,679)	(192,734)	(175,854)
Income on disposal of assets	25	-	-	2,739	394
Other net operating income		2,724	2,465	8,581	7,098
		19	786	333,976	247,656
Operating income
Financial income	26	41,210	24,473	85,634	48,321
Financial expenses	26	(34,597)	(26,782)	(152,009)	(121,571)
Equity in income of subsidiaries and affiliates	11.a) and 11.b)	188,632	126,243	126	25

Income before social contribution and income taxes		195,264	124,720	267,727	174,431

Social contribution and income taxes
Current	9.b)	(2,265)	(4)	(61,136)	(30,915)
Deferred charges	9.b)	16	519	(20,342)	(27,783)
Tax incentives	9.b) and 9.c)	-	-	7,933	7,119
		(2,249)	515	(73,545)	(51,579)

Net income for the period		193,015	125,235	194,182	122,852
Income attributable to:
Shareholders' of the Company	28	193,015	125,235	193,015	126,045
Non-controlling interests in subsidiaries		-	-	1,167	(3,193)

Earnings per share – common and preferred share (based on weighted average of shares outstanding) – R$	27	0.36	0.23	0.36	0.24

The accompanying notes are an integral part of these interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Other comprehensive income

Fiscal period ended March 31, 2011 and 2010

(In thousands of Reais)

	Note	Parent		Consolidated
		03/31/2011	03/31/2010	03/31/2011	03/31/2010

Net income attributable to shareholders of the Company	28	193,015	125,235	193,015	126,045
Net income attributable to non-controlling interest in subsidiaries		-	-	1,167	(3,193)

Net income		193,015	125,235	194,182	122,852

Valuation adjustment	2.c) and 18.f)	2,328	2,031	2,328	2,031
Cumulative translation adjustments	2.o) and 18.g)	470	(13,745)	470	(13,745)

Total comprehensive income		195,813	113,521	196,980	111,138
Total comprehensive income attributable to shareholders of the Company		195,813	113,521	195,813	114,331
Total comprehensive income attributable to non-controlling interest in subsidiaries		-	-	1,167	(3,193)

The accompanying notes are an integral part of these interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of changes in shareholders’ equity in the parent company

Fiscal period ended March 31, 2011 and 2010

 (In thousands of Reais)
					Profit reserves
	Note	Share capital	Capital reserve	Revaluation reserve in subsidiaries	Legal reserve	Retention of profits	Valuation adjustment	Cumulative translation adjustments	Retained earnings	Treasury shares	Additional dividends	Total

Balance at December, 31, 2009		3,696,773	4,482	8,156	142,912	1,040,530	(4,075)	(5,302)	-	(123,720)	56,856	4,816,612
Realization of revaluation reserve	18.d)	-	-	(331)	-	-	-	-	331	-	-	-
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	18.d)	-	-	-	-	-	-	-	(46)	-	-	(46)
Net income for the period		-	-	-	-	-	-	-	125,235	-	-	125,235
Reversal of additional dividends of prior year		-	-	-	-	-	-	-	-	-	(56,856)	(56,856)

Other comprehensive income:
Valuation adjustment for financial instruments	2.c) and 18.f)	-	-	-	-	-	2,031	-	-	-	-	2,031
Currency translation of foreign subsidiaries	2.o) and 18.g)	-	-	-	-	-	-	(13,745)	-	-	-	(13,745)
Balance at March 31, 2010		3,696,773	4,482	7,825	142,912	1,040,530	(2,044)	(19,047)	125,520	(123,720)	-	4,873,231

The accompanying notes are an integral part of these interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of changes in shareholders’ equity in the parent company

Fiscal period ended March 31, 2011 and 2010

 (In thousands of Reais)

					Profit reserves
	Note	Share capital	Capital reserve	Revaluation reserve in subsidiaries	Legal reserve	Retention of profits	Valuation adjustment	Cumulative translation adjustments	Retained earnings	Treasury shares	Additional dividends	Total

Balance at December 31, 2010		3,696,773	7,688	7,590	180,854	1,333,066	(2,403)	(18,597)	-	(119,964)	68,323	5,153,330
Realization of revaluation reserve	18.d)	-	-	(142)	-	-	-	-	142	-	-	-
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	18.d)	-	-	-	-	-	-	-	(37)	-	-	(37)
Net income for the period		-	-	-	-	-	-	-	193,015	-	-	193,015
Reversal of additional dividends of prior year		-	-	-	-	-	-	-	-	-	(68,323)	(68,323)

Other comprehensive income:
Valuation adjustments for financial instruments	2.c) and 18.f)	-	-	-	-	-	2,328	-	-	-	-	2,328
Currency translation of foreign subsidiaries	2.o) and 18.g)	-	-	-	-	-	-	470	-	-	-	470

Balance at March 31, 2011		3,696,773	7,688	7,448	180,854	1,333,066	(75)	(18,127)	193,120	(119,964)	-	5,280,783

The accompanying notes are an integral part of these interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of changes in shareholders’ equity in the consolidated

Fiscal period ended March 31, 2011 and 2010

 (In thousands of Reais)
					Profit reserves
	Note	Share capital	Capital reserve	Revaluation reserve in subsidiaries	Legal reserve	Retention of profits	Valuation adjustment	Cumulative translation adjustments	Retained earnings	Treasury shares	Additional dividends	Non-controlling interests	Total

Balance at December 31, 2010		3,696,773	4,482	8,156	142,912	1,034,050	(4,075)	(5,302)	-	(123,720)	56,856	35,119	4,845,251
Realization of revaluation reserve	18.d)	-	-	(331)	-	-	-	-	331	-	-	342	342
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	18.d)	-	-	-	-	-	-	-	(46)	-	-	-	(46)
Net income for the period		-	-	-	-	-	-	-	126,045	-	-	(3,193)	122,852
Reversal of additional dividends of prior year		-	-	-	-	-	-	-	-	-	(56,856)	-	(56,856)
Capital reduction from Utingás Armazenadora Ltda.		-	-	-	-	-	-	-	-	-	-	(11,631)	(11,631)

Other comprehensive income:
Valuation adjustments for financial instruments	2.c) and 18.f)	-	-	-	-	-	2,031	-	-	-	-	-	2,031
Currency translation of foreign subsidiaries	2.o) and 18.g)	-	-	-	-	-	-	(13,745)	-	-	-	-	(13,745)
Balance at March 31, 2010		3,696,773	4,482	7,825	142,912	1,034,050	(2,044)	(19,047)	126,330	(123,720)	-	20,637	4,888,198

The accompanying notes are an integral part of these interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of changes in shareholders’ equity in the consolidated

Fiscal period ended March 31, 2011 and 2010

 (In thousands of Reais)
					Profit reserves
	Note	Share capital	Capital reserve	Revaluation reserve in subsidiaries	Legal reserve	Retention of profits	Valuation adjustment	Cumulative translation adjustments	Retained earnings	Treasury shares	Additional dividends	Non-controlling interests	Total

Balance at December 31, 2010		3,696,773	7,688	7,590	180,854	1,333,066	(2,403)	(18,597)	-	(119,964)	68,323	22,253	5,175,583

Realization of revaluation reserve	18.d)	-	-	(142)	-	-	-	-	142	-	-	190	190
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	18.d)	-	-	-	-	-	-	-	(37)	-	-	-	(37)
Acquisition of non-controlling interests		-	-	-	-	-	-	-	-	-	-	(3)	(3)
Net income for the period		-	-	-	-	-	-	-	193,015	-	-	1,167	194,182
Reversal of additional dividends of prior year		-	-	-	-	-	-	-	-	-	(68,323)	-	(68,323)

Other comprehensive income:
Valuation adjustments for financial instruments	2.c) and 18.f)	-	-	-	-	-	2,328	-	-	-	-	-	2,328
Currency translation of foreign subsidiaries	2.o) and 18.g)	-	-	-	-	-	-	470	-	-	-	-	470

Balance at March 31, 2011		3,696,773	7,688	7,448	180,854	1,333,066	(75)	(18,127)	193,120	(119,964)	-	23,607	5,304,390
The accompanying notes are an integral part of these interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of cash flows - Indirect method

Fiscal period ended March 31, 2011 and 2010

(In thousands of Reais)

		Parent		Consolidated
	Note	03/31/2011	03/31/2010	03/31/2011	03/31/2010
Cash flows from operating activities
Net income for the period		193,015	125,235	194,182	122,852
Adjustments to concile net income to cash provided by operating activities
Equity in income of subsidiaries and affiliates	11	(188,632)	(126,243)	(126)	(25)
Depreciation and amortization		-	-	135,912	131,881
PIS and COFINS credits on depreciation		-	-	2,429	2,114
Expense with tanks removed	16	-	-	(783)	(1,061)
Interest, monetary and exchange rate changes		9,113	7,851	123,741	93,647
Deferred income and social contribution taxes	9.b)	(16)	(519)	20,342	27,783
Income on sale of property, plant and equipment	25	-	-	(2,739)	(394)
Others		-	-	(449)	611

Dividends received from subsidiaries		-	118,990	-	-

(Increase) decrease in current assets
Trade accounts receivable	5	-	-	(22,714)	29,296
Inventories	6	-	-	(118,691)	(70,108)
Recoverable taxes	7	28,040	901	27,514	9,671
Other receivables		(1,510)	(2,375)	1,320	4,537
Prepaid expenses	10	-	-	(22,153)	(24,716)

Increase (decrease) in current liabilities
Trade payables		(107)	(9,878)	(38,887)	(224,284)
Wages and employee benefits		1	-	(37,580)	(43,411)
Taxes payable		8	(1,369)	(19,452)	36,530
Income and social contribution taxes		-	5	2,827	19,250
Other payables		-	(198)	(5,706)	(18,481)

(Increase) decrease in long-term assets
Trade accounts receivable	5	-	-	(2,528)	10,407
Recoverable taxes	7	(33,425)	(4,425)	(44,788)	(12,126)
Amounts in escrow		-	(15)	(13,434)	(15,271)
Other receivables		-	-	130	308
Prepaid expenses	10	-	-	1,176	339

Increase (decrease) in long-term liabilities
Provision for contingencies		46	41	18,311	(13,027)
Other payables		-	-	3,481	12,171

Net cash provided by operating activities		6,533	108,001	201,335	78,493

The accompanying notes are an integral part of these interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of cash flows - Indirect method

Fiscal period ended March 31, 2011 and 2010

(In thousands of Reais)

		Parent		Consolidated
	Note	03/31/2011	03/31/2010	03/31/2011	03/31/2010

Cash flows from investing activities
Financial investments, net of redemptions		12,743	(20,000)	192,609	28,743
Disposal (acquisition) of investments, net	11	-	-	(25,514)	-
Acquisition of property, plant and equipment	12	-	-	(157,444)	(173,916)
Acquisition of intangible assets	13	-	-	(45,145)	(38,730)
Proceed on sale of property, plant and equipment		-	-	20,084	4,459

Net cash provided by (used in) investing activities		12,743	(20,000)	(15,410)	(179,444)

Cash flows from financing activities
Financing and debentures
Fund raising	14	-	-	135,492	1,048,107
Amortization	14	-	-	(295,830)	(1,152,144)
Payment of financial lease	14	-	-	(1,968)	(3,297)
Dividends paid		(250,872)	(158,736)	(250,834)	(163,079)
Reduction of non-controlling interests		-	-	-	(11,369)
Related entities	8.a)	51,033	44,116	-	(1,770)

Net cash provided by (used in) financing activities		(199,839)	(114,620)	(413,140)	(283,552)

Effect of changes in exchange rates on cash and cash equivalents in foreign currency		-	-	(97)	(2,600)

Increase (decrease) in cash and cash equivalents		(180,563)	(26,619)	(227,312)	(387,103)

Cash and cash equivalents at the beginning of period	4	407,704	58,926	2,642,418	1,887,499

Cash and cash equivalents at the end of period	4	227,141	32,307	2,415,106	1,500,396

Additional information
Interest paid on financing		-	-	39,247	117,916
Income tax and social contribution paid for the period		-	-	17,556	15,174

The accompanying notes are an integral part of these interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of value added

Fiscal period ended March 31, 2011 and 2010

(In thousands of Reais, except percentages)

		Parent				Consolidated
	Note	03/31/2011%		03/31/2010%		03/31/2011%		03/31/2010%
Revenues
Gross revenue from sales and services, except rents and royalties	23	-		-		11,181,886		10,314,016
Rebates, discounts and returns	23	-		-		(43,961)		(41,294)
Allowance for doubtful accounts - Release (creation)		-		-		(1,506)		(1,529)
Income on disposal of assets	25	-		-		2,739		394
		-		-		11,139,158		10,271,587

Materials purchased from third parties
Raw materials used		-		-		(516,073)		(466,994)
Cost of goods, products and services sold	2.a)	-		-		(9,454,497)		(8,747,460)
Third-party materials, energy, services and others		(2,705)		(1,679)		(294,351)		(264,906)
Recovery (loss) of asset value		3,701		3,355		1,810		3,500
		996		1,676		(10,263,111)		(9,475,860)

Gross value added		996		1,676		876,047		795,727
Deductions
Depreciation and amortization		-		-		(138,341)		(133,995)

Net value added by the company		996		1,676		737,706		661,732

Value added received in transfer
Equity in income of subsidiaries and affiliates	11.a) and 11.b)	188,632		126,243		126		25
Rents and royalties	23	-		-		15,991		11,174
Financial revenues	26	41,210		24,473		85,634		48,321
		229,842		150,716		101,751		59,520

Total value added available for distribution		230,838		152,392		839,457		721,252

Distribution of value added
Labor and benefits		822	-	733	1	247,506	30	217,943	30
Taxes, fees and contributions		632	-	(1,575)	(1)	235,585	28	263,103	37
Financial expenses and rents		36,369	16	27,999	18	162,184	19	117,354	16
Retained earnings		193,015	84	125,235	82	194,182	23	122,852	17
Value added distributed		230,838	100	152,392	100	839,457	100	721,252	100

The accompanying notes are an integral part of these interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

1.  Operations

Ultrapar Participações S.A. (“Company”), is a Company with headquarters at the Brigadeiro Luis Antônio Avenue, 1343 in São Paulo – SP, Brazil.

It engages in the investment of its own capital in commercial and industrial activities, provision of services, and related businesses, including the subscription or acquisition of shares of other companies.Through its subsidiaries, it operates in the segments of liquefied petroleum gas - LPG distribution (“Ultragaz”), light fuel & lubricant distribution, and related business (“Ipiranga”), production and marketing of chemicals (“Oxiteno”), and provision of storage services for liquid bulk (“Ultracargo”). The Company also operates a petroleum refining business through its investment in Refinaria de Petróleo Riograndense S.A. (“RPR”).

2.  Summary of significant accounting policies

Aiming at the convergence of the Brazilian accounting practices to the IFRS, during the years 2009 and 2010 the Brazilian Securities and Exchange Commission (“CVM”) issued several resolutions approving the Accounting Pronouncements Committee (“CPC”) pronouncements and established new accounting standards applicable to Brazil, effective in 2010 (“New BR GAAP”). These statements are in accordance with the international accounting standards issued by the International Accounting Standards Board (“IASB”).

The interim financial information as of March 31, 2011 was prepared in accordance with Resolution CVM 581/09 (CPC 21) and International Accounting Standards (“IAS”) 34 Interim Financial Reporting issued by IASB.

The Company’s individual interim financial information are stated according to the New BR GAAP, which differs from IFRS in two respects. IFRS does not require the equity method of accounting for the individual interim financial information of the parent company. Besides equity accounting, the parent company’s interim financial information in New BR GAAP contain another difference to IFRS, as expressly permitted by CPC 43 (R1), relating to the deferred charges written off as of December 31, 2010, when such difference was eliminated.

The Company’s consolidated interim financial information are stated according to the IFRS, issued by IASB. The consolidated interim financial information as of 2010, previously reported in New BRGAAP (in accordance with CPC 43), is being presented considering the deferred charges written off in the IFRS initial adoption (in accordance with CPC 43(R1)). See Note 28 for further detail of deferred charges amortization effects in the income statements as of the first quarter of 2010.

The accounting policies described below were applied by the Company and its subsidiaries in a consistent manner for all periods presented in these Company and consolidated interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

a.	Recognition of income

Revenue from sales and costs are recognized when all risks and benefits associated with the products are transferred to the purchaser. Revenue from services provided and their costs are recognized when the services are provided. Costs of products sold and services provided include goods (mainly fuels/lubricants and LPG), raw materials (chemicals and petrochemicals) and production, distribution, storage and filling costs.

b.	Cash equivalents

Include short-term highly-liquid investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value. See Note 4 for further detail on cash equivalents of the Company and its subsidiaries.

c.	Financial instruments

In accordance with IAS 39 (CPC 38, 39 and 40), the financial instruments of the Company and its subsidiaries were classified into the following categories:

•
Measured at fair value through income: financial assets held for trading, that is, purchased or created primarily for the purpose of sale or repurchase in the short term, and derivatives. Changes in fair value are recorded as income, and the balances are stated at fair value.

•
Held to maturity: non-derivative financial assets with fixed payments or determinable payments, with fixed maturities for which the entity has the positive intent and ability to hold to maturity. The interest earned is recorded as income, and balances are stated at acquisition cost plus the interest earned.

•
Available for sale: non-derivative financial assets that are designated as available for sale or that were not classified into other categories. The interest earned is recorded as income, and the balances are stated at fair value. Differences between fair value and acquisition cost plus the interest earned are recorded in a specific account of the shareholders’ equity. Gains and losses recorded in the shareholders’ equity are included in income, in case of prepayment.

•
Loans and receivables: non-derivative financial instruments with fixed or determinable payments or receipts, not quoted in active markets, except: (i) those which the entity intends to sell immediately or in the short term and which the entity classified as measured at fair value through income; (ii) those classified as available for sale; or (iii) those the holder of which cannot substantially recover its initial investment for reasons other than credit deterioration. The interest earned is recorded as income, and balances are stated at acquisition cost plus the interest earned.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

The Company and its subsidiaries designate certain derivative financial instruments used to hedge against changes in interest rates and variations in the exchange rate as cash flow hedge. In the case of derivatives designed to hedge cash flows against changes caused by the variation in interest rates, the difference between the fair value of the financial instrument and its updated cost is recognized as a valuation adjustment in the shareholders’ equity, not affecting the income statement of the Company and its subsidiaries. In the case of foreign exchange derivatives designated by subsidiary RPR for hedge of future cash flows, the effect of variation in the derivative is posted to the valuation adjustment in shareholders’ equity until the time when the hedged item affects the income statement. The difference between the fair value of the derivative and updated cost is recognized directly in income of the subsidiary.

The Company and its subsidiaries designate derivative financial instruments used to compensate variations due to changes in interest rates in the market value of contracted debt in Reais as fair value hedge. Such variations, as well as the difference between the derivative financial instrument fair value and its updated cost, are recognized in the income.

For further detail on financial instruments of the Company and its subsidiaries, see Notes 4, 14, and 20.

d.	Current and non-current assets

The trade accounts receivable are recorded at the amount billed, adjusted to the present value if applicable, including all direct taxes of the Company and its subsidiaries.

Allowance for doubtful accounts is calculated based on estimated losses and is set at an amount deemed by management to be sufficient to cover any loss on realization of accounts receivable.

Inventories are stated at the lower of average acquisition or production cost, and replacement cost or net realizable value.

The other assets are stated at the lower of cost and realizable value, including, if applicable, the interest earned, monetary changes and changes in exchange rates incurred or less a provision for loss and, if applicable, adjustment to present value (see Note 2.r).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

e.	Investments

Investments in subsidiaries are valued by the equity method of accounting in the interim financial information of the parent company.

Investments in companies in which management has a significant influence or in which it holds 20% or more of the voting stock, or that are part of a group under shared control are also accounted for the equity method of accounting (see Note 11). In the consolidated interim financial information the investments under shared control are consolidated proportionally by the Company (See Note 3).

The other investments are stated at acquisition cost less provision for loss, unless the loss is considered temporary.

f.	Property, plant and equipment

Recorded at acquisition or construction cost, including financial charges incurred on property, plant and equipment under construction, as well as significant maintenance costs resulting from scheduled plant outages and estimated costs to remove, to decommission or to restore assets. Property, plant and equipment acquired before December 31,1997 are adjusted for inflation as of that date.

Depreciation is calculated using the straight-line method, for the periods mentioned in Note 12, taking into account the economic life of the assets, and are periodically revised.

Leasehold improvements are depreciated over the shorter of the contract term and useful/economic life of the property.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

g.	Financial leases

•           Finance leases

Certain financial lease contracts transfer substantially all the risks and benefits associated with the ownership of an asset to the Company and its subsidiaries. These contracts are characterized as finance leases, and assets thereunder are stated at fair value or, if lower, present value of the minimum payments under the relevant contracts. The items recognized as assets are depreciated at the depreciation rates applicable to each group of assets in accordance with Note 12. Financial charges under the finance lease contracts are allocated to income over the contract term, based on the amortized cost and actual interest rate method (see Note 14.g).

•           Operating leases

Are lease transactions where the risks and benefits associated with the ownership of the asset are not transferred and where the purchase option at the end of the contract is equivalent to the market value of the leased asset. Payments made under an operating lease contract are recognized as expenses in the income statement on a straight-line basis over the term of the lease contract, in accordance with Note 21.d).

h.	Intangible assets

Intangible assets include assets acquired by the Company and its subsidiaries from third parties, according to the main criteria below (see Note 13):

• Goodwill is carried net of accumulated amortization as of December 31, 2008, when it ceased to be amortized. Goodwill generated as from January 1, 2009 is shown as intangible asset corresponding to the positive difference between the amount paid or payable to the seller and the fair value of the assets and liabilities of the acquired entity, and tested annually to verify the existence of probable losses (impairment). In accordance with IFRS 3(R), goodwill is allocated to the respective cash generating units for impairment testing purposes.

• Bonus expenses as provided in Ipiranga’s agreements with reseller gas stations and major consumers are recorded when incurred and amortized according to the term of the agreement.

• Other intangible assets acquired from third parties, such as software, technology and commercial property rights, are measured at the total acquisition cost less accumulated amortization expenses.

The Company and its subsidiaries have not recorded intangible assets that were created internally or that have an indefinite useful life, except goodwill.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

i.	Current and non-current liabilities

Current and noncurrent liabilities are stated at known or calculable amounts plus, if applicable, related charges, monetary changes and changes in exchange rates incurred until the date of the interim financial information. When applicable the current and noncurrent liabilities are recorded in present value based on interest rates that reflect the term, currency and risk of each transaction. Transaction costs incurred and directly attributable to the activities necessary only to accomplish the transactions in order to raise funds through contracting debt or loans or by issuing debt bonds, as well as premiums in the issuance of debentures and other debt or equity instruments, are appropriated to their instrument and amortized to income over their term.

j.	Income and social contribution taxes on profit

Current and deferred income tax (IRPJ) and social contribution (CSLL) are calculated based on the current rates of income tax and social contribution on profit, including the value of tax incentives, as stated in Note 9.b).

k.	Assets retirement obligation – fuel tanks

This provision corresponds to the legal obligation to remove Ipiranga’s underground fuel tanks located at Ipiranga-branded gas stations after a certain period. The estimated amount of the obligation to remove this fuel tank is recorded as a liability when tanks are installed. The amount is recorded in property, plant and equipment and depreciated over the respective useful life of the tanks. The amounts recognized as a liability are adjusted until the respective tank is removed (see Note 16). The estimated removal cost is revised periodically.

l.	Provision for contingencies

The provision for contingencies is created for contingent risks with a probable chance of loss (more-likely-than-not) in the opinion of management and internal and external legal counsel, and the amounts are recorded based on evaluation of the outcomes of the legal proceedings (see Note 21.a).

m.	Actuarial obligation for post-employment benefits

Reserves for actuarial liabilities for post-employment benefits granted and to be granted to employees, retirees, and pensioners are based on an actuarial calculation prepared by an independent actuary, using the projected unit credit method, as described in Note 22.b).

n.	Transactions in foreign currency

Transactions in foreign currency carried out by the Company or its subsidiaries are translated into their functional currency at the exchange rate prevailing on the date of each transaction. Outstanding monetary assets and liabilities of the Company and its subsidiaries are translated at the exchange rate prevailing on the balance sheet date. The effect of the difference between those exchange rates is recognized in income until their realization.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

o.	Basis for translation of interim financial information of foreign-based subsidiaries

Assets and liabilities of the subsidiaries Oxiteno México S.A. de C.V. and its subsidiaries, located in Mexico (functional currency: Mexican Peso), and Oxiteno Andina, C.A., located in Venezuela (functional currency: Bolivares Fortes), denominated in currencies other than that of the Company (functional currency: Real), are translated at the exchange rate in effect on the date of the interim financial information. Gains and losses resulting from changes in these foreign investments are directly recognized in the shareholders’ equity as cumulative translation adjustments and will be recognized as income if these investments are disposed of. The recorded balance in other comprehensive income and presented in the shareholders’ equity as cumulative translation adjustments as of March 31, 2011 was R$ 18,127 of exchange rate loss (R$ 18,597 loss as of December 31, 2010).

For IFRS purposes, based on IAS 29, from 2010, Venezuela is regarded as a hyperinflationary economy. As a result, the interim financial information of Oxiteno Andina C.A. were adjusted by the Venezuelan Consumer Price Index (CPI).

Assets and liabilities of the other foreign subsidiaries, which do not have autonomy, are considered activities of their investor and are translated at the exchange rate in effect by the end of the respective period. Gains and losses resulting from changes in these foreign investments are directly recognized as financial income. The gain recognized as income as of March 31, 2011 amounted to R$ 243 (R$ 609 gain as of March 31, 2010).

p.	Use of judgment

The interim financial information require the use of judgment and estimates for the accounting of certain assets, liabilities and results. In these estimates, the Company and subsidiaries's management use the best information available at the time of preparation of the interim financial information, as well as the experience of past and current events, also considering assumptions regarding future events. The interim financial information therefore include estimates related mainly to determining the fair value of financial instruments (Notes 4, 14 and 20), the determination of provisions for income taxes (Note 9), the useful life of property, plants and equipments (Note 12), recovery value of long-lived assets (Note 13), provisions for tax, civil and labor liabilities (Note 21.a) and estimates for the preparation of actuarial reports (Note 22). The actual result of the transactions and information may differ from estimates.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

q.	Impairment of assets

The Company reviews, at least annually, the carrying value of assets for their possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use or disposal. In cases where future expected cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of these assets. The factors considered by the Company in performing this assessment include current operating results, trends, and prospects, as well as the effects of obsolescence, demand, competition, and other economic factors. No impairment was recorded in the abovementioned periods.

r.	Adjustment to present value

The subsidiaries booked the adjustment to present value of ICMS credit balances on property, plant and equipment (CIAP – see Note 7). The Company and its subsidiaries reviewed all items classified as long-term and, where relevant, short-term assets and liabilities and did not identify the need to adjust other balances to present value.

s.	Statements of value added

The Company and its subsidiaries prepare the statements of value added, individual and consolidated, according to CPC 09 - Statement of Value Added, as an integral part of the New BR GAAP interim financial information as applicable to public companies, while for IFRS purposes they represent additional financial information.

t.	New pronouncements not yet adopted

Some standards, amendments and interpretations to IFRS issued by IASB have not yet taken effect for the period ended March 31, 2011:

•           Limited exemption from Comparative IFRS 7 Disclosures for First-time Adopters.
•           Improvements to IFRS 2010.
•           IFRS 9 Financial Instruments
•           Prepayment of a minimum fund requirement (Amendment to IFRIC 14)
•           Amendments to IAS 32 Classification of rights issues

CPC has not yet issued statements equivalent to the above IFRS pronouncement, but is expected to do so before the date they become effective. The early adoption of IFRS pronouncements is subject to prior approval of the CVM.

The Company and its subsidiaries have not estimated the impact of these new standards on their interim financial information.

On May 11, 2011 the Company’s Board of Directors authorized the conclusion of these interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

3.  Principles of consolidation and investments in affiliates

The consolidated interim financial information were prepared following the basic principles of consolidation established by IFRS. Investments of one company in the other, balances of asset and liability accounts and revenues and expenses were eliminated, as well as the effects of transactions conducted between the companies. The non-controlling interest in subsidiaries is presented as part of consolidated shareholders’ equity and net income.

The consolidated interim financial information include the following direct and indirect subsidiaries:

		% interest in the share
		03/31/2011 Control		12/31/2010 Control
	Location	Direct control	Indirect control	Direct control	Indirect control

Ultracargo - Operações Logisticas Participações Ltda.	Brazil	100	-	100	-
Terminal Quimico de Aratu S.A. - Tequimar	Brazil	-	99	-	99
União Vopak Armazéns Gerais Ltda. (*)	Brazil	-	50	-	50
Ultracargo Argentina S.A.	Argentina	-	100	-	100
Melamina Ultra S.A. Indústria Quimica	Brazil	-	99	-	99
Oxiteno S.A. Indústria e Comércio	Brazil	100	-	100	-
Oxiteno Nordeste S.A. Indústria e Comércio	Brazil	-	99	-	99
Oxiteno Argentina Sociedad de Responsabilidad Ltda.	Argentina	-	100	-	100
Oleoquimica Indústria e Comércio de Produtos Quimicos Ltda.	Brazil	-	100	-	100
Barrington S.L.	Spain	-	100	-	100
Oxiteno México S.A. de C.V.	Mexico	-	100	-	100
Oxiteno Servicios Corporativos S.A. de C.V.	Mexico	-	100	-	100
Oxiteno Servicios Industriales S.A. de C.V.	Mexico	-	100	-	100
Oxiteno USA LLC	United States	-	100	-	100
Global Petroleum Products Trading Corp.	Virgin Islands	-	100	-	100
Oxiteno Overseas Corp.	Virgin Islands	-	100	-	100
Oxiteno Andina, C.A.	Venezuela	-	100	-	100
Oxiteno Europe SPRL	Belgium	-	100	-	100
Empresa Carioca de Produtos Quimicos S.A.	Brazil	-	100	-	100
Ipiranga Produtos de Petróleo S.a.	Brazil	100	-	100	-
Distribuidora Nacional de Petróleo Ltda.	Brazil	-	-	-	100
am/pm Comestiveis Ltda.	Brazil	-	100	-	100
Centro de Conveniências Millennium Ltda.	Brazil	-	100	-	100
Conveniências Ipiranga Norte Ltda.	Brazil	-	100	-	100
Ipiranga Trading Limited	Virgin Islands	-	100	-	100
Tropical Transportes Ipiranga Ltda.	Brazil	-	100	-	100
Ipiranga Imobiliária Ltda.	Brazil	-	100	-	100
Ipiranga Logistica Ltda.	Brazil	-	100	-	100
Maxfácil Participações S.A. (*)	Brazil	-	50	-	50
Isa-Sul Administração e Participações Ltda.	Brazil	-	100	-	100
Companhia Ultragaz S.A.	Brazil	-	99	-	99
Bahiana Distribuidora de Gás Ltda.	Brazil	-	100	-	100
Utingás Armazenadora S.A.	Brazil	-	56	-	56
LPG International Inc.	Cayman Islands	-	100	-	100
Imaven Imóveis Ltda.	Brazil	-	100	-	100
Oil Trading Importadora e Exportadora Ltda.	Brazil	-	100	-	100
SERMA - Ass. dos usuários equip. proc. de dados	Brazil	-	100	-	100
Refinaria de Petróleo Riograndense S.A. (*)	Brazil	33	-	33	-

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

(*)
The Company maintains a shared equity interest in these companies, whose articles of organization establish a joint control. These joint ventures are recognized by the Company using proportionate consolidation, as allowed by IAS 31.

RPR is primarily engaged in oil refining, Maxfácil Participações S.A. is primarily engaged in the management of Ipiranga-branded credit cards, and União Vopak Armazéns Gerais Ltda. is primarily engaged in liquid bulk storage in the port of Paranaguá.

Business combination – Acquisition of Distribuidora Nacional de Petróleo Ltda. (“DNP”)

On November 1, 2010, the Company, through its subsidiary Ipiranga Produtos de Petróleo S.A. (“IPP”), acquired a 100% equity interest in DNP for an amount of R$ 72,330, subject to final working capital adjustment. This acquisition reinforces the strategy of expansion, initiated with the acquisition of Texaco, to the Midwest, Northeast and North of Brazil where the consumption growth has been above the national average and the market share of Ipiranga is lower than that in the South and Southeast.

The acquisition cost was allocated among the identified assets acquired and liabilities assumed, valued at fair value. During the process of identification of assets and liabilities, intangible assets which were not recognized in the acquired entity’s books were also taken into account. The provisional goodwill based on expected future earnings is R$ 15,602. The estimated value added for assets acquired, which is being determined based on a report prepared by an independent appraiser, has a provisional value of R$ 54,349, which reflects the difference between the market value and the book value of the assets.

The table below summarizes the preliminary estimated fair values of the assets acquired and liabilities assumed as of the completion of the acquisition:

R$

Current assets
Cash and cash equivalents	2,322
Trade accounts receivable	15,295
Inventories	18,003
Other	9,672
45,292

Non-current assets
Property, plant and equipment	15,977
Intangible	46,650
Other	8,254
Goodwill	15,602
86,483

Total assets acquired and goodwill	131,775

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

Current liabilities
Trade payables	7,784
Income tax and social contribution	5,130
Income tax and social contribution payable	1,210
Salaries and related charges	754
Other	6,345
21,223

Non-current liabilities
Provision for contingencies	14,812
Income tax and social contribution	18,587
Other	4,823
38,222

Net assets	72,330

In February 2011, in order to simplify the corporate structure, the subsidiary DNP was merged into IPP.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

4.	Financial assets

Financial assets, excluding cash and banks, are substantially represented by money invested: (i) in Brazil, in debentures, certificates of deposit of first-rate financial institutions linked to the Interbank Certificate of Deposit (“CDI”) and in Federal government bonds; (ii) abroad, in certificates of deposits of first-rate financial institutions and in short-term investment funds with a portfolio composed of bonds issued by the U.S. Government; and (iii) currency and interest rate hedging instruments.

●	Cash and cash equivalents

Cash and cash equivalents are considered: (i) the balances of cash and banks, and (ii) short-term investments, highly liquid, readily convertibles to a known amount of cash and which are subject to an insignificant risk of value change.

	Parent		Consolidated
	03/31/2011	12/31/2010	03/31/2011	12/31/2010

Cash and banks
In local currency	147	23	77,522	59,980
In foreign currency	-	-	13,291	12,813

Financial investments
In local currency
Fixed-income securities and funds	226,994	407,681	2,324,293	2,569,625

Total cash and cash equivalents	227,141	407,704	2,415,106	2,642,418

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

●	Financial investments

Financial assets that are not considered cash and cash equivalents are considered as financial investments.

	Parent		Consolidated
	03/31/2011	12/31/2010	03/31/2011	12/31/2010

Financial investments
In local currency
Fixed-income securities and funds	15	12,758	191,960	360,032

In foreign currency
Fixed-income securities and funds	-	-	184,436	198,149

Income from currency and interest rate hedging instruments (a)	-	-	8,954	19,778

Total of financial investments	15	12,758	385,350	577,959

Current	15	12,758	377,482	558,209

Non-current	-	-	7,868	19,750

(a) Accumulated gains, net of income tax (see Note 20).

The financial assets of the Company and its subsidiaries, except cash and banks, were classified, according to their characteristics and the Company’s intention, into: (i) measured at fair value through income; (ii) held to maturity; and (iii) available for sale, as shown on the table below.

	Consolidated
	03/31/2011	12/31/2010

Measured at fair value through income	2,333,247	2,589,403
Held to maturity	7,193	7,193
Available for sale	369,203	550,988

Financial assets, except cash and banks	2,709,643	3,147,584

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

5.	Trade accounts receivable (Consolidated)

	03/31/2011	12/31/2010

Domestic customers	1,620,203	1,605,767
Customer financing - Ipiranga	214,578	202,719
Foreign customers	126,325	123,823
(-) Allowance for doubtful accounts	(123,487)	(119,932)

	1,837,619	1,812,377

Current	1,738,423	1,715,709

Non-current	99,196	96,668

Customer financing is provided for renovation and upgrading of service stations, purchase of products, and development of the fuel and lubricant distribution market.

The breakdown of trade accounts receivable, gross, is as follows:

	Total	Not yet due	Less than 30 days	31-60 days	61-90 days	91-180 days	More than 180 days

March 31, 2011	1,961,106	1,658,055	72,016	34,324	13,384	22,925	160,402

December 31, 2010	1,932,309	1,692,151	60,321	16,415	5,067	9,442	148,913

Movements in the allowance for doubtful accounts are as follows:

Balance as of December 31, 2010	119,932
Additions	5,868
Write-offs	(2,313)
Balance as of March 31, 2011	123,487

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

6.	Inventories (Consolidated)

	03/31/2011			12/31/2010
		Provision for loss	Net balance		Provision for loss	Net balance
	Cost			Cost

Finished goods	216,437	(10,262)	206,175	181,419	(9,905)	171,514
Work in process	3,020	-	3,020	7,907	-	7,907
Raw materials	181,422	(854)	180,568	177,123	(2,059)	175,064
Liquefied petroleum gas (LPG)	25,451	-	25,451	26,648	-	26,648
Fuels, lubricants and greases	617,557	(521)	617,036	553,491	(1,032)	552,459
Consumable materials and bottles for resale	50,041	(863)	49,178	49,688	(1,028)	48,660
Advances to suppliers	137,116	-	137,116	111,578	-	111,578
Properties for resale	39,929	-	39,929	39,707	-	39,707

	1,270,973	(12,500)	1,258,473	1,147,561	(14,024)	1,133,537

Movements in the provision for loss are as follows:

Balance as of December 31, 2010	14,024
Reversals	(1,524)
Balance as of March 31, 2011	12,500

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

7.	Recoverable taxes

Are substantially represented by credit balances of Tax on Goods and Services (ICMS), Taxes for Social Security Financing (COFINS), Employee’s Profit Participation Program (PIS), and Income and Social Contribution Taxes (IRPJ and CSLL).

	Parent		Consolidated
	03/31/2011	12/31/2010	03/31/2011	12/31/2010

IRPJ and CSLL	84,273	78,868	160,075	145,554
ICMS	-	-	199,084	202,584
Provision for ICMS losses (*)	-	-	(55,951)	(56,130)
Adjustment to present value of ICMS on property, plant and equipment - CIAP (see Note 2.r)	-	-	(3,149)	(3,273)
PIS and COFINS	21	21	100,352	97,568
Value-Added Tax (IVA) on the subsidiaries Oxiteno Mexico S.A. de C.V. and Oxiteno Andina, C.A.	-	-	13,002	10,507
IPI	-	-	5,595	4,342
Others	1	21	7,353	7,935
Total	84,295	78,910	426,361	409,087

Current	41,857	69,897	326,803	354,317

Non-current	42,438	9,013	99,558	54,770

(*)	The provision for ICMS losses relates to credit balances that the subsidiaries estimate to be unable to offset in the future.

Movements in the provision for ICMS losses are as follows:

Balance as of December 31, 2010	56,130
Additions	578
Write-offs	(757)
Balance as of March 31, 2011	55,951

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

8.	Related parties

a. Related companies

	Parent
	Loans		Debentures	Financial income
	Assets	Liabilities	Assets

Companhia Ultragaz S.A.	4,017	-	-	-
Oxiteno S.A Indústria e Comércio	1,874	-	-	-
Terminal Químico de Aratu S.A. - Tequimar	1,071	-	-	-
Ipiranga Produtos de Petróleo S.A.	-	-	750,000	31,060
Total as of March 31, 2011	6,962	-	750,000	31,060
Total as of December 31, 2010	6,962	-	773,907
Total as of March 31, 2010				23,566

	Consolidated
	Loans		Commercial transactions

	Assets	Liabilities	Receivable	Payable

Braskem S.A.	-	-	-	3,797
Copagaz Distribuidora de Gas Ltda.	-	-	358	-
Liquigás Distribuidora S.A.	-	-	148	-
Oxicap Indústria de Gases Ltda.	9,654	-	-	950
Petróleo Brasileiro S.A. – Petrobras	-	-	-	278,698
Quattor Participações S.A.	-	-	539	-
Química da Bahia Indústria e Comércio S.A.	-	3,195	-	-
Refinaria de Petróleo Riograndense S.A.(*)	-	-	-	256
SHV Gás Brasil Ltda.	-	-	112	-
Other	520	856	84	-

Total as of March 31, 2011	10,174	4,051	1,241	283,701
Total as of December 31, 2010	10,144	4,021	2,324	261,035

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

	Consolidated
	Transactions

	Sales	Purchases

Braskem S.A.	5,153	149,579
Copagaz Distribuidora de Gas Ltda.	1,176	-
Liquigás Distribuidora S.A.	1,234	-
Oxicap Indústria de Gases Ltda.	2	2,862
Petróleo Brasileiro S.A. – Petrobras	22,675	6,355,714
Quattor Participações S.A.	3,834	50,785
Refinaria de Petróleo Riograndense S.A. (*)	-	110,527
Servgás Distribuidora de Gas S.A.	350	-
SHV Gás Brasil Ltda.	412	-

Total as of March 31, 2011	34,836	6,669,467
Total as of March 31, 2010	38,850	6,265,932

(*)	Relates to the non-eliminated portion of the transactions between RPR and IPP, since RPR is proportionally consolidated and IPP is fully consolidated.

Purchase and sale transactions relate substantially to the purchase of raw materials, inputs, transportation and storage services based on arm’s length market prices and terms with customers and suppliers with comparable operational performance. Borrowing agreements are for an indeterminate period and do not contain interest clauses. In the opinion of the Company’s management, transactions with related parties are not subject to settlement risk, which is why no allowance for doubtful accounts or collaterals are provided. Collaterals provided by the Company in borrowings and financing of subsidiaries and affiliates are mentioned in Note 14.i). Borrowing arrangements are contracted in light of temporary cash surpluses or deficits of the Company and its subsidiaries.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

b.    Key management personnel - Compensation (Consolidated)

The Company’s compensation strategy combines short and long-term elements, following the principles of alignment of interests and of the maintenance of a competitive compensation, and is aimed at retaining key officers and compensating them adequately according to their attributed responsibilities and the value created to the Company and its shareholders.

Short-term compensation is comprised of: (a) fixed monthly compensation paid with the objective of rewarding the executive´s experience, responsibility and his position´s complexity, and includes salary and benefits such as medical coverage, check-up, life insurance and other similar benefit; (b) variable compensation paid annually with a view towards aligning the executive´s and the Company´s objectives, and is linked to: (i) the business performance measured through its economic value creation and (ii) the fulfillment of individual annual goals that are based on the strategic plan and are focused on expansion and operational excellence projects, people development and market positioning, among others. Further details about stock compensation are contained in Note 8.c) and about post employment benefits in Note 22. In addition, the Company has a plan for variable long-term remuneration with the purpose of aligning the long-term interests of executive officers and shareholders, as well as the retention of these executives. The Ultrapar´executive officers may receive additional variable compensation depending on the Company’s shares’ performance between 2006 and 2011, reflecting the target of more than doubling the share value of the Company in 5 years.

As of March 31, 2011, the Company and its subsidiaries recorded expenses for compensation of its key personnel (Company’s directors and designated officers) in the amount of R$ 6,667 (R$ 5,938 as of March 31, 2010). Out of this total, R$ 5,537 relates to short-term compensation (R$ 5,189 as of March 31, 2010), R$ 808 to compensation in stock (R$ 588 as of March 31, 2010) and R$ 322 (R$ 161 as of March 31, 2010) to post-employment benefits. In addition to the above amounts, the Company accrued, in the first quarter of 2011, R$ 15,600 related to the variable long-term remuneration plan.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

c. Stock compensation plan

At a Special General Meeting held on November 26, 2003, a benefit plan was approved for managers of the Company and its subsidiaries, which provides: (i) initial award of beneficial ownership of shares issued by the Company held in treasury by the subsidiaries at which the beneficiary managers are employed; and (ii) transfer of title to the shares within five to ten years after the initial award, subject to continuation of employment of the beneficiary manager with the Company and its subsidiaries. The total amount awarded to executives as of March 31, 2011, including tax charges, was R$ 39,164 (R$ 39,164 as of December 31, 2010). Such amount is being amortized over a period of five to ten years after the award, and amortization for the period ended on March 31, 2011 in the amount of R$ 1,501 (R$ 1,095 as of December 31, 2010) was recorded as operating expense for the period. The values of the awards were determined on the date of award based on the market value of these shares on the BM&FBovespa.

The chart below summarizes the information on the shares awarded to executives of the Company:

Date of award	Restricted shares awarded	Market value of shares (in R$)	Total compensation costs, including taxes	Accumulated compensation costs recorded	Accumulated compensation costs not recorded
November 10, 2010	260,000	26.78	9,602	(680)	8,922
December 16, 2009	250,000	20.75	7,155	(1,621)	5,534
October 8, 2008	696,000	9.99	9,593	(4,073)	5,520
December 12, 2007	160,000	16.17	3,570	(2,021)	1,549
November 9, 2006	207,200	11.62	3,322	(1,467)	1,855
December 14, 2005	93,600	8.21	1,060	(565)	495
October 4, 2004	167,900	10.20	2,361	(1,535)	826
December 18, 2003	239,200	7.58	2,501	(1,834)	667
	2,073,900		39,164	(13,796)	25,368

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

9.	Income and social contribution taxes

a.       Deferred income and social contribution taxes

The Company and its subsidiaries recognize tax credits and debits, which are not subject to limitation periods, resulting from tax losses, temporary additions, negative tax bases and revaluation of property, plant and equipment, among others. Credits are sustained by the continued profitability of their operations. Deferred income tax and social contribution are recorded under the following categories:

	Parent		Consolidated
	03/31/2011	12/31/2010	03/31/2011	12/31/2010

Assets - Deferred income and social contribution taxes on:
Provision for loss of assets	-	-	24,193	27,646
Provisions for contingencies	200	185	78,136	66,898
Provision for post-employment benefit (see Note 22.b)	-	-	30,843	30,843
Provision for differences between cash and accrual basis	-	-	21,987	16,414
Provision for goodwill paid on investments (see Note 13)	-	-	292,810	306,086
Other provisions	-	-	39,225	20,715
Tax losses and negative basis for social contribution to offset (d)	-	-	67,190	59,978
Adoption of IFRS effect	-	-	20,658	35,817

Total	200	185	575,042	564,397

Liabilities - Deferred income and social contribution taxes on:
Revaluation of property, plant and equipment	-	-	604	364
Accelerated depreciation	-	-	108	109
Provision for adjustments between cash and accrual basis	-	-	2,850	7,931
Temporary differences of foreign subsidiaries	-	-	878	842
Transition Tax Regime effect	-	-	27,413	17,466

Total	-	-	31,853	26,712

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

The estimated recovery of deferred tax assets relating to income and social contribution taxes is stated as follows:

	Parent	Consolidated

Up to 1 year	-	195,098
From 1 to 2 years	-	112,997
From 2 to 3 years	-	94,233
From 3 to 5 years	200	109,378
From 5 to 7 years	-	33,204
From 7 to 10 years	-	30,132

	200	575,042

b.       Conciliation of income and social contribution taxes on income

Income and social contribution taxes are conciled to the official tax rates as follows:

	Parent		Consolidated

	03/31/2011	03/31/2010	03/31/2011	03/31/2010

Income (loss) before taxes and equity in income of affiliates	6,632	(1,523)	267,601	174,406
Official tax rates - %	34	34	34	34
Income and social contribution taxes at the official tax rates	(2,255)	518	(90,984)	(59,297)
Adjustments to the actual rate:
Operating provisions and nondeductible expenses/nontaxable revenues	-	(4)	5,977	(5,429)
Adjustment to estimated income	-	-	5,962	6,151
Workers Meal Program (PAT)	-	-	131	41
Other adjustments	6	1	(2,564)	(164)
Income and social contribution taxes before tax incentives	(2,249)	515	(81,478)	(58,698)

Tax incentives - ADENE	-	-	7,933	7,119
Income and social contribution taxes in the income statement	(2,249)	515	(73,545)	(51,579)

Current	(2,265)	(4)	(61,136)	(30,915)
Deferred	16	519	(20,342)	(27,783)
Tax incentives - ADENE	-	-	7,933	7,119

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

c.       Tax exemption

The following subsidiaries are entitled to partial or total exemption from IRPJ under the government’s program for development of Northeastern Brazil:

Subsidiary	Units	Incentive - %	Expiration

Oxiteno Nordeste S.A. Indústria e Comércio	Camaçari plant	75	2016

Bahiana Distribuidora de Gás Ltda.	Mataripe base	75	2013
	Suape base	75	2018
	Aracaju base	75	2017
	Caucaia base	75	2012

Terminal Químico de Aratu S.A. – Tequimar	Aratu terminal	75	2012
	Suape terminal	75	2015

d.	IRPJ (Corporate Income Tax) and CSLL (Social Contribution on Net Income) tax loss carryforwards to be offset

The Company and certains subsidiaries have a total of R$ 197,618 relating to IRPJ and CSLL tax loss carryforwards, which use is limited to 30% of taxable income of future periods, and that do not expire.

10.	Prepaid expenses (Consolidated)

	03/31/2011	12/31/2010

Rents	28,106	28,926
Stock compensation plan, net (see Note 8.c)	20,538	21,822
Advertising and publicity	22,357	3,769
Insurance premiums	10,277	8,457
Purchases of meal and transportation tickets	3,797	3,902
Taxes and other prepaid expenses	11,661	8,883

	96,736	75,759

Current	57,301	35,148

Non-current	39,435	40,611

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

11.	Investments

a.           Subsidiaries (Parent company)

	March 31, 2011

	Ultracargo – Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Refinaria de Petróleo Riograndense S.A.

Number of shares or units held	9,323,829	35,102,127	224,467,228,244	5,078,888
Shareholders’ equity adjusted for intercompany unrealized profits - R$	728,114	1,818,074	2,566,331	45,865
Net income for the period after adjustment for unrealized profits - R$	16,165	28,998	142,820	1,954

	December 31, 2010

	Ultracargo – Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Refinaria de Petróleo Riograndense S.A.

Number of shares or units held	9,323,829	35,102,127	224,467,228,244	5,078,888
Shareholders’ equity adjusted for intercompany unrealized profits - R$	711,949	1,788,180	2,423,056	48,135

	March 31, 2010
Net income for the period after adjustment for unrealized profits - R$	18,735	358	103,919	9,730

Operating financial information of the subsidiaries is detailed in Note 19.

	Investments		Equity in income
	03/31/2011	12/31/2010	03/31/2011	03/31/2010

Ipiranga Produtos de Petróleo S.A.	2,566,331	2,423,056	142,820	103,919
Oxiteno S.A. Indústria e Comércio	1,818,074	1,788,180	28,998	358
Ultracargo – Operações Logísticas e Participações Ltda.	728,114	711,949	16,165	18,735
Refinaria de Petróleo Riograndense S.A.	15,229	15,982	649	3,231
	5,127,748	4,939,167	188,632	126,243

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

The table below summarizes the 33% interest in RPR attributed to the Company as of March 31, 2011:

RPR

Current assets	41,189
Non-current assets	19,910

Current liabilities	15,005
Non-current liabilities and shareholders’ equity	46,094

Net revenue from sales and services	45,550
Costs and operating expenses	(44,385)
Operating income	1,165
Net financial expenses and social contribution and income taxes	(516)
Net income	649

b.           Affiliated companies (Consolidated)

	Investments		Equity in income
	03/31/2011	12/31/2010	03/31/2011	03/31/2010

Transportadora Sulbrasileira de Gás S.A.	6,720	6,668	52	15
Química da Bahia Indústria e Comércio S.A.	3,720	3,722	(1)	(2)
Oxicap Indústria de Gases Ltda.	2,149	2,075	75	12
	12,589	12,465	126	25

Subsidiary IPP holds an interest in Transportadora Sulbrasileira de Gás S.A., which is primarily engaged in natural gas transportation services.

Subsidiary Oxiteno S.A. Indústria e Comércio (“Oxiteno S.A.”) holds an interest in Oxicap Indústria de Gases Ltda. (“Oxicap”), which is primarily engaged in the supply of nitrogen and oxygen for its shareholders.

Subsidiary Oxiteno Nordeste S.A. Indústria e Comércio (“Oxiteno Nordeste”) holds an interest in Química da Bahia Indústria e Comércio S.A., which is primarily engaged in the manufacture, marketing and processing of chemicals. The operations of this associated company are currently suspended.

Subsidiary Companhia Ultragaz S.A. (“Cia Ultragaz”) holds an interest in Metalúrgica Plus S.A. which is primarily engaged in the manufacture and marketing of LPG containers, and in Plenogás Distribuidora de Gás S.A., which is primarily engaged in the marketing of LPG. The operations of these associated companies are currently suspended.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

	03/31/2011
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Current assets	4,930	15,488	733	794	24
Non-current assets	22,858	89,989	8,936	460	3,151
Current liabilities	578	5,747	2	17	111
Non-current liabilities	332	84,301	2,226	1,708	4,004
Shareholders’ equity	26,878	15,429	7,441	(471)	(940)
Net revenue	961	6,911	-	-	-
Costs and operating expenses	(949)	(6,640)	(13)	(29)	46
Net financial expenses and social contribution and income taxes	79	27	12	13	(9)
Net income	91	298	(1)	(16)	37

Number of shares or units held	20,125,000	156	1,493,120	3,000	1,384,308
Interest in the capital - %	25	25	50	33	33

In the consolidated interim financial information, the investment of subsidiary Oxiteno S.A. in the affiliate Oxicap is valued by the equity method of accounting based on its information as of February 28, 2011, while the other affiliates are valued based on the interim financial information as of March 31, 2011.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

12.	Property, plant and equipment (Consolidated)

Movements in property, plant and equipment are as follows:

	Average annual depreciation rate	Balance as of 12/31/2010	Additions	Balance of DNP acquisition adjustment	Depreciation	Transfer	Write-offs	Exchange rate	Balance as of 03/31/2011

Cost:
Lands	-	375,669	4	-	-	2,808	(12,566)	13	365,928
Buildings	26	1,046,128	419	1,055	-	19,648	(14,059)	(49)	1,053,142
Leasehold improvements	14	372,760	459	-	-	4,603	(5)	(1)	377,816
Machinery and equipment	12	2,601,836	19,436	-	-	49,680	(721)	(1,056)	2,669,175
Light fuel/lubricant distribution equipment and facilities	14	1,465,777	24,639	614	-	32,823	(4,182)	-	1,519,671
LPG tanks and bottles	12	362,882	23,251	-	-	-	(5,500)	-	380,633
Vehicles	7	173,408	5,134	167	-	1,107	(4,615)	(7)	175,194
Furniture and utensils	7	105,795	1,608	-	-	(981)	(8)	(635)	105,779
Construction in progress	-	422,471	79,385	-	-	(61,101)	(172)	8	440,591
Advances to suppliers	-	6,525	2,947	-	-	(109)	-	-	9,363
Imports in progress	-	340	40	-	-	(68)	-	-	312
IT equipment	5	178,296	1,296	-	-	529	(122)	34	180,033
		7,111,887	158,618	1,836	-	48,939	(41,950)	(1,693)	7,277,637

Accumulated depreciation:
Buildings		(436,875)	-	-	(9,515)	(5,953)	9,893	123	(442,327)
Leasehold improvements		(195,091)	-	-	(5,314)	(96)	3	-	(200,498)
Machinery and equipment		(1,130,575)	-	-	(45,398)	(41,404)	214	1,442	(1,215,721)
Light fuel/lubricant distribution equipment and facilities		(834,834)	-	-	(19,036)	156	3,231	-	(850,483)
LPG tanks and bottles		(190,255)	-	-	(5,034)	-	2,004	-	(193,285)
Vehicles		(109,346)	-	-	(1,180)	(309)	3,550	3	(107,282)
Furniture and utensils		(62,325)	-	-	(2,310)	(1,257)	4	36	(65,852)
IT equipment		(146,831)	-	-	(3,198)	(76)	29	(11)	(150,087)
		(3,106,132)	-	-	(90,985)	(48,939)	18,928	1,593	(3,225,535)

Provision for loss:
Lands		(197)	-	-	-	-	-	-	(197)
Machinery and equipment		(1,854)	-	-	-	-	250	-	(1,604)
		(2,051)	-	-	-	-	250	-	(1,801)

Net		4,003,704	158,618	1,836	(90,985)	-	(22,772)	(100)	4,050,301

Construction in progress relates substantially to: (i) expansions and renovations in industrial facilities and (ii) construction and upgrade of service stations and fuel distribution bases.

Advances to suppliers of property, plant and equipment relate basically to toll manufacturing of equipment for expansion of plants.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

13.	Intangible assets (Consolidated)

Movements in intangible assets are as follows:

	Goodwill	Software	Technology	Commercial property rights	Market rights	Others	Total
Balance as of December 31, 2010	714,391	68,187	12,011	12,466	535,081	3,475	1,345,611
Balance of DNP acquisition adjustment	(22,901)	-	-	-	4,865	-	(18,036)
Additions	-	4,729	-	-	40,397	19	45,145
Write-offs	-	-	-	-	-	(12)	(12)
Amortization	-	(6,310)	(1,101)	(137)	(41,567)	(29)	(49,144)
Exchange rate	-	-	-	-	-	74	74
Deffered IRPJ/CSLL	(8,038)	-	-	-	-	-	(8,038)
Balance as of March 31, 2011	683,452	66,606	10,910	12,329	538,776	3,527	1,315,600

Weighted average term of amortization (years)	-	5	5	30	5	10

Goodwill from acquisition of companies was amortized until December 31, 2008, when its amortization ceased, and the net remaining balance is tested annually for impairment analysis purposes.

The Company has the following balances of goodwill as of March 31, 2011 and December 31, 2010:

	03/31/2011	12/31/2010
Goodwill on the acquisition of:
Ipiranga	276,724	276,724
União Terminais	211,089	211,089
Texaco	177,759	177,759
DNP	15,602	46,541
Others	2,278	2,278
	683,452	714,391

Software includes user licenses and costs for the implementation of the various systems used by the Company and its subsidiaries, such as: integrated management and control, financial management, foreign trade, industrial automation, operational and storage management, accounting information and other systems.

The Company records as technology certain rights held by the subsidiaries Oxiteno S.A., Oxiteno Nordeste, and Oleoquímica Indústria e Comércio de Produtos Químicos Ltda. (“Oleoquímica”). Such licenses cover the production of ethylene oxide, ethylene glycols, ethanolamines, glycol ethers, ethoxylates, solvents, fatty acids from vegetable oils, fatty alcohols, and specialty chemicals, which products are supplied to various industries.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

Commercial property rights include those described below:

●
On July 11, 2002, the subsidiary Terminal Químico de Aratu S.A. – Tequimar (“Tequimar”) executed an agreement with CODEBA – Companhia das Docas do Estado da Bahia, which allows exporting from the area in which the Aratu Terminal is located for 20 years, renewable for a like period. The price paid by Tequimar was R$ 12,000, which is being amortized over the period from August 2002 to July 2042.

●
In addition, the subsidiary Tequimar has a lease contract for an area adjacent to the Port of Santos for 20 years from December 2002, renewable for a like period, which allows the construction, operation, and use of a terminal for liquid bulk unloading, tank storage, handling, and distribution. The price paid by Tequimar was R$ 4,334, which is being amortized over the period from August 2005 to December 2022.

Market rights refer mainly to bonus expenses as provided in Ipiranga’s agreements with reseller gas stations and major consumers. Bonus expenses are recorded when incurred and recognized as an expense in income over the term of the agreement (typically 5 years).

Research & development expenses amounted to R$ 5,120 in the income as of March 31, 2011 (R$ 4,442 in the income as of March 31, 2010).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

14.	Financing, debentures and finance lease (Consolidated)

a.           Composition

Description	03/31/2011	12/31/2010	Index/Currency	Weighted average financial charges 03/31/2011 - % p.a.	Maturity
Foreign currency:
Notes in the foreign market (b)	411,563	413,284	US$	+7.2	2015
Syndicated loan (c)	97,958	99,749	US$ + LIBOR (i)	+1.2	2011
BNDES (d)	63,266	67,195	US$	+6.0	2011 to 2017
Advances on foreign exchange contracts	61,697	41,626	US$	+1.5	< 340 days
Foreign currency advances delivered	44,231	64,080	US$	+1.3	< 123 days
Financial institutions	18,337	16,656	MX$ + TIIE (ii)	+2.5	2011 to 2014
Financial institutions – RPR	6,568	1,581	US$	+1.6	2011
Financial institutions	6,552	6,740	US$ + LIBOR (i)	+2.1	2011
FINIMP	775	779	US$	+7.0	2012
Financial institutions	19	22	Bs (iii)	+28.0	2013
BNDES (d)	1	8	UMBNDES (iv)	+7.5	2011
Subtotal	710,967	711,720

Local currency:
Banco do Brasil (e)	1,945,973	1,916,257	R$	+11.8	2012 to 2015
Debentures (f)	1,232,354	1,196,116	CDI	108.5	2012
BNDES (d)	1,067,625	1,178,081	TJLP (v)	+3.6	2011 to 2019
Banco do Nordeste do Brasil	96,043	99,355	R$	+8.5 (vi)	2018
Loan – MaxFácil	79,435	77,391	CDI	100.0	2012
BNDES (d)	64,490	65,137	R$	+5.9	2011 to 2021
FINEP	56,525	61,738	TJLP (v)	+0.6	2013 to 2014
Debentures – RPR (f)	17,316	-	CDI	118,0	2014
FINAME	4,700	5,922	TJLP (v)	+2.8	2011 to 2013
Fixed finance leases (g)	1,962	2,171	R$	+14,9	2011 to 2014
Floating finance leases (g)	1,799	3,374	CDI	+1.7	2011
Others	344	634	CDI	+1.8	2011
Working capital loan – RPR	-	23,765

Subtotal	4,568,566	4,629,941

Income from currency and interest rate hedging instruments	74,449	54,372

Total	5,353,982	5,396,033

Current	1,338,045	820,484

Non-current	4,015,937	4,575,549

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

(i) LIBOR = London Interbank Offered Rate.

(ii) MX$ = Mexican Peso; TIIE = Mexican interbank balance interest rate.

(iii) Bs = Venezuelan Bolivares Fortes.

(iv) UMBNDES = monetary unit of Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”) is a “basket of currencies” representing the composition of foreign currency debt obligations of BNDES. As of March 2011, 96% of this composition reflected the U.S. dollar.

(v) TJLP = set by the National Monetary Council, TJLP is the basic financing cost of BNDES. On March 31, 2011, TJLP was fixed at 6% p.a.

(vi) Contract linked to the rate of FNE (Northeast Constitutional Financing Fund) fund whose purpose is to foster the development of the industrial sector, administered by Banco do Nordeste. On March 31, 2011, the FNE interest rate was 10% p.a. Over the interest, there is a compliance bonus of 15%.

The long-term amounts break down as follows by year of maturity:

	03/31/2011	12/31/2010

From 1 to 2 years	2,201,002	2,197,838
From 2 to 3 years	493,546	1,024,879
From 3 to 4 years	438,251	440,504
From 4 to 5 years	811,794	824,695
More than 5 years	71,344	87,633
	4,015,937	4,575,549

As provided in Resolution IAS 39, the transaction costs and issue premiums associated with fund raising by the Company and its subsidiaries were added to their financial liabilities, as shown in Note 14.h).

The Company’s management contracted hedging against foreign exchange exposure and interest rate for some debt (see Note 20).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

b.           Notes in the foreign market

In December 2005, the subsidiary LPG International Inc. issued US$ 250 million in notes in the foreign market, with maturity in December 2015 and financial charge of 7.25% p.a., paid semiannually, with the first payment due June 2006. The issue price was 98.75% of the face value of the note, which represented a total return of 7.429% p.a. for the investor at the time of issuance. The notes were secured by the Company and Oxiteno S.A.

As a result of the issuance of notes in the foreign market, the Company and its subsidiaries, as mentioned above, are subject to certain commitments, including:

●	Limitation of transactions with shareholders owning more than 5% of any class of stock of the Company that are not as favorable to the Company as available in the market.

●
Required resolution of the Board of Directors for transactions with the Company’ direct or indirect controlling parties, or their subsidiaries, in an amount exceeding US$ 15 million (except for transactions of the Company with subsidiaries and between its subsidiaries).

●	Restriction on transfer of all or substantially all assets of the Company and its subsidiaries.

●	Restriction on encumbrance of assets exceeding US$ 150 million or 15% of the value of the consolidated tangible assets.

The restrictions imposed on the Company and its subsidiaries are usual in transactions of this kind and have not limited their ability to conduct their business to date.

c.           Syndicated loan

In June 2008, the subsidiary Oxiteno Overseas renewed the syndicated loan contracted in June 2005 in the amount of US$ 60 million. The syndicated loan has maturity in June 2011 and financial charge of LIBOR + 1.25% p.a. The Company contracted instruments of protection with floating interest rate in dollar and exchange rate variation, changing the syndicated loan charge to 99.5% of CDI (see Note 20). The syndicated loan is secured by the Company and subsidiary Oxiteno S.A.

As a result of the issuance of the syndicated loan, some obligations other than those in Note 14.b) must be maintained by the Company:

●	Maintenance of a financial index, determined by the ratio between net debt and consolidated Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA), at less than or equal to 3.5.

●	Maintenance of a financial index determined by the ratio between consolidated EBITDA and consolidated net financial expenses, higher than or equal to 1.5.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

The Company maintains the levels of covenants required by this loan. The restrictions imposed on the Company and its subsidiaries are usual in transactions of this kind and have not limited their ability to conduct their business to date.

d.           BNDES

The Company and its subsidiaries have financing from BNDES, for some of their investments and for working capital.

During the effectiveness of these agreements, the Company must keep the following capitalization and current liquidity levels, as determined in annual audited balance sheet:

- capitalization level: shareholders’ equity / total assets equal to or above 0.30; and
- current liquidity level: current assets / current liabilities equal to or above 1.3.

The Company maintains the levels of covenants required by this loan. The restrictions imposed on the Company and its subsidiaries are usual in transactions of this kind and have not limited their ability to conduct their business to date.

e.           Banco do Brasil

The subsidiary IPP has loans from Banco do Brasil to finance the marketing, processing or manufacture of agricultural goods (ethanol). IPP contracted interest rate hedging instruments, thus converting the charges for those loans into an average 98.75% of CDI (see Note 20). Subsidiary IPP records its hedging instruments as a fair value hedge. Therefore, loans and hedging instruments are both stated at fair value from inception.

f.           Debentures

●
In December 2009, the Company concluded the review of certain terms and conditions of its third issuance of debentures, in a single series of 1,200 simple, nonconvertible into shares, unsecured debentures. Thus, the interest of the debentures was reduced to 108.5% CDI and its maturity date was extended to December 4, 2012. The debentures have annually interest payments and amortization in one single tranche at the maturity date, as according to the following characteristics:

Face value of each:	R$ 1,000,000.00
Final maturity:	December 4, 2012
Payment of the face value:	Lump sum at final maturity
Interest:	108,5% of CDI
Payment of interest:	Annually
Reprice:	Not applicable

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

•	In November 2010, RPR made its first issuance of debentures, in a single series of 50 simple debentures, nonconvertible into shares, with floating charges, and the following characteristics:

Face value of each:	R$ 1,000,000.00
Final maturity:	November 30, 2014
Payment of the face value:	Eight equal quarterly installments, starting on March 01, 2013
Interest:	118,0% of CDI
Payment of interest:	Quarterly
Reprice:	Not applicable

Financial settlement occurred in January 2011. The RPR debentures were consolidated proportionally to the Company’s investment in RPR.

g.           Finance leases

The subsidiaries IPP and Serma have finance lease contracts primarily related to fuel distribution equipment, such as tanks, pumps, VNG compressors and IT equipment. These contracts have terms between 36 and 60 months.

The subsidiaries have the option to purchase the assets at a price substantially lower than the fair market price on the date of option, and management intends to exercise such option. No restrictions are imposed on these agreements.

The amounts of the equipments, net of depreciation, and of the liabilities corresponding to such equipments, recorded as of March 31, 2011 and December 31, 2010 are shown below:

		03/31/2011
	Fuel distribution equipment	IT equipment	Vehicles for fuel transportation

Equipments net of depreciation	20,296	1,945	876

Financing	1,799	1,420	542

Current	1,799	614	262
Non-current	-	806	280

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)
		12/31/2010
	Fuel distribution equipment	IT equipment	Vehicles for fuel transportation

Equipments net of depreciation	20,731	1,973	848

Financing	3,374	1,568	603

Current	3,374	618	265
Non-current	-	950	338

The future disbursements (installments), assumed under these contracts, total approximately:

	03/31/2011
	Fuel distribution equipment	IT equipment	Vehicles for fuel transportation

Up to 1 year	1,874	756	366
More than 1 year	-	897	376
	1,874	1,653	742

	12/31/2010
	Fuel distribution equipment	IT equipment	Vehicles for fuel transportation

Up to 1 year	3,565	780	366
More than 1 year	-	1,069	468
	3,565	1,849	834

The above amounts include ISS tax payable on the monthly installments.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

 h.           Transaction costs

Transaction costs incurred in obtaining financial resources were deducted from the value of the financial instrument and recorded as expense according to the effective rate, as follows:

	Effective rate of transaction costs (% p.a.)	Balance as of 12/31/2010	Incurred cost	Amortization	Balance as of 03/31/2011

Banco do Brasil (e)	0.6%	24,545		(1,458)	23,087
Debêntures (f)	0.6%	13,851		(1,527)	12,324
Notes in the foreign market (b)	0.2%	4,105		(293)	3,812
Others	0.6%	758	-	(342)	416
Total		43,259	-	(3,620)	39,639

The amount to be appropriated to income in the future is as follows:

	Up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	Total

Banco do Brasil (e)	10,442	7,074	3,067	2,048	456	23,087
Debêntures (f)	7,257	5,067	-	-	-	12,324
Notes in the foreign market (b)	803	803	803	803	600	3,812
Others	87	238	52	34	5	416
Total	18,589	13,182	3,922	2,885	1,061	39,639

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

i.           Guarantees

The financings are guaranteed by collateral in the amount of R$ 84,729 as of March 31, 2011 (R$ 83,749 as of December 31, 2010) and by guarantees and promissory notes in the amount of R$ 1,876,898 as of March 31 2011 (R$ 2,006,064 as of December 31, 2010).

In addition, the Company and its subsidiaries offer guarantees in bank letters for commercial and legal proceeding in the amount of R$ 91,856 as of March 31, 2011 (R$ 141,081 as of December 31, 2010).

Some subsidiaries issued collateral to financial institutions in connection with the amounts owed by some of their customers to such institutions (vendor financing). If a subsidiary is required to make any payment under these collaterals, this subsidiary may recover the amount paid directly from its customers through commercial collection. The maximum amount of future payments related to these collaterals is R$ 3,951, as of March 31, 2011 (R$ 7,768 as of December 31, 2010), with maturities of no more than 210 days. As of March 31, 2011, the Company and its subsidiaries did not have losses in connection with these collaterals. The fair value of collateral recognized in current liabilities is R$ 97 as of March 31, 2011 (R$ 190 as of December 31, 2010), which is recognized in income as customers set their obligations with financial institutions.

Some financing agreements of the Company and its subsidiaries have cross default clauses that require them to pay the debt assumed in case of default of other debts equal to or greater than US$ 10 million. As of March 31, 2011, there was no event of default of the debts of the Company and its subsidiaries.

15.	Trade payables (Consolidated)

	03/31/2011	12/31/2010

Domestic suppliers	823,306	901,272
Foreign suppliers	53,473	39,905

	876,779	941,177

The Company and its subsidiaries acquire fuel and LPG from Petrobras and ethylene from Braskem (see Note 8.a). These two suppliers control almost all the markets for these products in Brazil. The Company and its subsidiaries depend on the ability of those suppliers to deliver products in a timely manner and at favorable prices and terms. The loss of any major supplier or a significant reduction in product availability from those suppliers could have a significant adverse effect on the Company. The Company believes that its relationships with suppliers are satisfactory.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

16.	Assets retirement obligation

This provision corresponds to the legal obligation to remove Ipiranga’s underground fuel tanks located at Ipiranga-branded gas stations after a certain use period. (see Note 2.k).

Movements in the assets retirement obligations are as follows:

Balance as of December 31, 2010	63,891
Additions (new tanks)	451
Expenses with tanks removed	(783)
Adjustments of expenses	1,442
Balance as of March 31, 2011	65,001

Current	4,911
Non-current	60,090

17.	Deferred revenue

The Company and its subsidiaries have recognized the following deferred revenues:

	03/31/2011	12/31/2010

Initial franchise fee ‘am/pm’	9,641	8,346
Loyalty program Km de Vantagens	12,367	11,547
Other	455	591
	22,463	20,484

Current	15,656	14,572
Non-current	6,807	5,912

Ipiranga has a loyalty program called Km de Vantagens that rewards registered customers with points when they buy products at Ipiranga gas stations. The customer may exchange the points for discounts on products and services offered by Ipiranga’s partners. Points received by Ipiranga’s customers for buying products at the gas station chain that may be used in Multiplus Fidelidade are considered as part of the sales revenue based on the fair value of the points granted. Revenue is deferred based on the expected redemption of points, and is recognized in income when the points are redeemed, on which occasion the charges incurred are also recognized in income. Deferred revenue of unredeemed points is recognized in income when the points expire.

The initial franchise fee related to the ‘am/pm’ convenience store chain received by Ipiranga is deferred and recognized in income on an accrual basis, based on the substance of the agreements with the franchisees.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

18.	Shareholders’ equity

a.	Share capital

The Company is a publicly traded company listed on the São Paulo (“BM&FBovespa”) and New York Stock Exchanges (“NYSE”), with a subscribed and paid-in capital represented by 544,383,996 shares without par value, including 197,719,588 common and 346,664,408 preferred shares.

As of March 31, 2011, there were 55,196,012 preferred shares outstanding abroad in the form of American Depositary Receipts (“ADRs”).

Preferred shares are nonconvertible into common shares, nonvoting, and give their holders priority in capital redemption, without premium, upon liquidation of the Company.

At the beginning of 2000, the Company granted tag-along rights through a shareholders’ agreement, assuring non-controlling shareholders the right to the same conditions as negotiated by the controlling shareholders in case of transfer of the control of the Company. In 2004, these rights were incorporated into the Bylaws of the Company.

The Company is authorized to increase the capital without amendment to the Bylaws, by resolution of the Board of Directors, up to the limit of R$ 4,500,000 through the issuance of common or preferred shares, regardless of the current number of shares, subject to the limit of 2/3 of preferred shares in the total shares issued.

b.	Treasury shares

The Company acquired shares issued by itself at market prices without capital reduction, to be held in treasury and to be subsequently disposed of or cancelled, in accordance with Instructions CVM 10 of February 14, 1980 and 268 of November 13, 1997. In the first quarter of 2011, there were no stock repurchases.

As of March 31, 2011, the interim financial information of the Company totaled 8,295,088 preferred shares and 26,468 common shares held in treasury, acquired at an average cost of R$ 14.45 and R$ 4.83 per share, respectively.

The price of preferred shares issued by the Company as of March 31, 2011 on BM&FBovespa was R$ 27.03.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

c.	Capital reserve

The capital reserve reflects the gain on the transfer of shares at market price to be held in treasury by the Company’s subsidiaries, at an average price of R$ 11.88 per share. Such shares were used to award beneficial ownership to executives of these subsidiaries, as mentioned in Note 8.c).

d.	Revaluation reserve

The revaluation reserve reflects the revaluation of assets of subsidiaries and is based on depreciation, write-off, or disposal of the revalued assets of the subsidiaries, and also based on the tax effects of the provisions created by these subsidiaries.

e.	Profit reserve

Legal reserve

Under the Brazilian corporate law, the Company is required to appropriate 5% of annual earnings to a legal reserve, until the balance reaches 20% of capital stock. This reserve may be used to increase capital or absorb losses, but may not be distributed as dividends.

Retention of profits reserve

Used for investments contemplated in a capital budget, mainly for expansion, productivity, and quality, acquisitions and new investments. Formed in accordance with Article 196 of the Brazilian Corporate Law, it includes both the portion of net income for the year and the realization of the revaluation reserve.

f.	Valuation adjustment

In valuation adjustment (i) the differences between the fair value and adjusted cost of financial investments classified as available for sale and financial instruments designated as a cash flow hedge of the change in interest rates and (ii) the effect of exchange rate changes on derivatives designated as hedging by RPR, used to protect the future cash flow are recognized directly in shareholders’ equity. In all cases, the gains and losses recorded in the shareholders’ equity are included in income, in the case of financial instruments prepayment.

g.	Cumulative translation adjustments of foreign currency

The change in exchange rates on foreign subsidiaries denominated in a currency other than the currency of the Company is directly recognized in the shareholders’ equity. This accumulated effect is reflected in income for the year as a gain or loss only in case of disposal or write-off of the investment.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

h.	Dividends payable in excess of the minimum mandatory dividends established in the Bylaws

The shareholders are entitled under the Bylaws to a minimum annual dividend of 50% of adjusted net income calculated in accordance with the Brazilian Corporate Law. The dividends and interest on equity in excess of the obligation established in the Bylaws are recognized in shareholders’ equity until they are approved by Shareholders’ Meeting or paid. The dividends related to the year ended December 31, 2010 were paid on March 17, 2011.

19.	Segment information

The Company operates four main business segments: gas distribution, fuel distribution, chemicals, and logistics. The gas distribution segment (Ultragaz) distributes LPG to residential, commercial, and industrial consumers, especially in the South, Southeast, and Northeast Regions of Brazil. The fuel distribution segment (Ipiranga) operates the distribution of fuels and lubricants and related activities throughout all the Brazilian territory. The chemicals segment (Oxiteno) produces ethylene oxide and its derivatives, which are the raw materials for the cosmetics & detergent, agrochemical, paint & varnish, and other industries. The logistics segment (Ultracargo) provides storage services, especially in the Southeast, and Northeast Regions of Brazil. The segments shown in the interim financial information are strategic business units supplying different products and services. Inter-segment sales are at prices similar to those that would be charged to third parties.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

The main financial information on each segment of the Company can be stated as follows:

	03/31/2011	03/31/2010
Net revenue:
Ultragaz	866,408	841,637
Ipiranga	9,333,378	8,565,364
Oxiteno	548,299	471,879
Ultracargo	61,932	82,486
Other (1)	56,868	89,086
Intersegment sales	(60,811)	(117,060)
Total	10,806,074	9,933,392

Intersegment sales:
Ultragaz	409	616
Ipiranga	5,325	11,202
Oxiteno	-	-
Ultracargo	6,680	21,885
Other (1)	48,397	83,357
Total	60,811	117,060

Net revenue, excluding intersegment sales:
Ultragaz	865,999	841,021
Ipiranga	9,328,053	8,554,162
Oxiteno	548,299	471,879
Ultracargo	55,252	60,601
Other (1)	8,471	5,729
Total	10,806,074	9,933,392

Operating income:
Ultragaz	44,071	39,663
Ipiranga	215,528	162,634
Oxiteno	50,305	12,637
Ultracargo	21,423	22,869
Other (1)	2,649	9,853
Total	333,976	247,656

Net financial income	(66,375)	(73,250)
Equity in income of affiliates	126	25
Income before taxes	267,727	174,431

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

Additions to property, plant and equipment and intangible assets:	03/31/2011	03/31/2010
Ultragaz	53,393	39,948
Ipiranga	114,113	65,168
Oxiteno	21,128	97,990
Ultracargo	11,107	6,998
Other (1)	4,022	3,220
Total additions to property, plant and equipment and intangible assets (see Notes 12 and 13)	203,763	213,324
Assets retirement obligation	(451)	(559)
Captalization of borrowing costs	(723)	(119)
Total investments to property, plant and equipment and intangible assets (cash flow)	202,589	212,646

	03/31/2011	03/31/2010
Depreciation and amortization charges:
Ultragaz	27,332	31,502
Ipiranga	74,369	64,842
Oxiteno	24,621	25,526
Ultracargo	7,073	7,703
Other (1)	2,517	2,308
Total	135,912	131,881

	03/31/2011	12/31/2010

Total assets:
Ultragaz	1,627,683	1,638,815
Ipiranga	6,377,455	6,376,269
Oxiteno	3,080,878	3,095,714
Ultracargo	1,007,127	997,438
Other (1)	704,709	881,607
Total	12,797,852	12,989,843

(1) On the table above, the “Other” is composed primarily of the parent company Ultrapar Participações S.A. and the investment in RPR.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

Geographic area information

All long-term assets are located in Brazil, except certain long-life assets located in Mexico, in the amount of R$ 26,466 as of March 31, 2011 (R$ 26,460 as of December 31, 2010), and in Venezuela, in the amount of R$ 8,682 as of March 31, 2011 (R$ 8,078 as of December 31, 2010).

The Company generates revenues from operations in Brazil, Mexico and Venezuela, as well as from exports of products to foreign customers, as disclosed below:

	03/31/2011	03/31/2010

Net revenue:
Brazil	10,633,796	9,791,985
Latin America, except Brazil and Mexico	46,643	71,575
North America	49,550	40,019
Far East	54,054	13,204
Europe	11,615	11,815
Other	10,416	4,794
Total	10,806,074	9,933,392

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

20.	Risks and financial instruments (Consolidated)

Risk management and financial instruments Governance

The main risk factors to which the Company and its subsidiaries are exposed reflect strategic/operational and economic/financial aspects. Operational/strategic risks (including, but not limited to, demand behavior, competition, technological innovation, and material changes in the industry structure) are addressed by the Company’s management model. Economic/financial risks primarily reflect default of customers, behavior of macroeconomic variables, such as exchange and interest rates, as well as the characteristics of the financial instruments used by the Company and its subsidiaries and by their counterparties. These risks are managed through control policies, specific strategies, and establishment of limits.

The Company has a conservative policy for the management of assets, financial instruments and financial risks approved by its Board of Directors (“Policy”). In accordance with the Policy, the main objectives of financial management is to preserve the value and liquidity of financial assets and ensure financial resources for the proper conduct of business, including expansions. The main financial risks considered in the Policy are risks associated with currencies, interest rates, credit and selection of financial instruments. Governance of the management of financial risks and financial instruments follows the segregation of duties below:

•	Implementation of the management of financial assets, instruments and risks is the responsibility of the Financial Area, through its treasury, with the assistance of the tax and accounting areas.
•
Supervision and monitoring of compliance with the principles, guidelines and standards of the Policy is the responsibility of the Risk and Investment Committee, set up more than 10 years ago and composed of members of the Company’s Executive Board (“Committee”). The Committee holds regular meetings and is in charge, among other responsibilities, of discussing and monitoring the financial strategies, existing exposures, and significant transactions involving investment, fund raising, or risk mitigation. The Committee monitors the risk standards established by the Policy through a monitoring map on a monthly basis.

•	Changes in the Policy or revisions of its standards are subject to the approval of the Company’s Board of Directors.
•	Continuous enhancement of the Policy is the joint responsibility of the Board of Directors, the Committee, and the Financial Area.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

Currency risk

Most transactions of the Company and its subsidiaries are located in Brazil and, therefore, the reference currency for currency risk management is the Real. Currency risk management is guided by neutrality of currency exposures and considers the transactional, accounting, and operational risks of the Company and its subsidiaries and their exposure to changes in exchange rates. The Company considers as its main currency exposures the assets and liabilities in foreign currency and the short-term flow of net sales in foreign currency of Oxiteno.

The Company and its subsidiaries use exchange rate hedging instruments (especially between the Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, receipts and disbursements in foreign currency, in order to reduce the effects of changes in exchange rates on its results and cash flows in Reais within the exposure limits under its Policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, receipts and disbursements in foreign currency to which they are related. Assets and liabilities in foreign currency are stated below, translated into Reais as of March 31, 2011 and December 31, 2010:

Assets and liabilities in foreign currency

Amounts in millions of Reais	03/31/2011	12/31/2010

Assets in foreign currency
Financial assets in foreign currency (except hedging instrument)	197.7	211.0
Foreign trade accounts receivable, net of provision for loss	125.9	123.6
Advances to foreign suppliers, net of accounts payable arising from imports	31.1	11.3
Investments in foreign subsidiaries	86.5	72.6
	441.2	418.5

Liabilities in foreign currency
Financing in foreign currency	(704.4)	(710.2)
	(704.4)	(710.2)

Currency hedging instruments	97.4	122.7

Net asset (liability) position	(165.8)	(169.0)

Net asset (liability) position – RPR1	(0.7)	13.6

Net asset (liability) position – Total	(166.5)	(155.4)

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

(1)
Amount disclosed due to its magnitude and to RPR having independent financial management. The net asset position as of March 31, 2011 of RPR reflects the amount of R$ 6.4 million of contracted exchange rate swaps primarily to protect the future imports of oil and to protect foreign currency debt, net of (i) R$ 6.6 million of financing in foreign currency and (ii) R$ 0.5 million of suppliers in foreign currency.

Based on the net liability position of R$ 165.8 million in foreign currency shown above, the Company estimates that a 10% devaluation of the Real would produce a total effect of R$ 16.6 million, of which R$ 22.8 million of losses recognized in income and R$ 6.2 million of gain directly recognized in the shareholders’ equity in cumulative translation adjustments. Based on the same position, the Company estimates that a 10% valuation of the Real would produce a total effect of R$ 16.6 million, of which R$ 22.8 million of gains recognized in income and R$ 6.2 million of loss directly recognized in the shareholders’ equity in cumulative translation adjustments (see Note 2.o).

Interest rate risk

The Company and its subsidiaries adopt conservative policies for fund raising and use of financial resources and capital cost minimization. The financial investments of the Company and its subsidiaries are primarily held in transactions linked to CDI, as set forth in Note 4. Fund raising primarily results from financing from BNDES and other development agencies, debentures and funds raised in foreign currency, as shown in Note 14.

The Company does not actively manage risks associated with changes in the level of interest rates and attempts to maintain its financial interest assets and liabilities at floating rates. As of March 31, 2011, the Company and its subsidiaries had derivative financial instruments of interest rate linked to domestic loans, swapping pre-fixed interest of certain debts to floating rate.

Credit risks

The financial instruments that would expose the Company and its subsidiaries to credit risks of the counterparty are basically represented by cash and cash equivalents, financial investments, hedge instruments and accounts receivable.

Credit risk of financial institutions - Such risk results from the inability of financial institutions to comply with their financial obligations to the Company and its subsidiaries due to insolvency. The Company and its subsidiaries regularly conduct a credit review of the institutions with which they hold cash and cash equivalents, financial investments, and hedging instruments through various methodologies that assess liquidity, solvency, leverage, portfolio quality, etc. Cash and cash equivalents, financial investments, and hedging instruments are held only with institutions with a solid credit history, chosen for safety and soundness. The volumes of cash and cash equivalents, financial investments, and hedging instruments are subject to maximum limits by institution and, therefore, require diversification of counterparty.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

Government credit risk - The Company and its subsidiaries have financial investments in federal government bonds of Brazil and countries rated AAA or Aaa by specialized credit rating agencies. The volume of financial investments is subject to maximum limits by country and, therefore, require diversification of counterparty.

Customer credit risk - Such risks are managed by each business unit through specific criteria for acceptance of customers and credit rating and are additionally mitigated by diversification of sales. No single customer or group accounts for more than 10% of total revenue. As of March 31, 2011, Ipiranga maintained R$ 103,639 (R$ 101,275 as of December 31, 2010), Ultragaz maintained R$ 17,714 (R$ 16,613 as of December 31, 2010), Oxiteno maintained R$ 1,489 (R$ 1,429 as of December 31, 2010) and Ultracargo maintained R$ 645 (R$ 615 as of December 31, 2010) as a provision for potential loss on their accounts and assets receivables.

Liquidity risk

The Company and its subsidiaries’ main sources of liquidity derive from (i) cash, cash equivalents and financial investments, (ii) cash generated from operations and (iii) financings. The Company and its subsidiaries believe that these sources are sufficient to satisfy their current funding requirements, which include, but are not limited to, working capital, capital expenditures, amortization of debt and payment of dividends.

From time to time, the Company and its subsidiaries examine the opportunities for acquisitions and investments. They consider different types of investments, either directly or through joint ventures, or affiliated companies, and finance such investments using cash generated from operations, through funding raised in the capital markets, through capital increases or through a combination of these methods.

The Company and its subsidiaries believe to have enough working capital to satisfy their current needs. The gross indebtedness due over the next twelve months totals R$ 1,338 million. Furthermore, the investment plan for 2011 totals R$ 1,044 million. On March 31, 2011, the Company and its subsidiaries had R$ 2,800.5 million in cash, cash equivalents and short-term and long-term financial investments (for quantitative information, see Notes 4 and 14).

Selection and use of financial instruments

In selecting financial investments and hedging instruments, an analysis is conducted to estimate rates of return, risks involved, liquidity, calculation methodology for the carrying value and fair value, and documentation applicable to the financial instruments. The financial instruments used to manage the financial resources of the Company and its subsidiaries are intended to preserve value and liquidity.

The Policy contemplates the use of derivative financial instruments only to cover identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). The risks identified in the Policy are described in the above Sections of this Note, therefore, are subject to risk management. In accordance with the Policy, the Company and its subsidiaries can use forward contracts, swaps, options, and futures contracts to manage identified risks. Leveraged derivative instruments or instruments with a margin call are not permitted. Because the use of  derivative financial instruments is limited to the coverage of identified risks, the Company and its subsidiaries use the term “hedging instruments” to refer to derivative financial instruments.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

As mentioned in the section Risk management and financial instruments – Governance of this Note, the Committee monitors compliance with the risk standards established by the Policy through a risk monitoring map, including the use of hedging instruments, on a monthly basis.

The table below summarizes the position of hedging instruments adopted by the Company and its subsidiaries:

Hedging instruments	Counterparty	Maturity	Initial notional amount1		Fair value		Amounts payable or receivable for the period (03/31/2011)
							Amount receivable	Amount payable
			03/31/2011	12/31/2010	03/31/2011	12/31/2010
					R$ million	R$ million	R$ million	R$ million
a –Exchange rate swaps receivable in U.S. dollars	Bradesco, Deutsche,	Apr 2011 to
Receivables in U.S. dollars	Goldman Sachs,	Dec 2015	US$ 174.3	US$ 165.8	279.8	271.0	279.8	-
Payables in CDI interest rate	HSBC, Itaú, Santander		US$ (174.3)	US$ (165.8)	(340.0)	(320.0)	-	340.0
Total result			-	-	(60.2)	(49.0)	279.8	340.0

b – Exchange rate swaps payable in U.S. dollars	Bradesco, Citibank, Deustche,	Apr 2011 to
Receivables in CDI interest rates	Itaú, Santander	Jul 2011	US$ 112.2	US$ 89.2	189.3	153.0	189.3	-
Payables in U.S. dollars			US$ (112.2)	US$ (89.2)	(180.8)	(146.7)	-	180.8
Total result			-	-	8.5	6.3	189.3	180.8

c – Interest rate swaps in R$	Banco do Brasil	Feb 2012 to
Receivables in predetermined interest rate		May 2015	R$ 1,809.5	R$ 1,809.5	1,976.0	1,947.9	1,976.0	-
Payables in CDI interest rate			R$(1,809.5)	R$(1,809.5)	(1,982.0)	(1,931.5)	-	1.982,0
Total result			-	-	(6.0)	16.4	1,976.0	1,982.0

d – Interest rate swaps in U.S. dollars	Itaú	Jun 2011
Receivables in LIBOR interest rate in U.S. dollars			US$ 60.0	US$ 60.0	97.5	98.6	97.5	-
Payables in fixed interest rate in U.S. dollars			US$(60.0)	US$ (60.0)	(99.1)	(100.2)	-	99.1
Total result			-	-	(1.6)	(1.6)	97.5	99.1

e – NDFs (non-deliverable forwards) – RPR
Receivables in U.S. dollars				US$ 10.3		16.6
Payables in predetermined interest rate in R$				US$(10.3)		(18.1)
Total result				-		(1.5)

f – Exchange rate swaps payable in U.S. dollars – RPR	HSBC	Apr 2011
Receivables in U.S. dollars			US$ 4.0	US$ 0.9	6.4	1.6	6.4	-
Payables in CDI interest rate			US$(4.0)	US$(0.9)	(6.8)	(1.7)	-	6.8
Total result			-	-	(0.4)	(0.1)	6.4	6.8

Total gross result			-	-	(59.7)	(29.5)	2,549.0	2,608.7
Income tax			-	-	(5.7)	(5.1)	(5.7)	-
Total net result			-	-	(65.4)	(34.6)	2,543.3	2,608.7
Positive result (see Note 4)			-	-	9.0	19.8	-		-
Negative result (see Note 14)			-	-	(74.4)	(54.4)	-		-

1 In million. Currency as indicated

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

All transactions mentioned above were properly registered with CETIP S.A., except for the interest rate swap in U.S. dollars, which is an over-the-counter contract governed by ISDA (International Swap Dealers Association, Inc.) executed with the counterparty Banco Itaú BBA S.A. – Nassau Branch.

Hedging instruments existing as of March 31, 2011 are described below, according to their category, risk, and protection strategy:

Hedging against foreign exchange exposure of liabilities in foreign currency - The purpose of these contracts is to offset the effect of the change in exchange rates of debts or firm commitments in U.S. dollars by converting them into debts or firm commitments in Reais linked to CDI. As of March 31, 2011, the Company and its subsidiaries had outstanding swap contracts totaling US$ 174.3 million in notional amount and, on average, they had asset position at US$ + 5.46 p.a. and liability position at 119.74 % of CDI.

Hedging against foreign exchange exposure of operations - The purpose of these contracts is to make the exchange rate of the turnover of the subsidiaries of Oleoquímica, Oxiteno S.A. and Oxiteno Nordeste equal to the exchange rate of the cost of their main raw materials. As of March 31, 2011, these swap contracts totaled US$ 112.2 million and, on average, had an asset position at 74.57% of CDI and liability position at US$ + 0.0% p.a.

Hedging against the interest rate fixed in local financing - The purpose of these contracts is to convert the interest rate on financing contracted in Reais from fixed into floating. On March 31, 2011 these swap contracts totaled R$ 1,809.5 million, and on average had an asset position at 11.81% p.a. and liability position at 98.75% of CDI.

Hedging against floating interest rate in foreign currency - The purpose of this contract is to convert the interest rate on the syndicated loan in the principal of US$ 60 million from floating into fixed. As of March 31, 2011, the subsidiary Oxiteno Overseas had a swap contract with a notional amount of US$ 60 million, with an asset position at US$ + LIBOR + 1.25% p.a. and a liability position at US$ + 4.93% p.a.

Hedging against foreign exchange exposure of a firm commitment in foreign currency (RPR) - The purposes of these contracts is to offset the effect of the change in exchange rates on imports of oil denominated in U.S. dollars. On March 31, 2011 the subsidiary RPR held no NDF (non-deliverable forwards).

Hedging against foreign exchange exposure of liabilities in foreign currency (RPR) - The purpose of this contract is to offset the effect of the change in exchange rates of a debt in U.S. dollars by converting it into a debt in Reais linked to CDI. As of March 31, 2011, this swap contract totaled US$ 4.0 millions in notional amount, proportional to the Company’s interest in RPR, and had asset position at US$ + 1.84% p.a. and liability position at 101.25 % of CDI.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

The Company and its subsidiaries designate as cash flow hedges some instruments of protection for future cash flows. These instruments of protection whose purpose is to protect the cash flows (i) from the risk of fluctuations in Libor on loans contracted and (ii) the risk of exchange rate of changes of subsidiary RPR on future imports of oil denominated in U.S. dollars. On March 31, 2011 these instruments of protection amounted US$ 60.0 million.

In the case of derivatives designed to hedge cash flows against changes caused by the variation in interest rates, the difference between the fair value of the financial instrument and its updated cost is recognized as a valuation adjustment in the shareholders’ equity, not affecting the income statement of the Company and its subsidiaries.

In the case of foreign exchange derivatives designated by subsidiary RPR for hedge of future cash flows, the effect of variation in the derivative is posted to the valuation adjustment in shareholders’ equity until the time when the hedged item affects the income statement. The difference between the fair value of the derivative and updated cost is recognized directly in income of the subsidiary.

The Company and its subsidiaries designate derivative financial instruments used to offset the variations due to changes in interest rates in the market value of financing contracted in Reais as fair value hedge. As of March 31, 2011 these instruments of protection totaled R$ 1,809.5 million. The Company and its Subsidiaries recognized a gain of R$ 4.1 million in the period, of which R$ (22.4) million refer to the result of instruments of protection and R$ 26.5 million refer to the fair value adjustment of the debt.

Gains (losses) on hedging instruments

The following tables summarizes the values of gains (losses) recorded on March, 31 2011 and March 31, 2010 which affected the income statement and shareholders’ equity of the Company and its subsidiaries:

	March 31, 2011
	Consolidated
	R$ million
	Income	Shareholders’ equity

A –Exchange rate swaps receivable in U.S. dollars	(8.4)	-
B – Exchange rate swaps payable in U.S. dollars	7.8	-
C - Interest rate swaps in R$	4.1	-
D - Interest rate swaps in U.S. dollars	(0.8)	0.8
E - NDFs (non-deliverable forwards) - RPR	(0.9)	0.9
F - Exchange rate swaps payable in U.S. dollars - RPR	(0.3)	-

Total	1.5	1.7

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

	March 31, 2010
	Consolidated
	R$ million
	Income	Shareholders’ equity

A –Exchange rate swaps receivable in U.S. dollars	(0.8)	-
B – Exchange rate swaps payable in U.S. dollars	(1.5)	-
C - Interest rate swaps in R$	1.2	-
D - Interest rate swaps in U.S. dollars	(0.8)	0.1
E - NDFs (non-deliverable forwards) - RPR	0.7	1.7

Total	(1.2)	1.8

The table above does not consider the effect of exchange rate variation of exchange swaps receivable in U.S. dollars, when this effect is offset in the income of the hedged subject (debt), and considers the designation effect of interest hedging in Reais.

Fair value of financial instruments

The fair values and the carrying values of the financial instruments, including currency and interest rate hedging instruments, as of March 31, 2011 and December 31, 2010 are stated below:

	03/31/2011		12/31/2010
	Carrying value	Fair value	Carrying value	Fair value
Financial assets:
Cash and cash equivalents	90,813	90,813	72,793	72,793
Financial investments	2,700,689	2,700,689	3,127,806	3,127,806
Currency and interest hedging instruments	8,954	8,954	19,778	19,778

	2,800,456	2,800,456	3,220,377	3,220,377

Financial liabilities:
Financing	4,026,102	4,072,461	4,140,000	4,188,937
Debentures	1,249,670	1,246,210	1,196,116	1,182,380
Finance leases	3,761	3,761	5,545	5,545
Currency and interest hedging instruments	74,449	74,449	54,372	54,372

	5,353,982	5,396,881	5,396,033	5,431,234
The fair value of financial instruments, including currency and interest hedging instruments, was determined as follows:

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

•	The fair values of cash on current account are identical to the carrying values.
•	Financial investments in investment funds are valued at the value of the fund unit as of the date of the interim financial information, which correspond to their fair value.
•
Financial investments in CDBs (Bank Certificates of Deposit) and similar investments offer daily liquidity through repurchase in the yield curve and, therefore, the Company believes their fair value corresponds to their carrying value.

•	For fair value calculation of LPG’s notes in the external market (see Note 14.b) the price quoted in an active market is used.
•
The fair value of other financial investments and financing was determined using calculation methodologies commonly used for marking-to-market, which consist of calculating future cash flows associated with each instrument adopted and adjusting them to present value at the market rates as of March 31, 2011 and December 31, 2010. For some cases where there is no active market for the financial instrument, the Company and its subsidiaries can use quotes provided by the transaction counterparties.

The interpretation of market information on the choice of calculation methodologies for the fair value requires considerable judgment and estimates to obtain a value deemed appropriate to each situation. Consequently, the estimates presented do not necessary indicate the amounts that may be realized in the current market.

Financial instruments were classified as loans and receivables, except (i) all exchange rate and interest rate hedging instruments, which are measured at fair value through profit or loss, (ii) financial investments (see Note 4), (iii) funding from the Banco do Brasil that is measured at fair value through profit or loss (see Note 14.e), (iv) accounts receivable that have vendor arrangements (see Note 14.i) and Ipiranga customer financing (see Note 5), which are measured at fair value through profit or loss. Thus, accounts receivable, loans and financing, accounts payable and trade payables are substantially classified as loans and receivables.

Fair value hierarchy of financial instruments

The financial instruments recognized at fair value on the balance sheet are classified in the following categories:

(a)	Level 1 - prices negotiated (without adjustment) in active markets for identical assets or liabilities;

(b)	Level 2 - inputs other than prices negotiated in active markets included in Level 1 and observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

(c)	Level 3 - inputs for the asset or liability which are not based on observable market variables (unobservable inputs).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

The table below shows a summary of the financial assets and financial liabilities measured at fair value in the Company’s and its subsidiaries’ balance sheet as of March 31, 2011 and December 31, 2010:

	Fair value 03/31/2011	Level 1	Level 2	Level 3

Assets:
Cash and cash equivalents	90,813	90,813	-	-
Financial investments	2,700,689	2,529,081	171,608	-
Currency and interest hedging instruments	8,954	-	8,954	-
	2,800,456	2,619,894	180,562	-
Liabilities:
Banco do Brasil	1,945,973	-	1,945,973	-
Currency and interest hedging instruments	74,449	-	74,449	-
	2,020,422	-	2,020,422	-

	Fair value 12/31/2010	Level 1	Level 2	Level 3

Assets:
Cash and cash equivalents	72,793	72,793	-	-
Financial investments	3,127,806	2,946,279	181,527	-
Currency and interest hedging instruments	19,778	-	19,778	-
	3,220,377	3,019,072	201,305	-
Liabilities:
Currency and interest hedging instruments	1,916,257	-	1,916,257	-
	54,372	-	54,372	-
	1,970,629	-	1,970,629	-

Sensitivity analysis

The Company and its subsidiaries use derivative financial instruments only to hedge against identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). Thus, for purposes of sensitivity analysis of market risks associated with financial instruments, the Company analyzes the hedging instrument and the hedged item together, as shown on the charts below.

For the sensitivity analysis of foreign exchange hedging instruments, management adopted as a likely scenario the Real/U.S. dollar exchange rates at maturity of each swap, projected by U.S dollar futures contracts quoted on BM&FBovespa as of March 31, 2011. As a reference, the exchange rate for the last maturity of foreign exchange hedging instruments is R$ 2.34 in the likely scenario. Scenarios II and III were estimated with a 25% and 50% additional devaluation, respectively, of the Real in the likely scenario.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

Based on the balances of the hedging instruments and hedged items as of March 31, 2011, the exchange rates were replaced, and the changes between the new balance in Reais and the balance in Reais as of March 31, 2011 were calculated in each of the three scenarios. The table below shows the change in the values of the main derivative instruments and their hedged items, considering the changes in the exchange rate in the different scenarios:

	Risk	Scenario I (likely)	Scenario II	Scenario III
Currency swaps receivable in U.S. dollars
(1) U.S. Dollar / Real swaps	Dollar	57,785	144,287	230,789
(2) Debts in dollars	appreciation	(57,785)	(144,287)	(230,789)
(1)+(2)	Net Effect	-	-	-

Currency swaps payable in U.S. dollars
(3) Real / U.S. Dollar swaps	Dollar	(2,220)	(48,467)	(94,713)
(4) Gross margin of Oxiteno	devaluation	2,220	48,467	94,713
(3)+(4)	Net Effect	-	-	-

NDF exchange (RPR)
(5) NDF Receivables in U.S. Dollars	Dollar	-	1,643	3,286
(6) Petroleum imports / FINIMP	appreciation	-	(1,642)	(3,284)
(5)+(6)	Net Effect	-	1	2

For the sensitivity analysis of the interest rate hedging instrument in dollar, the Company used the future LIBOR curve (BBA – British Bankers Association) as of March 31, 2011 at maturity of the swap and of the syndicated loan (hedged item), which occurs in 2011, in order to define the likely scenario. Scenarios II and III were estimated with a 25% and 50% deterioration, respectively, in the estimate of the likely LIBOR.

Based on the three interest rate scenarios in dollar (LIBOR), management estimated the values of its loan and of the hedging instrument by calculating the future cash flows associated with each instrument adopted according to the projected scenarios and adjusting them to present value by the rate in effect on March 31, 2011. The result is stated on the table below:

	Risk	Scenario I (likely)	Scenario II	Scenario III

Interest rate swap (in dollars)
(1) LIBOR swap - fixed rate	Increase in	-	25	49
(2) LIBOR Debt	LIBOR	-	(26)	(52)
(1)+(2)	Net Effect	-	(1)	(3)

For sensitivity analysis of interest rate instruments of protection in Reais, the Company used the futures curve of DI x Pre contract of BM&FBovespa as of March 31, 2011 for each swap and each debt (object of protection) maturities, for defining the likely scenario. Scenarios II and III were estimated with a 25% and 50% deterioration, respectively, of pre-fixed rate to that of the likely scenario.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

Based on three scenarios of interest rates in Reais, the Company estimated the values of its debt and instruments of protection according to the risk which is being protected (variations in the pre-fixed interest rates in Reais), by projecting them to future value by the contracted rates and bringing them to present value by the interest rates of the estimated scenarios. The result is shown in the table below:

	Risk	Scenario I (likely)	Scenario II	Scenario III

Interest rate swap (in R$)
(1) Fixed rate swap - CDI	Increase in	-	(120,920)	(229,859)
(2) Fixed rate financing	prefixed rate	-	120,949	229,921
(1)+(2)	Net Effect	-	29	62

21.	Contingencies and commitments (Consolidated)

a.         Civil, tax and labor proceedings

On October 7, 2005, the subsidiaries Companhia Ultragaz S.A. and Bahiana Distribuidora de Gás Ltda. (“Bahiana”) filed for and obtained a preliminary injunction to offset PIS and COFINS credits against other taxes administered by the Federal Revenue Service, notably IRPJ and CSLL. The decision was confirmed by a trial court judgment on May 16, 2008. Under the preliminary injunction obtained, the subsidiaries have been making judicial deposits for these debits in the accumulated amount of R$ 191,452 as of March 31, 2011 (R$ 185,398 as of December 31, 2010) and have recorded a corresponding liability.

Subsidiaries Cia. Ultragaz, Utingás Armazenadora S.A. (“Utingás”), Tequimar and Ultracargo Operações Logísticas e Participações Ltda. (“Ultracargo Participações”) have filed actions with a motion for preliminary injunction seeking full and immediate utilization of the supplementary monetary adjustment based on the Consumer Price Index (IPC)/National Treasury Bonds (BTN) for 1990 (Law 8200/91); the subsidiaries Cia Ultragaz, Utingás and Tequimar opted to include the contingencies related to their processes within the Law 11941/09 amnesty and reclassified the contingencies’ amount to the line of taxes payables in the previous year. Ultracargo Participação maintain a provision of R$ 998 as of March 31, 2011 (R$ 980 as of December 31, 2010) to cover any contingencies if they lose such actions.

The Company and some of its subsidiaries have filed actions with a motion for preliminary injunction against the application of the law restricting offset of tax losses (IRPJ) and negative tax bases (CSLL) determined as of December 31, 1994 to 30% of the income for the year. As a result of the position of the Federal Supreme Court (STF) and based on the opinion of its legal counsel, a provision was recorded for this contingency in the amount of R$ 6,535 as of March 31, 2011 (R$ 6,481 as of December 31, 2010).

Subsidiary IPP has a pending Declaratory Judgment Action challenging the constitutionality of Law No. 9.316/96, which has made CSLL nondeductible for the IRPJ calculation basis. The claim was denied in the first and second instances, an extraordinary appeal was not entertained by the STF (Federal Supreme Court), and the case was remanded to the lower Court for new trial. Backed by an order issued in a Provisional Remedy connected to the main action, the subsidiary made a deposit in court for the amounts challenged and maintains a provision for this contingency in the amount of R$ 13,103 as of March 31, 2011 (R$ 12,934 as of December 31, 2010).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

The subsidiaries Oxiteno Nordeste and Oxiteno S.A. have a lawsuit for the exclusion of export revenues from the tax base for CSLL. The preliminary injunction was granted to Oxiteno Nordeste and the subsidiary is making judicial deposits of the amounts in discussion, as well as provisioning the corresponding contingency in the amount of R$ 1,004 as of March 31, 2011 (R$ 982 as of December 31, 2010); the subsidiary Oxiteno S.A. awaits judgment of appeal against the sentence which denied the requested preliminary injunction, and is still normally paying the CSLL. Althought in August 2010 the STF has positioned itself against the thesis, this decision is effective just between the parties involved in that lawsuit, not affecting directly the subsidiaries lawsuit.

The subsidiaries Oxiteno S.A., Oxiteno Nordeste, Cia. Ultragaz, Tequimar, RPR, Tropical Transportes Ipiranga Ltda. (“Tropical”), Empresa Carioca de Produtos Químicos S.A. (“EMCA”) e IPP, filed for a preliminary injunction seeking the deduction of ICMS from the PIS and COFINS tax basis. Oxiteno Nordeste and IPP obtained an injunction and are paying the disputed amounts into judicial deposits, as well as recording the respective provision in the amount of R$ 61,456 as of March 31, 2011 (R$ 57,302 as of December 31, 2010); the others subsidiaries did not obtain a preliminary injunction and are awaiting the judgment of these lawsuits in the Federal Regional Courts.

The Company and its subsidiaries obtained preliminary injunctions to pay PIS and COFINS contributions without the changes introduced by Law 9718/98 in its original version. The ongoing questioning refers to the levy of theses taxes on sources other than revenues. In 2005, the STF decided the question in favor of the taxpayer. Although it has set a precedent, the effect of this decision does not automatically apply to all companies, since they must await judgment of their own legal lawsuits. The Company has subsidiaries whose lawsuits have not yet been decided. If all ongoing lawsuits are finally decided in favor of the subsidiaries, the Company estimates that the total positive effect on income before income tax and social contribution will reach R$ 35,972, net of attorney’s fees.

The Company and its subsidiaries are recording provision for PIS and COFINS calculated on the basis of the interest on capital. The total amount accrued is R$ 19,526 as of March 31, 2011 (R$ 19,216 as of December 31, 2010).

IPP and its subsidiaries maintain provisions for ICMS-related contingencies mainly in connection with (a) appropriation of a credit related to the difference between the amount that served as a basis for tax withholding and the amount actually charged in the sale to end consumers, which resulted in excess ICMS withholding by refineries: R$ 10,325; (b) tax-deficiency notices for interstate sales of fuels to industrial customers without payment of ICMS due to the interpretation of Article 2 of Supplementary Law No. 87/96: R$ 28,411; (c) tax-deficiency notices for the use of a deemed credit resulting from interstate transfers of Hydrated Ethyl Alcohol Fuel (HEAF), since, in the opinion of the state tax authority, the deemed credit was allowed only when resulting from acquisitions directly from third parties: R$ 6,703; (d) collection of ICMS-ST (State VAT Substitution) from distributors on interstate sales to end consumers, since there is no withholding under ICMS Agreements No. 105/92 and No. 112/93: R$ 4,903; (e) attorneys’ fees in connection with Motions to Stay Execution which have been adhered to in a tax amnesty in the State of Minas Gerais, since the fees had already been awarded against the company at the time of adhesion: R$ 9,312, (f) collection of ICMS on the common ground of non-payment, since there are several reasons that resulted in the tax assessments and whose rebuttal is not evident: R$ 14,842.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

The main tax claims of the subsidiary IPP that were considered to pose a possible risk of loss, and based on this position, have not been provided for in the interim financial information, relate to ICMS and related mainly to: (a) requirement of proportionate reversal of ICMS credits in view of the acquisitions of hydrous ethanol to give higher values than the its sales, because of the transfer of a portion of financial support for agriculturists (FUPA) made by the distributors upon the acquisitions subsequently reimbursed by the DNC (current National Oil Agency), R$ 87,033, (b) undue credit, relating to recognized ICMS tax credits in the subsidiary tax books, regarding which the Tax Authorities understand that there was no proof of their origin, R$ 15,888 (c) assessments for alleged lack of tax payment, R$ 24,324; (d) records of notices issued in Ourinhos/SP for the operations to return the loan of ethanol made with tax deferral, R$ 24,505, (e) assessments in the State of Rio de Janeiro demanding the reversal of ICMS credits generated in interstate shipments made under Article 33 of the ICMS Convention 66/88, which allowed the maintenance of credit and was suspended by a preliminary injunction granted by STF, R$ 10,303, (f) disallowance of ICMS credits taken in the bookkeeping of bills considered inapt, though the understanding of the STJ is in the sense that it is possible to take credit for the buyer even if there is defect in the document of the seller, provided that the remains confirmed that the transaction actually took place, R$ 19,696, (g) assessments arising from surplus or shortage of stock, occurred due to differences in temperature or handling the product in which the review believes that there is input or output without a corresponding issue of invoice, R$ 16,174 (h) assessment notices relating to the disallowance of ICMS credits legitimately appropriated by the company due to alledged non-compliance with formalities required under applicable law R$ 18,458 and (i) assessments arising from ICMS credits relative to the inputs of AEHC, in alledged disagreement with the law, from certain States that had granted tax benefits to producers of alcohol, R$ 23,299.

The subsidiary IPP has infraction of the non-approval of set-off of IPI credits appropriate under inputs taxed whose outputs were under the protection of immunity. The non-provisioned amount of contingency, updated as of March 31, 2011, is R$ 61,148 (R$ 60,053 as of December 31, 2010). The subsidiary also has legal lawsuits to guarantee the compensation of overpaid PIS values before the declaration of unconstitutionality of Decrees 2445/88 and 2449/88, and decided to include part of these cases within the Law 11941/09 amnesty, recording the corresponding amount of R$ 30,466 as taxes payable.

In 1990, the Petrochemical Workers’ Union (Sindiquímica), of which the employees of companies sited on Petrochemical Hub in the Camaçari, of which Oxiteno Nordeste and EMCA are members, filed individual claims against the subsidiaries for the performance of the Section 4 of the Collective Labor Agreement, which provided for a salary adjustment in lieu of the salary policies actually implemented. In the same year, a collective labor dispute was also filed by the Union of Employers (SINPEQ) against Sindiquímica for recognition of the loss of effectiveness of such Section 4. Individual claims were denied. The collective dispute is currently awaiting trial by the STF. In the second half of 2010, some companies in the Camaçari Complex signed an agreement with Sindiquímica and reported the fact in the collective dispute. Based on the opinion of its legal advisors, who have reviewed the latest STF decision in the collective dispute and the position of the individual claims involving subsidiaries Oxiteno Nordeste and EMCA, the management of those subsidiaries decided that it was not necessary to record a provision as of March 31, 2011.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

Subsidiary Cia. Ultragaz has answered an administrative proceeding before the CADE ( the Brazilian Antitrust Authority) based on alleged anticompetitive practices in municipalities of the Triângulo Mineiro region in 2001, in which a fine in the amount of R$ 23,104 was awarded against it. The execution of such administrative decision was suspended by a court order and the credit is being discussed in court. Based on the above elements and on the opinion of its legal advisors, the management of the subsidiary has not recorded a provision for this contingency.

Subsidiary Cia. Ultragaz is the defendant in legal proceedings for damages arising from an explosion in 1996 in a shopping mall located in the City of Osasco, State of São Paulo. Such proceedings involve: (i) individual proceedings brought by victims of the explosion seeking compensation for loss of income and pain and suffering (ii) request for compensation for expenses of the shopping mall administrator and its insurer; and (iii) class action seeking economic and non-economic damages for all victims injured and dead. The subsidiary believes that it produced evidence that the defective gas pipelines in the shopping mall caused the accident, and Ultragaz’s local LPG storage facilities did not contribute to the explosion. Out of the 64 actions decided to date, 63 were favorable, of which 39 are already shelved; only 1 was adverse and the subsidiary was sentenced to pay R$ 17. There is only 1 action yet to be decided. The Company has not recorded a provision for these cases because it believes that the likeliness of realization of this contingency is essentially remote, and also because it has insurance coverage for the full amount in dispute.

The Company and its subsidiaries have provisions for settlement of terms of contracts with customers and ex-service providers, as well as environmental issues, in the amount of R$ 92,290 as of March 31, 2011 (R$ 91,644 as of December 31, 2010) and also a provision of R$ 24,429 as of March 31, 2011 (R$ 23,259 as of December 31, 2010) to meet the contingencies of labor litigation.

The Company and its subsidiaries have other pending administrative and legal proceedings, which were estimated by their legal counsel as possible and/or remote risk (less-likely-than-50%), and the related potential losses were not provided for by the Company and its subsidiaries based on these opinions. The Company and its subsidiaries also have litigations for recovery of taxes and contributions, which were not recorded in the interim financial information due to their contingent nature.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

Movements in provisions are as follows:

Provisions	Balance as of 12/31/2010	Additions	Write-offs	Adjustments	Balance as of 03/31/2011

IRPJ and CSLL	194,714	9,964	(221)	3,728	208,185
PIS and COFINS	79,963	2,963	-	1,538	84,464
ICMS	104,069	506	(2,267)	2,678	104,986
INSS	15,136	-	(956)	384	14,564
Civil litigation	91,644	3,271	(3,430)	805	92,290
Labor litigation	23,259	921	(296)	545	24,429
Others	1,346	63	-	1	1,410

Total	510,131	17,688	(7,170)	9,679	530,328

Some of the provisions above involve deposits in court in the amount of R$ 261,859 as of March 31, 2011 and R$ 252,009 as of December 31, 2010.

The Company and its subsidiaries decided to include within the amnesty introduced by Law 11941/09 some of their debts before the Federal Revenue Service, General Attorney of the National Treasury and Social Security with the benefits of reduction of fines, interest and legal charges set in this Law. The respective amounts were recorded as income tax and social contribution payable.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

b.        Contracts

Subsidiary Tequimar has agreements with CODEBA and Complexo Industrial Portuário Governador Eraldo Gueiros in connection with its port facilities in Aratu and Suape, respectively. Such agreements set a minimum value for cargo movement, as shown below:

Port	Minimun moviment in tons per year	Maturity

Aratu	100,000	2016
Aratu	900,000	2022
Suape	250,000	2027
Suape	400,000	2029

If the annual movement is less than the minimum required, then the subsidiary will have to pay the difference between the actual movement and the minimum required by the agreements, using the port rates in effect at the date established for payment. As of March 31, 2011, such charges were R$ 5.79 and R$ 1.38 per ton for Aratu and Suape, respectively. The subsidiary has met the minimum cargo movement requirements since the beginning of the agreements.

Subsidiary Oxiteno Nordeste has a supply agreement with Braskem S.A. setting a minimum value for quarterly consumption of ethylene and establishing conditions for the supply of ethylene until 2021. The minimum purchase commitment and the actual demand accumulated to March 31, 2011 and December 31, 2010, expressed in tons of ethylene, are shown below. In case of breach of the minimum purchase commitment, the subsidiary agrees to pay a penalty of 40% of the current ethylene price, to the extent of the shortfall. The provision of minimum purchase commitment is under renegotiation with Braskem.

	Minimum purchase commitment (accumulated until March)				Accumulated demand until March (actual)

	03/31/2011		03/31/2010		03/31/2011	03/31/2010

In tons of ethylene	36,419	(*)	40,551	(*)	37,762	42,697

(*) Adjusted due to operational stoppages carried out by Braskem during the period.

Subsidiary Oxiteno S.A has an ethylene supply agreement with Quattor Participações S.A., maturiting in 2023, which establishes and regulates the conditions for supply of ethylene to Oxiteno based on the international market for this product. The minimum purchase is 19,800 tons of ethylene semiannually. In case of breach, the subsidiary agrees to pay a penalty of 30% of the current ethylene price, to the extent of the shortfall.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

c.        Insurance coverage in subsidiaries

The Company maintains appropriate insurance policies to cover several risks to which it is exposed, including asset insurance against losses caused by fire, lightning, explosion of any kind, gale, aircraft crash, and electric damage, and other risks, covering the bases and other branches of all subsidiaries, except RPR, which maintains its own insurance. The maximum compensation value, including loss of profits, based on the risk analysis of maximum loss possible at a certain site is US$ 1,307 million.

The General Responsibility Insurance program covers the Company and its subsidiaries with a maximum aggregate coverage of US$ 400 million against losses caused to third parties as a result of accidents related to commercial and industrial operations and/or distribution and sales of products and services.

Group Life and Personal Accident, Health, National and International Transportation and All Risks insurance policies are also maintained.

The coverages and limits of the insurance policies maintained are based on a careful study of risks and losses conducted by local insurance advisors, and the type of insurance is considered by management to be sufficient to cover potential losses based on the nature of the business conducted by the companies. The risk assumptions adopted, given their nature, are not part of the scope of audit on interim financial information, and consequently haven’t been audited by our independent accountants.

d.        Operating lease contracts

The subsidiaries IPP and Serma have operating lease contracts for the use of IT equipment.

These contracts have terms of 36 months. The subsidiaries have the option to purchase the assets at a price equal to the fair market price on the date of option, and management does not intend to exercise such option.

The future disbursements (installments), assumed under these contracts, total approximately:

	03/31/2011	12/31/2010

Up to 1 year	659	752
More than 1 year	305	400
	964	1,152

The total payments of operating lease recognized as expense for the quarter was R$ 188 (R$ 139 as of March 31, 2010).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

22.	Employee benefits and private pension plan (Consolidated)

a.        ULTRAPREV- Associação de Previdência Complementar

The Company and its subsidiaries offer a defined-contribution pension plan to its employees, which is managed by Ultraprev - Associação de Previdência Complementar. Under the plan, the basic contribution of each participating employee is calculated by multiplying a percentage ranging from 0% to 11%, which is annually defined by the participant based on his/her salary. The sponsor companies match the amount of the basic contribution paid by the participant. As the participants retire, they choose to receive monthly either: (i) a percentage, ranging from 0.5% to 1.0%, of the fund accumulated for the participant with Ultraprev; or (ii) a fixed monthly amount that will exhaust the fund accumulated for the participant within a period ranging from 5 to 25 years. Thus, the Company and its subsidiaries do not assume responsibility for guaranteeing amounts and periods of pension benefits. As of March 31, 2011, the Company and its subsidiaries contributed R$ 3,560 (R$ 3,216 as of March 31, 2010) to Ultraprev, which amount is recorded as expense in the income statement for the period. The total number of employees participating in the plan as of March 31, 2011 was 7,266 active participants and 50 retired participants. In addition, Ultraprev had 29 former employees receiving benefits under the previous plan whose reserves are fully constituted.

b.        Post-employment benefits

The Company and its subsidiaries recognized a provision for post-employment benefits mainly related to seniority bonus, payment of Severance Pay Fund, and health and life insurance plan for eligible retirees.

The net liabilities for such benefits recorded as of March 31, 2011 are R$ 104,501 (R$ 104,501 as of December 31, 2010), of which R$ 12,060 (R$ 11,339 as of December 31, 2010) are recorded as current liabilities and R$ 92,441 (R$ 93,162 as of December 31 , 2010) as long-term liabilities.

The amounts related to such benefits were determined based on a valuation conducted by an independent actuary and are recorded in the interim financial information in accordance with Resolution CVM 600/2009.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

23.	Gross revenue (Consolidated)

	03/31/2011	03/31/2010

Gross revenue from sale	11,098,546	10,229,619
Gross revenue from services	101,477	102,706
Sales tax	(347,842)	(350,504)
Discount and sales return	(43,961)	(41,294)
Other deductions	(2,146)	(7,135)

Net income	10,806,074	9,933,392

The other deductions shown in the table above refer to deferred revenue as required by IFRS (see Notes 14.i and 17).

24.	Expenses by nature (Consolidated)

The Company opted for disclosing its consolidated income statement by function and is presenting below its breakdown by nature:

	03/31/2011	03/31/2010

Raw materials and materials for use and consumption	9,772,789	9,053,460
Freight and storage	167,528	139,963
Depreciation and amortization	135,912	131,881
Personnel expenses	281,886	252,439
Advertising and marketing	33,461	34,909
Services provided by third parties	32,379	29,012
Lease of real property and equipment	13,297	14,244
Other expenses	46,166	37,320

Total	10,483,418	9,693,228

Classified as:
Cost of products and services sold	9,980,364	9,238,108
General and administrative	192,734	175,854
Selling and marketing	310,320	279,266

Total	10,483,418	9,693,228

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

25.	Income on disposal of assets (Consolidated)

Income on disposal of assets is determined as the difference between the selling price and residual book value of the investment, property, plant and equipment or intangible asset disposed of. On March 31, 2011, the gain was R$ 2,739 (gain) (gain of R$ 394 as of March 31, 2010), primarily from the sale of property, plant and equipment.

26.	Financial income

	Parent		Consolidated
	03/31/2011	03/31/2010	03/31/2011	03/31/2010
Financial revenues:
Interest on financial investments	41,210	24,473	73,385	35,838
Interest from customers	-	-	11,468	11,131
Other revenues	-	-	781	1,352
	41,210	24,473	85,634	48,321
Financial expenses:
Interest on financing	-	-	(93,364)	(62,191)
Interest on debentures	(36,312)	(27,957)	(36,781)	(27,957)
Interest on finance leases	-	-	(176)	(373)
Bank charges, IOF, and other charges	1,761	1,217	(3,985)	(7,684)
Changes in exchange rates, net of income from hedging instruments	-	-	(9,942)	(3,786)
Provisions updating and other expenses (*)	(46)	(42)	(7,761)	(19,580)
	(34,597)	(26,782)	(152,009)	(121,571)

Financial income	6,613	(2,309)	(66,375)	(73,250)

(*) In 2010, includes the effect related to the Company and its subsidiaries’ adhesion to a debt amnesty established by Law 11941/09 (see Note 21.a).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

27.	Earnings per share

The table below presents a conciliation of numerators and denominators used in the computing earnings per share. Earnings per share of 2010, consider the stock split occured in February 2011. As mentioned in Note 8.c), the Company has a share compensation plan. The impact of this share compensation plan on earnings per share was minimal for all the periods presented and consequently, the Company has not been presenting a separate calculation of diluted earnings per share.

Parent

Basic and diluted earnings per share	03/31/2011	03/31/2010

Net income of the Company	193,015	125,235
Weighted average shares outstanding (in thousands)	533,989	533,989
Basic and diluted earnings per share – whole R$ (common and preferred shares)	0.36	0.23

Consolidated

Basic and diluted earnings per share	03/31/2011	03/31/2010

Net income attributable to shareholders of the Company	193,015	126,045
Weighted average shares outstanding (in thousands)	533,989	533,989
Basic and diluted earnings per share – whole R$ (common and preferred shares)	0.36	0.24

Weighted average shares outstanding (in thousands)	03/31/2011	03/31/2010

Weighted average shares outstanding for basic per share:
Dilution effect	533,989	533,989
Stock compensation plan	2,074	1,813
Weighted average shares outstanding for diluted per share:	536,063	535,802

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

28.	Reconciliation between information under New BRGAAP and IFRS (Parent company)

Net income attributable to shareholders of the Company	03/31/2010

Net income under New BRGAAP	125,235
IFRS adoption effects:
Amortization and write-off of deferred charges (see Note 2)	1,227
Social contribution and income taxes	(417)
Total	810

Net income under IFRS	126,045

29.	Subsequent event

On April 4, 2011, as informed in a Material Notice issued, the Board of Directors resolved to submit to the general shareholders’ meeting and to a special preferred shareholders’ meeting a proposal to (a) convert any and all shares of preferred stock issued by the company into shares of common stock, on a 1-to-1 conversion ratio; (b) amend the company's current bylaws (Estatuto Social), modifying several of its provisions, aiming to strengthen the company's corporate governance; and (c) adhere to the Novo Mercado segment of BM&FBOVESPA.

OTHER INFORMATION CONSIDERED MATERIAL BY THE COMPANY

Shares directly or indirectly owned by the controlling shareholders, members of the Board of Directors, Executive Officers and members of the Fiscal Council as of March 31, 2011 (number of shares)

	Mar-31-11
	Common	Preferred	Total
Controlling Shareholders	134,992,228	161,084	135,153,312
Board of Directors¹	184	168,025	168,209
Officers²	-	1,263,100	1,263,100
Fiscal Council	-	4,400	4,400

Note: ¹Shares owned by members of the Board of Directors which were not included in Controlling Shareholders' position.
Should the member not be part of the controlling group, only its direct ownership is included.
²Shares owned by Officers which were not included in Controlling Shareholders' position

Shares directly or indirectly owned by the controlling shareholders, members of the Board of Directors, Executive Officers and members of the Fiscal Council (number of shares)

	Mar-31-11			Mar-31-10
	Common	Preferred	Total	Common	Preferred	Total
Controlling Shareholders	134,992,228	161,084	135,153,312	134,992,228	161,084	135,153,312
Board of Directors¹	184	168,025	168,209	184	168,028	168,212
Officers²	-	1,263,100	1,263,100	-	1,043,100	1,043,100
Fiscal Council	-	4,400	4,400	-	4,400	4,400

Note: ¹Shares owned by member of the Board of Directors which were not included in Controlling Shareholders' position
Should the member not be part of the controlling group, only its direct ownership is included.
²Shares owned by Officers which were not included in Controlling Shareholders' position

Total free float and its percentage of total shares as of March 31, 2011 (number of shares)

	Common	Preferred	Total
Total Shares	197,719,588	346,664,408	544,383,996

( - ) Shares held in treasury	26,468	8,295,088	8,321,556
( - ) Shares owned by Controlling Shareholders	134,992,228	161,084	135,153,312
( - ) Shares owned by Management	184	1,431,125	1,431,309
( - ) Shares owned by affiliates*	-	810,800	810,800

Free-float	62,700,708	335,966,311	398,667,019

% Free-float / Total Shares	31.71%	96.91%	73.23%
*Subsidiaries

The Company’s shareholders that hold more than 5% of voting or non-voting capital, up to the individual level, and breakdown of their shareholdings as of March 31, 2011 (number of shares)

ULTRAPAR PARTICIPAÇÕES S.A.	Common	%	Preferred	%	Total	%
Ultra S.A. Participações	130,586,776	66.05%	48	0.00%	130,586,824	23.99%
Aberdeen Asset Management PLC1	-	-	47,771,140	13.78%	47,771,140	8.78%
Parth Investments Company2	37,246,920	18.84%	5,587,036	1.61%	42,833,956	7.87%
Caixa de Previdência dos Funcionários do Banco do Brasil3	-	-	31,720,499	9.15%	31,720,499	5.83%
Monteiro Aranha S.A.4	20,850,548	10.55%	4,034,477	1.16%	24,885,025	4.57%
Dodge & Cox, Inc.5	-	-	24,314,528	7.01%	24,314,528	4.47%
Genesis Asset Managers LLP1	-	-	17,367,176	5.01%	17,367,176	3.19%
Shares held in treasury	26,468	0.01%	8,295,088	2.39%	8,321,556	1.53%
Others	9,008,876	4.56%	207,574,416	59.88%	216,583,292	39.79%
TOTAL	197,719,588	100.00%	346,664,408	100.00%	544,383,996	100.00%

1 Fund managers headquartered in England (according to relevant shareholder position notice disclosed by the respective funds)
2 Company headquartered outside of Brazil, ownership information is not available
3 Pension fund of employees of Banco do Brasil headquartered in Brazil
4 Brazilian public listed company, ownership information is publicly available
5 Fund managers headquartered in the United States (according to relevant shareholder position notice disclosed by the respective funds)

ULTRA S.A. PARTICIPAÇÕES	Common	%	Preferred	%	Total	%
Fábio Igel	12,065,160	19.09%	4,954,685	19.55%	17,019,845	19.22%
Ana Maria Villela Igel	2,570,136	4.07%	9,208,690	36.34%	11,778,826	13.30%
Christy Participações Ltda.	6,425,199	10.17%	4,990,444	19.69%	11,415,643	12.89%
Paulo Guilherme Aguiar Cunha	10,654,109	16.86%	-	-	10,654,109	12.03%
Márcia Igel Joppert	7,084,323	11.21%	2,062,988	8.14%	9,147,311	10.33%
Rogério Igel	7,311,004	11.57%	1,615,027	6.37%	8,926,031	10.08%
Joyce Igel de Castro Andrade	6,398,967	10.12%	2,062,989	8.14%	8,461,956	9.56%
Lucio de Castro Andrade Filho	3,775,470	5.97%	-	-	3,775,470	4.26%
Others	6,917,680	10.95%	448,063	1.77%	7,365,743	8.32%
TOTAL	63,202,048	100.00%	25,342,886	100.00%	88,544,934	100.00%
Others: other individuals, none of them holding more than 5%

CHRISTY PARTICIPAÇÕES LTDA.	Capital Stock	%
Maria da Conceição Coutinho Beltrão	3,066	34.90%
Hélio Marcos Coutinho Beltrão	1,906	21.70%
Cristiana Coutinho Beltrão	1,906	21.70%
Maria Coutinho Beltrão	1,906	21.70%
TOTAL	8,784	100.00%

ULTRAPAR PARTICIPAÇÕES S.A.

MD&A - ANALYSIS OF CONSOLIDATED EARNINGS
First Quarter 2011

(1) Key Indicators - Consolidated:

(R$ million)	1Q11	1Q10	4Q10	Variation 1Q11X 1Q10	Variation 1Q11x 4Q10
Net sales and services	10,806.1	9,933.4	11,255.1	9%	-4%
Cost of sales and services	(9,980.4)	(9,238.1)	(10,406.2)	8%	-4%
Gross Profit	825.7	695.3	849.0	19%	-3%
Selling, general and administrative expenses	(503.1)	(455.1)	(520.8)	11%	-3%
Other operating income (expense), net	8.6	7.1	(1.0)	21%	943%
Income from sale of assets	2.7	0.4	69.7	595%	-96%
Income from operations before financial items	334.0	247.7	396.8	35%	-16%
Financial (expense) income, net	(66.4)	(73.3)	(64.4)	- 9%	3%
Equity in subsidiaries and affiliated companies	0.1	0.0	0.2	404%	-23%
Income before taxes and social contribution	267.7	174.4	332.5	53%	-19%
Income and social contribution taxes	(81.5)	(58.7)	(93.8)	39%	-13%
Benefit of tax holidays	7.9	7.1	6.3	11%	26%
Net income for the year	194.2	122.9	245.0	58%	-21%
Net income attributable to Ultrapar	193.0	126.0	244.7	53%	-21%
Net income attributable to non-controlling interests	1.2	(3.2)	0.3	n/a	316%
EBITDA	467.1	379.1	464.9	23%	0%

Volume – LPG sales – thousand tons	381.4	370.6	403.2	3%	-5%
Volume – Fuels sales – thousand of cubic meters	4,898.1	4,596.8	5,324.3	7%	-8%
Volume – Chemicals sales – thousand tons	156.3	163.8	170.0	-5%	-8%

Considerations on the financial and operational information

Standards and criteria adopted in preparing the information

From the year ending December 31st, 2010 onwards, CVM made mandatory the adoption of the International Financial Reporting Standards (“IFRS”) in the presentation of financial statements of the Brazilian publicly-held companies. Accordingly, Ultrapar's consolidated financial statements of 2010 and for the quarter ended March 31st, 2011 were prepared in compliance with the IFRS, which differs in certain aspects from the previous Brazilian accounting standards.

For an understanding of the effects of the adoption of the IFRS, we released financial spreadsheets on CVM’s website (www.cvm.gov.br), as well as on Ultrapar’s website (www.ultra.com.br), demonstrating the impacts of the accounting changes introduced by the IFRS on the main line items of the 2009 and 2010 financial statements in comparison with the amounts that would have been obtained without such changes. Additional information on the changes resulting from the adoption of the IFRS is available in note 2 to the financial statements for the year ended December 31st, 2010.

The financial information of Ultragaz, Ipiranga, Oxiteno, and Ultracargo is reported without elimination of intercompany transactions. Therefore, the sum of such information may not correspond to the consolidated financial information of Ultrapar. In addition, except when otherwise indicated, the amounts presented in this document are expressed in millions of R$ and, therefore, are subject to rounding off. Consequently, the total amounts presented in the tables may differ from the direct sum of the amounts that precede them.

Effect of the divestment – Ultracargo’s road transportation, in-house logistics, and solid bulk storage

On July 1st, 2010, Ultrapar sold Ultracargo’s in-house logistics, solid bulk storage, and road transportation businesses, with the transfer of shares of AGT – Armazéns Gerais e Transporte Ltda. and Petrolog Serviços e Armazéns Gerais Ltda. to Aqces Logística Internacional Ltda. and the receipt of R$ 74 million, in addition to the R$ 8 million deposit received upon announcement of the transaction on March 31st, 2010. In October 2010, Ultrapar disbursed R$ 2 million in connection with the expected working capital adjustment. The financial statements of Ultrapar and Ultracargo from 3Q10 onwards no longer include the businesses sold.

Effect of the acquisition – DNP

On October 26th, 2010, Ultrapar announced the signing of the sale and purchase agreement for the acquisition of 100% of the shares of Distribuidora Nacional de Petróleo Ltda. (“DNP”). The total value of the acquisition is R$ 85 million, with an initial disbursement of R$ 47 million in November 2010 and an additional disbursement of R$ 26 million in January 2011, subject to the final working capital adjustment. Ultrapar’s and Ipiranga’s financial statements started to consolidate the results of the acquired business from the closing of the acquisition, occurred on November 1st, 2010.

(2) Performance Analysis:

Net Sales and Services: – Ultrapar’s consolidated net sales and services amounted to R$ 10,806 million in 1Q11, up 9% over 1Q10, as a consequence of the sales growth in Ultragaz, Ipiranga, and Oxiteno. Compared with 4Q10, Ultrapar’s net sales and services decreased by 4%, as a result of seasonality between periods.

Ultragaz: In 1Q11, Ultragaz’s sales volume reached 381 thousand tons, up 3% over 1Q10. In the bottled segment, Ultragaz’s sales volume increased by 1% over 1Q10. In the bulk segment, sales volume grew by 7%, due to the increased economic activity and the investments made to capture new clients. Compared with 4Q10, sales volume decreased by 5%, as a result of seasonality between periods. Ultragaz’s net sales and services amounted to R$ 866 million in 1Q11, up 3% over 1Q10, in line with the variation in the volume sold. Compared with 4Q10, net sales and services decreased by 6%, as a result of a seasonally lower volume.

Ipiranga: Ipiranga’s sales volume totaled 4,898 thousand cubic meters in 1Q11, up 7% over 1Q10. In 1Q11, the sales volume of fuels for light vehicles grew by 11%, as a consequence of the estimated 8% growth in the light vehicle fleet and the investments made to expand its network. The diesel volume grew by 4%, on the back of the growth of the Brazilian economy. Compared with 4Q10, sales volume decreased by 8%, as a result of seasonality between periods, with reduction in diesel and ethanol volumes partially offset by a 3% growth in gasoline volumes, which reflects the lower availability and competitiveness of ethanol in 1Q11. Ipiranga’s net sales and services amounted to R$ 9,333 million in 1Q11, up 9% from net sales and services for 1Q10, mainly as a consequence of increased sales volume and higher ethanol costs, due to the lower product availability. Compared with 4Q10, Ipiranga’s net sales and services decreased by 4%, as a result of a seasonally lower volume, partially offset by the increase in biodiesel and ethanol costs and by an increased share of gasoline in the sales mix.

Oxiteno: Oxiteno’s sales volume totaled 156 thousand tons, down 5% (7 thousand tons) from 1Q10, mainly as a result of unplanned stoppages at the Camaçari petrochemical complex, due to a power outage in the Northeast region in early 2011. In the Brazilian market, sales volume decreased by 7% (9 thousand tons), as a consequence of the unplanned stoppages in the Camaçari petrochemical complex, partially offset by a growth in the cosmetics and detergents segment, which allowed an improved sales mix during this period. Sales volume outside Brazil grew by 3% (1 thousand ton) as a result of increased volumes sold by Oxiteno Mexico and Oxiteno Andina. Compared with 4Q10, sales volume decreased by 8% (14 thousand tons), as a result of seasonality between periods and the stoppages. Oxiteno’s net sales and services totaled R$ 548 million in 1Q11, up 16% over 1Q10, despite the 7% stronger Real and the 5% lower volume, as a consequence of the recovery in average prices in dollar during the last 12 months and of an improved sales mix in 1Q11. Compared with 4Q10, net sales and services increased by 5%, mainly as a consequence of increased average prices in dollar and of an improved sales mix, despite the reduction in sales volume and a stronger Real.

Ultracargo: In 1Q11, Ultracargo’s average storage remained stable in relation to 1Q10 and 4Q10, due to a decrease in the handling of ethanol, as a result of a shortage in the supply of this product, and to the stoppages at the Camaçari petrochemical complex, which affected the handling of chemicals at the Aratu terminal, both offset by the growth in other terminals. Ultracargo’s net sales and services totaled R$ 62 million in 1Q11, down 25% from 1Q10, as a consequence of the sale of in-house logistics, solid bulk storage and road transportation businesses. Compared with 4Q10, net sales and services increased by 5%, as a consequence of an improved sales mix, with higher share of handling of chemicals, and of the increased effective storage.

Cost of Good Sold: Ultrapar’s cost of goods sold amounted to R$ 9,980 million in 1Q11, up 8% over 1Q10, as a result of the higher cost of goods sold in Ultragaz, Ipiranga, and Oxiteno. Compared with 4Q10, Ultrapar’s cost of goods sold decreased by 4%, as a result of seasonality between periods.

Ultragaz: Ultragaz’s cost of goods sold amounted to R$ 736 million in 1Q11, up 3% over 1Q10, in line with the higher volume sold. Compared with 4Q10, the cost of goods sold decreased by 6%, mainly as a result of a seasonally lower volume.

Ipiranga:  Ipiranga’s cost of goods sold amounted to R$ 8,809 million in 1Q11, up 8% over 1Q10, mainly as a result of the growth in sales volume and the increase in ethanol costs, due to the lower availability of this product. Compared with 4Q10, Ipiranga’s cost of goods sold decreased by 4%, mainly as a result of a seasonally lower volume, partially offset by the increase in biodiesel and ethanol costs and by an increased share of gasoline in the sales mix.

Oxiteno:  Oxiteno’s cost of goods sold in 1Q11 amounted to R$ 418 million, up 6% from 1Q10, as a result of the 18% increase in variable unit costs in dollars, partially offset by a 5% decrease in sales volume and a 7% stronger Real. Compared with 4Q10, the cost of goods sold remained stable, with the variation in variable unit costs in dollars offset by a reduction in volume sold and a stronger Real.

Ultracargo: Ultracargo’s cost of services provided amounted to R$ 26 million in 1Q11, down 36% from 1Q10, due to the effect of the sale of the in-house logistics, solid bulk storage and road transportation businesses. Compared with 4Q10, cost of services provided increased by 2%, following the volume progression.

Gross profit: The gross profit of Ultrapar amounted to R$ 826 million in 1Q11, up 19% from 1Q10 as a consequence of the growth seen in the gross profit of Ipiranga, Oxiteno and Ultragaz. Compared with 4Q10, Ultrapar's gross profit decreased by 3%, as a consequence of seasonality between periods.

Sales, General and Administrative Expenses: Sales, general and administrative expenses of Ultrapar reached
R$ 503 million in 1Q11, up 11% over 1Q10. Compared with 4Q10, Ultrapar’s sales, general and administrative expenses decreased by 3%.

Ultragaz: Ultragaz’s sales, general and administrative expenses amounted to R$ 85 million in 1Q11, down 2% from 1Q10, despite a 3% growth in volumes sold and the effects of inflation on expenses, as a consequence of a higher variable compensation in 1Q10. Compared with 4Q10, Ultragaz’s sales, general and administrative expenses decreased by 16%, mainly as a result of a seasonally lower volume and the variable compensation.

Ipiranga: Ipiranga’s sales, general and administrative expenses totaled R$ 321 million in 1Q11, up 13% over 1Q10, due to the higher volume sold, the inflation on expenses, the higher variable compensation, in line with the earnings progression, and expansion projects. Compared with 4Q10, Ipiranga's sales, general and administrative expenses remained stable.

Oxiteno: Oxiteno’s sales, general and administrative expenses totaled R$ 80 million in 1Q11, up 24% over 1Q10, due to the effects of inflation on expenses and a higher variable compensation, in line with the earnings progression. Compared with 4Q10, Oxiteno’s sales, general and administrative expenses remained practically stable.

Ultracargo: Ultracargo’s sales, general and administrative expenses totaled R$ 15 million in 1Q11, down 21% from 1Q10, mainly due to the effect of the sale of the in-house logistics, solid bulk storage and road transportation businesses. Compared with 4Q10, sales, general and administrative expenses decreased by 6%, as a result of a higher variable compensation in 4Q10.

Depreciation and Amortization: Total depreciation and amortization costs and expenses in 1Q11 amounted to
R$ 136 million, up 3% over 1Q10 and down 1% from 4Q10.

Income from Sale of Assets: In 1Q11, Ultrapar recorded an income from sale of assets in the amount of R$ 3 million, mainly from the sale of fixed assets. Compared with 4Q10, income from sale of assets decreased by
R$ 67 million, as a result of the sale of fixed assets and the receipt related to Maxfácil in 4Q10.

Income from Operations before Financial Items: Ultrapar’s income from operations before financial items amounted to R$ 334 million in 1Q11, up 35% from 1Q10 as a consequence of the increase in the income from operations before financial items of Ipiranga, Oxiteno and Ultragaz. Compared with 4Q10, Ultrapar’s income from operations before financial items decreased by 16%, as a consequence of the higher income of sale of assets in 4Q10.

Financial result: Ultrapar reported R$ 66 million of net financial expense in 1Q11, down R$ 7 million compared to net financial expense in 1Q10, mainly as a result of a lower cost of debt. Compared with 4Q10, net financial expense increased by R$ 2 million. The net debt to EBITDA ratio for the last 12 months decreased from 1.7 times at the end of 1Q10 to 1.4 times at the end of 1Q11.

Income and Social Contribution / Benefit of Tax Holidays: Ultrapar reported income tax and social contribution expenses, net of benefit of tax holidays of R$ 74 million in 1Q11, compared with an expense of R$ 52 million in 1Q10, basically as a result of a higher pre-tax profit in 1Q11. Compared with 4Q10, income tax and social contribution expenses, net of benefit of tax holidays decreased by 16%.

Net Earnings: Ultrapar’s consolidated net earnings in 1Q11 amounted to R$ 194 million, up 58% over 1Q10, due to the EBITDA growth and lower net financial expense. Compared with 4Q10, net earnings decreased by 21%, mainly as a result of the higher income from sale of assets in 4Q10.

EBITDA: Ultrapar’s EBITDA amounted to R$ 467 million in 1Q11, up 23% over 1Q10, due to the EBITDA growth in Ultragaz, Ipiranga, and Oxiteno, and in line with 4Q10.

Ultragaz: Ultragaz’s EBITDA amounted to R$ 73 million in 1Q11, up 2% over 1Q10, mainly as a result of the higher volume sold. Compared with 4Q10, Ultragaz’s EBITDA increased by 28%, mainly as a result of others operational expenses with studies and projects in the amount of R$ 12 million in 4Q10.

Ipiranga: Ipiranga’s EBITDA amounted to R$ 286 million in 1Q11, up 26% over 1Q10, mainly on the back of higher sales volume, improved sales mix and margin recovery. Compared with 4Q10, Ipiranga’s EBITDA decreased by 11%, as a result of seasonally lower volume, partially offset by the above-mentioned factors.

Oxiteno: Oxiteno’s EBITDA totaled R$ 74 million in 1Q11, up 96% over 1Q10, as a result of the recovery in margins during the last 12 months and an improved sales mix in 1Q11, elements which offset the effects from (i) a 5% decrease in sales volume as a result of unplanned stoppages at the Camaçari petrochemical complex and (ii) a 7% stronger Real. Compared with 4Q10, Oxiteno’s EBITDA increased by 38%, despite the seasonally lower volume, mainly on the back of the margin recovery and an improved sales mix in 1Q11.

Ultracargo: Ultracargo’s EBITDA amounted to R$ 28 million in 1Q11, down 6% from 1Q10, mainly as a result of the effects from the sale of the in-house logistics, solid bulk storage and road transportation businesses in July 2010. Compared with 4Q10, Ultracargo’s EBITDA increased by 14%, mainly as a consequence of the improved product mix, with higher share of handling of chemicals.

EBITDA

R$ million	1Q11	1Q10	4Q10	Variation 1Q11 X 1Q10	Variation 1Q11 x 4Q10
Ultrapar	467.1	379.1	464.9	23%	0%
Ultragaz	72.6	70.9	56.6	2%	28%
Ipiranga	286.5	227.7	321.4	26%	-11%
Oxiteno	74.5	38.0	53.9	96%	38%
Ultracargo	28.5	30.4	25.0	-6%	14%

The purpose of including EBITDA information is to provide a measure for assessing our ability to generate cash from our operations. The EBITDA presented above was calculated based on the income before financial result, including depreciation and amortization and excluding income from sale of assets. In managing our business we rely on EBITDA as a means for assessing our operating performance and a portion of our employee profit sharing plan is linked to EBITDA performance. Because EBITDA excludes income from sale of assets, net financial income (expense), income tax, depreciation and amortization, it provides an indicator of general economic performance that is not affected by debt restructurings, fluctuations in interest rates or effective tax rates, or levels of income on disposal of assets, depreciation and amortization. Accordingly, we believe that this type of measurement is useful for comparing general operating performance from period to period and making certain related management decisions. We also calculate EBITDA in connection with covenants related to some of our financing. We believe that EBITDA enhances the understanding of our financial performance and our ability to satisfy principal and interest obligations with respect to our indebtedness as well as to fund capital expenditures and working capital requirements. EBITDA is not a measure of financial performance under Brazilian GAAP. EBITDA should not be considered in isolation, or as a substitute for net income, as a measure of operating performance, as a substitute for cash flows from operations or as a measure of liquidity. EBITDA has material limitations that impair its value as a measure of a company’s overall profitability since it does not address certain ongoing costs of our business that could significantly affect profitability such as financial expenses and income taxes, depreciation or capital expenditures and associated charges.

We hereby inform that in accordance with the requirements of CVM Resolution 381/03, our independent auditors KPMG Auditores Independentes have not performed during these first three months of 2011 any service other than the external audit of the financial statements of Ultrapar and affiliated companies and subsidiaries.

Item 2

São Paulo, May 11th, 2011 – Ultrapar Participações S.A. (BM&FBOVESPA: UGPA4 / NYSE: UGP), a company engaged in fuel distribution (Ultragaz/Ipiranga), chemicals (Oxiteno) and storage for liquid bulk (Ultracargo), hereby reports its results for the first quarter of 2011.

Results conference call

Brazilian conference call
May 13th, 2011
10:00 a.m. (US EST)
São Paulo – SP
Telephone for connection: +55 11 2188 0155
Code: Ultrapar

International conference call
May 13th, 2011
11:30 a.m. (US EST)
Participants in the USA: 1 877 317 6776
Participants in Brazil: 0800 891 0015
Participants International: +1 412 317 6776
Code: Ultrapar

IR contact
E-mail: invest@ultra.com.br
Telephone: + 55 11 3177 7014
Website: www.ultra.com.br

Ultrapar Participações S.A.
UGPA4 = R$ 27.03/share (03/31/11)
UGP = US$ 16.95/ADR (03/31/11)

We reported in this 1Q11 another quarter of significant and consistent earnings progression, presenting a 23% growth in EBITDA and a 58% growth in net earnings. In April, we announced a new corporate governance structure for Ultrapar aiming to deepen the alignment of interests and to endure the company’s growth, a structure that includes conversion of each preferred share into one common share, the migration to the Novo Mercado listing segment and amendments to the bylaws that strengthen the company’s corporate governance.

➢ ULTRAPAR’S NET SALES REACH R$ 11 BILLION IN 1Q11, 9% GROWTH OVER 1Q10

➢ ULTRAPAR’S EBITDA REACHES R$ 467 MILLION IN 1Q11, UP 23% OVER 1Q10

➢ ULTRAPAR’S NET EARNINGS REACH R$ 194 MILLION IN 1Q11, 58% HIGHER THAN THAT IN 1Q10.

“We entered 2011 presenting our nineteenth consecutive quarter of EBITDA growth, as a result of the benefits from the larger operating scale and our focus on value creation. With an eye on the future, we took in April an important step in our corporate governance evolution process. We announced the proposal for the migration to the Novo Mercado, under conditions that exceed the requirements of this listing segment of BM&FBOVESPA, establishing a differentiated corporate governance standard in Brazil. This new structure aims to position Ultrapar to repeat the performance of the last ten years, when our results grew at a pace exceeding 20% per year.”

Pedro Wongtschowski – CEO

Considerations on the financial and operational information

Standards and criteria adopted in preparing the information

From the year ending December 31st, 2010 onwards, CVM made mandatory the adoption of the International Financial Reporting Standards (“IFRS”) in the presentation of financial statements of the Brazilian publicly-held companies. Accordingly, Ultrapar's consolidated financial statements of 2010 and for the quarter ended March 31st, 2011 were prepared in compliance with the IFRS, which differs in certain aspects from the previous Brazilian accounting standards.

For an understanding of the effects of the adoption of the IFRS, we released financial spreadsheets on CVM’s website (www.cvm.gov.br), as well as on Ultrapar’s website (www.ultra.com.br), demonstrating the impacts of the accounting changes introduced by the IFRS on the main line items of the 2009 and 2010 financial statements in comparison with the amounts that would have been obtained without such changes. Additional information on the changes resulting from the adoption of the IFRS is available in note 2 to the financial statements for the year ended December 31st, 2010.

The financial information of Ultragaz, Ipiranga, Oxiteno, and Ultracargo is reported without elimination of intercompany transactions. Therefore, the sum of such information may not correspond to the consolidated financial information of Ultrapar. In addition, except when otherwise indicated, the amounts presented in this document are expressed in millions of R$ and, therefore, are subject to rounding off. Consequently, the total amounts presented in the tables may differ from the direct sum of the amounts that precede them.

Effect of the acquisition - Texaco

In order to provide a better understanding of the progression of Ipiranga’s recurring results, the table below summarizes Ipiranga’s results for all periods from 2Q09 to 4Q10 ex-non-recurring expenses related to the conversion of Texaco service stations into the Ipiranga brand and to the integration of the acquired operations. The analysis and discussion of the progression in Ipiranga’s results presented in this document exclude non-recurring items, in order to provide comparability of the information and better understanding of the company’s performance.

IPIRANGA
CONSOLIDATED INCOME STATEMENT
In millions of Reais - IFRS

	IPIRANGA EX-NON-RECURRING EXPENSES
	QUARTER ENDED IN
	DECEMBER 2010	SEPTEMBER 2010	JUNE 2010	MARCH 2010¹	DECEMBER 2009	SEPTEMBER 2009	JUNE 2009
Net sales	9,754.6	9,320.5	8,843.0	8,584.3	8,983.8	8,175.6	8,212.9
Cost of sales and services	(9,194.8)	(8,842.2)	(8,363.2)	(8,120.7)	(8,485.1)	(7,743.0)	(7,780.3)
Gross profit	559.8	478.2	479.9	463.6	498.7	432.6	432.6
Operating expenses	(317.5)	(293.6)	(281.0)	(274.6)	(292.0)	(273.6)	(281.9)
Selling	(196.0)	(193.3)	(187.0)	(184.8)	(181.6)	(168.5)	(170.7)
General and administrative	(121.5)	(100.3)	(94.0)	(89.8)	(110.3)	(105.1)	(111.2)
Other operating results	10.0	6.8	5.4	6.6	8.6	3.3	2.4
Operational income2	252.4	191.4	204.3	195.6	215.3	162.3	153.1
EBITDA	322.8	258.7	270.8	260.4	291.7	235.9	217.1
Depreciation and amortization	70.5	67.2	66.5	64.8	76.4	73.6	63.9
EBITDA margin (R$/m³)	61	49	54	57	58	49	47

1 The information for 1Q10 also exclude the effects of adhering to the Federal and Mato Grosso State’s tax amnesty programs, with an impact of R$ 22 million on Ipiranga’s EBITDA. Additional information is available in note 24.a. to the financial statements for the quarter ended March 31st, 2010, available on Ultrapar’s website (www.ultra.com.br).
2 Before income from sale of assets.

Effect of the divestment – Ultracargo’s road transportation, in-house logistics, and solid bulk storage

On July 1st, 2010, Ultrapar sold Ultracargo’s in-house logistics, solid bulk storage, and road transportation businesses, with the transfer of shares of AGT – Armazéns Gerais e Transporte Ltda. and Petrolog Serviços e Armazéns Gerais Ltda. to Aqces Logística Internacional Ltda. and the receipt of R$ 74 million, in addition to the R$ 8 million deposit received upon announcement of the transaction on March 31st, 2010. In October 2010, Ultrapar disbursed R$ 2 million in connection with the expected working capital adjustment. The financial statements of Ultrapar and Ultracargo from 3Q10 onwards no longer include the businesses sold.

Effect of the acquisition – DNP

On October 26th, 2010, Ultrapar announced the signing of the sale and purchase agreement for the acquisition of 100% of the shares of Distribuidora Nacional de Petróleo Ltda. (“DNP”). The total value of the acquisition is R$ 85 million, with an initial disbursement of R$ 47 million in November 2010 and an additional disbursement of R$ 26 million in January 2011, subject to the final working capital adjustment. Ultrapar’s and Ipiranga’s financial statements started to consolidate the results of the acquired business from the closing of the acquisition, occurred on November 1st, 2010.

2

Summary of the 1st quarter of 2011

Ultrapar – Consolidated data	1Q11	1Q10	4Q10	Δ (%) 1Q11v1Q10	Δ (%) 1Q11v4Q10
Net sales and services	10,806	9,933	11,255	9%	(4%)
Gross profit	826	695	849	19%	(3%)
Operating profit	334	248	397	35%	(16%)
EBITDA	467	379	465	23%	0%
Net earnings¹	194	123	245	58%	(21%)
Earnings attributable to Ultrapar per share²	0.36	0.24	0.46	53%	(21%)
Amounts in R$ million (except for EPS)
¹ Under IFRS, net earnings include net earnings attributable to non-controlling shareholders.
2 Calculated based on the weighted average number of shares over the period, excluding shares held in treasury. Retroactively adjusted to reflect the 1:4 stock split approved in the Special Shareholders’ Meeting held on February 10th, 2011.

Ultragaz – Operational data	1Q11	1Q10	4Q10	Δ (%) 1Q11v1Q10	Δ (%) 1Q11v4Q10
Total volume (000 tons)	381	371	403	3%	(5%)
Bottled	260	257	280	1%	(7%)
Bulk	122	114	123	7%	(1%)

Ipiranga – Operational data	1Q11	1Q10	4Q10	Δ (%) 1Q11v1Q10	Δ (%) 1Q11v4Q10
Total volume (000 m³)	4,898	4,597	5,324	7%	(8%)
Diesel	2,587	2,488	2,846	4%	(9%)
Gasoline, ethanol and NGV	2,210	1,999	2,362	11%	(6%)
Other3	101	109	116	(7%)	(12%)
3 Fuel oils, kerosene, lubricants and greases.

Oxiteno – Operational data	1Q11	1Q10	4Q10	Δ (%) 1Q11v1Q10	Δ (%) 1Q11v4Q10
Total volume (000 tons)	156	164	170	(5%)	(8%)
Product mix
Specialty chemicals	150	152	158	(1%)	(5%)
Glycols	7	12	12	(45%)	(45%)
Geographical mix
Sales in Brazil	108	117	117	(7%)	(7%)
Sales outside Brazil	48	47	53	3%	(10%)

Ultracargo – Operational data	1Q11	1Q10	4Q10	Δ (%) 1Q11v1Q10	Δ (%) 1Q11v4Q10
Effective storage4 (000 m3)	534	535	528	0%	1%
4 Monthly average

3

Macroeconomic indicators	1Q11	1Q10	4Q10	Δ (%) 1Q11v1Q10	Δ (%) 1Q11v4Q10
Average exchange rate (R$/US$)	1.67	1.80	1.70	(7%)	(2%)
Brazilian interbank interest rate (CDI)	2.6%	2.0%	2.6%
Inflation in the period (IPCA)	2.4%	2.1%	2.2%

Highlights

➢
Ultrapar announces its new corporate governance structure – On April 4th, 2011, the Board of Directors of Ultrapar resolved to submit to the extraordinary shareholders' meeting (“Extraordinary Shareholders’ Meeting”) and to a special preferred shareholder’s meeting (“Preferred Shareholders’ Meeting”) a proposal to (i) convert any and all shares of preferred stock issued by the company into shares of common stock, on a 1-to-1 conversion ratio, (ii) amend the company’s current bylaws (Estatuto Social), modifying several of its provisions, aiming to strengthen the company’s corporate governance, and (iii) adhere to the Novo Mercado segment of BM&FBOVESPA.

The material proposed amendments to the bylaws are (i) mandatory tender offer to 100% of the company's shareholders in the event a shareholder, or a group of shareholders acting in concert, acquire or become holders of 20% of the company's shares, excluding treasury shares, (ii) minimum of 30% of independent members of the Board of Directors, and (iii) creation of audit and compensation committees, as ancillary bodies of the Board of Directors.

Additionally, there will not be any limitation on voting rights, special treatment to current shareholders, tender offers for a price above that of the acquisition of shares or any other poison pill provisions, thus assuring the effectiveness of a majority shareholders’ approval on all matters to be deliberated.

This resolution aims at bringing Ultrapar’s corporate governance into line with the company’s current stage and profile, and will enable higher investment capacity, growth, attraction and retention of talented professionals, value creation and longevity.

➢
Stages to implement the new corporate governance structure – Following the disclosure of the new corporate governance structure, Ultrapar started discussions with BM&FBOVESPA in order to obtain all necessary authorizations to list its shares on the Novo Mercado segment, including through the submission of the proposed amendments to its bylaws.

Once the listing and Ultrapar's amended bylaws are approved by BM&FBOVESPA, a company's Extraordinary Shareholders’ Meeting will be called to decide upon (a) the conversion of all shares of preferred stock issued by the company into shares of common stock, on a 1-to-1 conversion ratio, (b) the amendment of the company's bylaws, (c) the adherence of the company to the rules of the Novo Mercado listing segment of BM&FBOVESPA, and (d) the confirmation that the new provisions related to the rights of all company's shareholders in the event of a change in control are equivalent to those in the Ultra S.A. shareholders’ agreement of March 22nd, 2000, which will be terminated should such equivalence be recognized and approved. The effectiveness of the Extraordinary Shareholders’ Meeting resolutions will depend on the ratification by the Preferred Shareholders’ Meeting, to be held on the date of the Extraordinary Shareholders’ Meeting. The preferred shareholders who dissent from the resolutions above will have withdrawal rights considering their shareholdings as of the close of trading on April 4th, 2011. The Extraordinary Shareholders’ Meeting and the Preferred Shareholders’ Meeting are expected to be held within 60 to 90 days as from the date of the announcement of the material notice on April 4th, 2011.

4

Executive summary of the results

During the first quarter of 2011, economic indicators continued to reflect a growth in the level of economic activity, highlighting the 8.5% growth in the retail industry, slowing, on the other hand, the growth pace verified in 2010, mainly as an effect of measures adopted to control inflation, particularly the successive increases in the SELIC interest rate, currently at 12% per annum. The first quarter was also marked by a record inflow of funds to Brazil, notably foreign loans, which led the dollar to end the quarter at R$ 1.63/US$. In the international environment, conflicts in oil-producing regions led to further increases in international oil prices, which ended the quarter at US$ 114/barrel, a 44% increase over the price on March 31st, 2010.

In 1Q11, Ultragaz's sales volume grew by 3% compared with 1Q10, mainly as a result of the growth in the bulk segment, on the back of the higher level of economic activity and the investments made to capture new clients. Ultragaz’s EBITDA reached R$ 73 million in the quarter, up 2% over 1Q10.

At Ipiranga, the continued expansion of the light vehicle fleet and the growth of the Brazilian economy, combined with the investments for the network expansion, resulted in a 7% increase in the fuel sales volume in 1Q11 over 1Q10. Ipiranga’s EBITDA in 1Q11 amounted to R$ 286 million, up 10% over 1Q10, resulting in an EBITDA margin of R$ 58/m3, higher than the R$ 57/m3 EBITDA margin for 1Q10.

Oxiteno reported sales volume of 156 thousand tons, a 5% decrease in comparison with the 1Q10 volume, mainly as a result of unplanned stoppages at the Camaçari petrochemical complex. Oxiteno’s EBITDA amounted to R$ 74 million in 1Q11, a strong 96% increase over 1Q10, as a result of the recovery in margins during the last 12 months and the improved sales mix.

In 1Q11, Ultracargo’s average storage remained stable in relation to 1Q10, due to a decrease in the handling of ethanol, as a result of a shortage in the supply of this product, and to the stoppages at the Camaçari petrochemical complex, which affected the handling of chemicals at the Aratu terminal, both offset by the growth in other terminals. Ultracargo’s EBITDA totaled R$ 28 million in 1Q11, down 6% from 1Q10, as a result of the sale of the in-house logistics, solid bulk storage and road transportation businesses on July 1st, 2010.

Ultrapar’s consolidated EBITDA totaled R$ 467 million in 1Q11, up 23% over 1Q10, due to the EBITDA growth in Ultragaz, Ipiranga, and Oxiteno. Net earnings for 1Q11 reached R$ 194 million, up 58% over 1Q10, mainly as a result of the EBITDA growth.

Operational performance

Ultragaz – In 1Q11, Ultragaz’s sales volume reached 381 thousand tons, up 3% over 1Q10. In the bottled segment, Ultragaz’s sales volume increased by 1% over 1Q10. In the bulk segment, sales volume grew by 7%, due to the increased economic activity and the investments made to capture new clients. Compared with 4Q10, sales volume decreased by 5%, as a result of seasonality between periods.

5

Ipiranga – Ipiranga’s sales volume totaled 4,898 thousand cubic meters in 1Q11, up 7% over 1Q10. In 1Q11, the sales volume of fuels for light vehicles grew by 11%, as a consequence of the estimated 8% growth in the light vehicle fleet and the investments made to expand its network. The diesel volume grew by 4%, on the back of the growth of the Brazilian economy. Compared with 4Q10, sales volume decreased by 8%, as a result of seasonality between periods, with reduction in diesel and ethanol volumes partially offset by a 3% growth in gasoline volumes, which reflects the lower availability and competitiveness of ethanol in 1Q11.

Oxiteno – Oxiteno’s sales volume totaled 156 thousand tons, down 5% (7 thousand tons) from 1Q10, mainly as a result of unplanned stoppages at the Camaçari petrochemical complex, due to a power outage in the Northeast region in early 2011. In the Brazilian market, sales volume decreased by 7% (9 thousand tons), as a consequence of the unplanned stoppages in the Camaçari petrochemical complex, partially offset by a growth in the cosmetics and detergents segment, which allowed an improved sales mix during this period. Sales volume outside Brazil grew by 3% (1 thousand ton) as a result of increased volumes sold by Oxiteno Mexico and Oxiteno Andina. Compared with 4Q10, sales volume decreased by 8% (14 thousand tons), as a result of seasonality between periods and the stoppages.

Ultracargo – In 1Q11, Ultracargo’s average storage remained stable in relation to 1Q10 and 4Q10, due to a decrease in the handling of ethanol, as a result of a shortage in the supply of this product, and to the stoppages at the Camaçari petrochemical complex, which affected the handling of chemicals at the Aratu terminal, both offset by the growth in other terminals.

6

Economic-financial performance

Net sales and services – Ultrapar’s consolidated net sales and services amounted to R$ 10,806 million in 1Q11, up 9% over 1Q10, as a consequence of the sales growth in Ultragaz, Ipiranga, and Oxiteno. Compared with 4Q10, Ultrapar’s net sales and services decreased by 4%, as a result of seasonality between periods.

1 Reported amounts, including non-recurring items

Ultragaz – Ultragaz’s net sales and services amounted to R$ 866 million in 1Q11, up 3% over 1Q10, in line with the variation in the volume sold. Compared with 4Q10, net sales and services decreased by 6%, as a result of a seasonally lower volume.

Ipiranga – Ipiranga’s net sales and services amounted to R$ 9,333 million in 1Q11, up 9% from net sales and services for 1Q10, mainly as a consequence of increased sales volume and higher ethanol costs, due to the lower product availability. Compared with 4Q10, Ipiranga’s net sales and services decreased by 4%, as a result of a seasonally lower volume, partially offset by the increase in biodiesel and ethanol costs and by an increased share of gasoline in the sales mix.

Oxiteno – Oxiteno’s net sales and services totaled R$ 548 million in 1Q11, up 16% over 1Q10, despite the 7% stronger Real and the 5% lower volume, as a consequence of the recovery in average prices in dollar during the last 12 months and of an improved sales mix in 1Q11. Compared with 4Q10, net sales and services increased by 5%, mainly as a consequence of increased average prices in dollar and of an improved sales mix, despite the reduction in sales volume and a stronger Real.

7

Ultracargo – Ultracargo’s net sales and services totaled R$ 62 million in 1Q11, down 25% from 1Q10, as a consequence of the sale of in-house logistics, solid bulk storage and road transportation businesses. Compared with 4Q10, net sales and services increased by 5%, as a consequence of an improved sales mix, with higher share of handling of chemicals, and of the increased effective storage.

Cost of goods sold – Ultrapar’s cost of goods sold amounted to R$ 9,980 million in 1Q11, up 8% over 1Q10, as a result of the higher cost of goods sold in Ultragaz, Ipiranga, and Oxiteno. Compared with 4Q10, Ultrapar’s cost of goods sold decreased by 4%, as a result of seasonality between periods.

Ultragaz – Ultragaz’s cost of goods sold amounted to R$ 736 million in 1Q11, up 3% over 1Q10, in line with the higher volume sold. Compared with 4Q10, the cost of goods sold decreased by 6%, mainly as a result of a seasonally lower volume.

Ipiranga – Ipiranga’s cost of goods sold amounted to R$ 8,809 million in 1Q11, up 8% over 1Q10, mainly as a result of the growth in sales volume and the increase in ethanol costs, due to the lower availability of this product. Compared with 4Q10, Ipiranga’s cost of goods sold decreased by 4%, mainly as a result of a seasonally lower volume, partially offset by the increase in biodiesel and ethanol costs and by an increased share of gasoline in the sales mix.

Oxiteno – Oxiteno’s cost of goods sold in 1Q11 amounted to R$ 418 million, up 6% from 1Q10, as a result of the 18% increase in variable unit costs in dollars, partially offset by a 5% decrease in sales volume and a 7% stronger Real. Compared with 4Q10, the cost of goods sold remained stable, with the variation in variable unit costs in dollars offset by a reduction in volume sold and a stronger Real.

Ultracargo – Ultracargo’s cost of services provided amounted to R$ 26 million in 1Q11, down 36% from 1Q10, due to the effect of the sale of the in-house logistics, solid bulk storage and road transportation businesses. Compared with 4Q10, cost of services provided increased by 2%, following the volume progression.

Sales, general and administrative expenses – Sales, general and administrative expenses of Ultrapar reached R$ 503 million in 1Q11, up 11% over 1Q10. Compared with 4Q10, Ultrapar’s sales, general and administrative expenses decreased by 3%.

Ultragaz – Ultragaz’s sales, general and administrative expenses amounted to R$ 85 million in 1Q11, down 2% from 1Q10, despite a 3% growth in volumes sold and the effects of inflation on expenses, as a consequence of a higher variable compensation in 1Q10. Compared with 4Q10, Ultragaz’s sales, general and administrative expenses decreased by 16%, mainly as a result of a seasonally lower volume and the variable compensation.

Ipiranga – Ipiranga’s sales, general and administrative expenses totaled R$ 321 million in 1Q11, up 17% over 1Q10, due to the higher volume sold, the inflation on expenses, the higher variable compensation, in line with the earnings progression, and expansion projects. Compared with 4Q10, Ipiranga's sales, general and administrative expenses remained stable.

Oxiteno – Oxiteno’s sales, general and administrative expenses totaled R$ 80 million in 1Q11, up 24% over 1Q10, due to the effects of inflation on expenses and a higher variable compensation, in line with the earnings progression. Compared with 4Q10, Oxiteno’s sales, general and administrative expenses remained practically stable.

Ultracargo – Ultracargo’s sales, general and administrative expenses totaled R$ 15 million in 1Q11, down 21% from 1Q10, mainly due to the effect of the sale of the in-house logistics, solid bulk storage and road transportation businesses. Compared with 4Q10, sales, general and administrative expenses decreased by 6%, as a result of a higher variable compensation in 4Q10.

8

EBITDA – Ultrapar’s EBITDA amounted to R$ 467 million in 1Q11, up 23% over 1Q10, due to the EBITDA growth in Ultragaz, Ipiranga, and Oxiteno, and in line with 4Q10.

1 Reported amounts, including non-recurring items

Ultragaz – Ultragaz’s EBITDA amounted to R$ 73 million in 1Q11, up 2% over 1Q10, mainly as a result of the higher volume sold. Compared with 4Q10, Ultragaz’s EBITDA increased by 28%, mainly as a result of others operational expenses with studies and projects in the amount of R$ 12 million in 4Q10.

Ipiranga – Ipiranga’s EBITDA amounted to R$ 286 million in 1Q11, up 10% over 1Q10, mainly on the back of higher sales volume, improved sales mix and margin recovery. Compared with 4Q10, Ipiranga’s EBITDA decreased by 11%, as a result of seasonally lower volume, partially offset by the above-mentioned factors.

Oxiteno – Oxiteno’s EBITDA totaled R$ 74 million in 1Q11, up 96% over 1Q10, as a result of the recovery in margins during the last 12 months and an improved sales mix in 1Q11, elements which offset the effects from (i) a 5% decrease in sales volume as a result of unplanned stoppages at the Camaçari petrochemical complex and (ii) a 7% stronger Real. Compared with 4Q10, Oxiteno’s EBITDA increased by 38%, despite the seasonally lower volume, mainly on the back of the margin recovery and an improved sales mix in 1Q11.

Ultracargo – Ultracargo’s EBITDA amounted to R$ 28 million in 1Q11, down 6% from 1Q10, mainly as a result of the effects from the sale of the in-house logistics, solid bulk storage and road transportation businesses in July 2010. Compared with 4Q10, Ultracargo’s EBITDA increased by 14%, mainly as a consequence of the improved product mix, with higher share of handling of chemicals.

Depreciation and amortization – Total depreciation and amortization costs and expenses in 1Q11 amounted to R$ 136 million, up 3% over 1Q10 and down 1% from 4Q10.

Income from sale of assets – In 1Q11, Ultrapar recorded an income from sale of assets in the amount of R$ 3 million, mainly from the sale of fixed assets. Compared with 4Q10, income from sale of assets decreased by R$ 67 million, as a result of the sale of fixed assets and the receipt related to Maxfácil in 4Q10.

Financial result – Ultrapar reported R$ 66 million of net financial expense in 1Q11, down R$ 7 million compared to net financial expense in 1Q10, mainly as a result of a lower cost of debt. Compared with 4Q10, net financial expense increased by R$ 2 million. The net debt to EBITDA ratio for the last 12 months decreased from 1.7 times at the end of 1Q10 to 1.4 times at the end of 1Q11.

Net earnings – Ultrapar’s consolidated net earnings in 1Q11 amounted to R$ 194 million, up 58% over 1Q10, due to the EBITDA growth and lower net financial expense. Compared with 4Q10, net earnings decreased by 21%, mainly as a result of the higher income from sale of assets in 4Q10.

9

Investments – Total investments, net of disposals and repayments, amounted to R$ 214 million in 1Q11, allocated as follows:

•	At Ultragaz, R$ 50 million were invested, directed mainly to new clients in the bulk segment, expansion and modernization projects at bottling facilities and renewal of LPG bottles.

•
At Ipiranga, R$ 102 million were invested, mainly in (i) conversion of unbranded service stations and new service stations, (ii) renewal of the distribution network and (iii) expansion of storage capacity. Of the total amounted invested, R$ 97 million were related to additions to property, plant and equipment and intangible assets, of which R$ 30 million were invested in the acquisition of a new distribution terminal in Porto Velho, and R$ 6 million were related to financing to clients, net of repayments.

•	At Oxiteno, R$ 21 million were invested, mainly concentrated on the project to expand the ethylene oxide production capacity in Camaçari and on the maintenance of its production plants.

•	Ultracargo invested R$ 11 million, directed mainly to the expansion in the terminals of Suape (30 thousand m3) and Santos (46 thousand m3) and in the maintenance of its terminals.

R$ million	1Q11
Additions to fixed and intangible assets1
Ultragaz	50
Ipiranga	97
Oxiteno	21
Ultracargo	11
Total – additions to fixed and intangible assets1	183
Financing to clients2 – Ipiranga	6
Acquisition (disposal) of equity interest	26
Total investments, net of disposals and repayments	214

¹ Includes the consolidation of Serma
² Financing to clients is included as working capital in the Cash Flow Statement

10

Ultrapar in the capital markets

Ultrapar’s average daily trading volume in 1Q11 was R$ 33 million, 2% higher than the daily average of R$ 32 million in 1Q10, considering the combined trading on the BM&FBOVESPA and the NYSE. Ultrapar’s share price closed 1Q11 quoted at R$ 27.03/share on the BM&FBOVESPA, with an accumulated appreciation of 3% in the quarter and 26% over the last 12 months. During the same periods, the Ibovespa index depreciated by 1% and 3%, respectively. At the NYSE, Ultrapar’s shares appreciated by 5% in 1Q11 and 40% over the last 12 months, while the Dow Jones index appreciated by 6% in 1Q11 and 13% over the last 12 months. Ultrapar closed 1Q11 with a market value of R$ 15 billion, up 26% over 1Q10.

Outlook

We continue to benefit from the growth of the Brazilian economy and from the maturing process of the investments made in our businesses. Ultragaz, which in recent years has reported strong growth in its results, will continue to benefit from good market growth outlook in the bulk segment, mainly on the back of the investments to capture new clients. At Ipiranga, in addition to the positive effects of the economic growth, the continued expansion of the light vehicle fleet and the investments made to expand the distribution network, with a focus on the North, Northeast and Midwest regions, will sustain the solid growth of its volume of fuels. At Oxiteno, the process of completing an important investment cycle, which resulted in an increased specialty chemicals production capacity, will allow an improved sales mix. Ultracargo will continue to reap benefits from the growing demand for logistics infrastructure in Brazil and from the investments underway for expansion of the capacity of its terminals.

In addition, the new corporate governance structure, which allows a strengthening of the alignment of interests and professional management, reinforces Ultrapar’s investment capacity, allowing the endurance of the company’s growth.

11

Forthcoming events

Conference call / Webcast: May 13th, 2011

Ultrapar will be holding a conference call for analysts on May 13th, 2011 to comment on the company's performance in the first quarter of 2011 and outlook. The presentation will be available for download on the company's website 30 minutes prior to the conference call.

Brazilian: 10:00 a.m. (US EST)
Telephone for connection: +55 11 2188 0155
Code: Ultrapar

International: 11:30 p.m. (US EST)
Participants in the US: 1 877 317 6776
Participants in Brazil: 0800 891 0015
Participants in other countries: +1 412 317 6776
Code: Ultrapar

WEBCAST live via Internet at www.ultra.com.br. Please connect 15 minutes in advance.

This document may contain forecasts of future events. Such predictions merely reflect the expectations of the Company's management. Words such as: "believe", "expect", "plan", "strategy", "prospects", "envisage", "estimate", "forecast", "anticipate", "may" and other words with similar meaning are intended as preliminary declarations regarding expectations and future forecasts. Such declarations are subject to risks and uncertainties, anticipated by the Company or otherwise, which could mean that the reported results turn out to be significantly different from those forecasts. Therefore, the reader should not base investment decisions solely on these estimates.

12

Operational and market information

Financial focus	1Q11	1Q10	4Q10
EBITDA margin Ultrapar	4.3%	3.8%	4.1%
Net margin Ultrapar	1.8%	1.2%	2.2%
Focus on human resources	1Q11	1Q10	4Q10
Number of employees – Ultrapar	8,916	9,397	8,883
Number of employees – Ultragaz	4,092	4,010	4,104
Number of employees – Ipiranga	2,339	2,293	2,326
Number of employees – Oxiteno	1,601	1,524	1,565
Number of employees – Ultracargo	551	1,245	546
Focus on capital markets1	1Q11	1Q10	4Q10
Number of shares (000)	544,384	544,384	544,384
Market capitalization2 – R$ million	14,357	11,303	14,184
BM&FBOVESPA1	1Q11	1Q10	4Q10
Average daily volume (shares)	919,897	1,204,240	795,967
Average daily volume (R$ 000)	24,225	24,975	20,694
Average share price (R$/share)	26.3	20.7	26.0
NYSE1	1Q11	1Q10	4Q10
Quantity of ADRs3 (000 ADRs)	55,196	52,109	55,504
Average daily volume (ADRs)	323,898	346,000	372,607
Average daily volume (US$ 000)	5,148	3,992	5,750
Average share price (US$/ADR)	15.9	11.5	15.4
Total1	1Q11	1Q10	4Q10
Average daily volume (shares)	1,243,795	1,550,240	1,168,574
Average daily volume (R$ 000)	32,802	32,188	30,447

All financial information is presented according to the accounting principles laid down in the Brazilian Corporate Law. All figures are expressed in Brazilian Reais, except for the amounts on page 21, which are expressed in US dollars and were obtained using the average exchange rate (commercial dollar rate) for the corresponding periods.

For additional information, please contact:

Investor Relations - Ultrapar Participações S.A.
+55 11 3177 7014
invest@ultra.com.br
www.ultra.com.br

1	Information retroactively adjusted to reflect the 1:4 stock split approved in the Special Shareholders’ Meeting held on February 10th, 2011.
2	Calculated based on the weighted average price in the period.
3	1 ADR = 1 preferred share

13

ULTRAPAR
CONSOLIDATED BALANCE SHEET
In millions of Reais - IFRS

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2011	2010	2010
ASSETS
Cash and financial investments	2,792.6	1,911.9	3,200.6
Trade accounts receivable	1,738.4	1,589.0	1,715.7
Inventories	1,258.5	1,012.0	1,133.5
Taxes	326.8	310.5	354.3
Other	74.1	81.5	53.3
Total Current Assets	6,190.4	4,904.9	6,457.5
Investments	15.5	14.8	15.3
Property, plant and equipment and intangibles	5,365.9	5,063.9	5,349.3
Financial investments	7.9	7.2	19.8
Trade accounts receivable	99.2	75.6	96.7
Deferred income tax	575.0	675.3	564.4
Escrow deposits	394.2	323.8	380.7
Other	149.7	123.1	106.2
Total Non-Current Assets	6,607.4	6,283.7	6,532.4
TOTAL ASSETS	12,797.9	11,188.6	12,989.8
LIABILITIES
Loans, financing and debenturers	1,338.0	754.4	820.5
Suppliers	876.8	667.6	941.2
Payroll and related charges	190.6	133.1	228.2
Taxes	218.1	196.3	234.7
Other	104.4	90.5	293.4
Total Current Liabilities	2,727.9	1,841.8	2,517.9
Loans, financing and debenturers	4,015.9	3,705.9	4,575.5
Provision for contingencies	488.8	527.2	470.5
Post-retirement benefits	92.4	90.1	93.2
Other	168.3	135.4	157.1
Total Non-Current Liabilities	4,765.5	4,458.6	5,296.3
TOTAL LIABILITIES	7,493.5	6,300.4	7,814.3
STOCKHOLDERS' EQUITY
Capital	3,696.8	3,696.8	3,696.8
Reserves	1,529.1	1,281.2	1,529.2
Treasury shares	(120.0)	(123.7)	(120.0)
Others	174.9	13.5	47.3
Non-controlling interest	23.6	20.5	22.3
TOTAL STOCKHOLDERS' EQUITY	5,304.4	4,888.2	5,175.6
TOTAL LIAB. AND STOCKHOLDERS' EQUITY	12,797.9	11,188.6	12,989.8
Cash and financial investments	2,800.5	1,919.1	3,220.4
Debt	5,354.0	4,460.2	5,396.0
Net cash (debt)	(2,553.5)	(2,541.1)	(2,175.7)

14

ULTRAPAR
CONSOLIDATED INCOME STATEMENT
In millions of Reais (except per share data) - IFRS

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2011	2010	2010
Net sales and services	10,806.1	9,933.4	11,255.1
Cost of sales and services	(9,980.4)	(9,238.1)	(10,406.2)
Gross profit	825.7	695.3	849.0
Operating expenses
Selling	(310.3)	(279.3)	(303.5)
General and administrative	(192.7)	(175.9)	(217.4)
Other operating income (expenses), net	8.6	7.1	(1.0)
Income from sale of assets	2.7	0.4	69.7
Operating income	334.0	247.7	396.8
Financial results
Financial income	85.6	48.3	81.8
Financial expenses	(152.0)	(121.6)	(146.2)
Equity in earnings (losses) of affiliates	0.1	0.0	0.2
Income before income and social contribution taxes	267.7	174.4	332.5
Provision for income and social contribution taxes
Current	(61.1)	(30.9)	(59.2)
Deferred	(20.3)	(27.8)	(34.6)
Benefit of tax holidays	7.9	7.1	6.3
Net Income	194.2	122.9	245.0
Net income attributable to:
Shareholders of Ultrapar	193.0	126.0	244.7
Non-controlling shareholders of the subsidiaries	1.2	(3.2)	0.3
EBITDA	467.1	379.1	464.9
Depreciation and amortization	135.9	131.9	137.8
Total investments, net of disposals and repayments	213.8	204.5	270.2
RATIOS
Earnings per share - R$	0.36	0.24	0.46
Net debt / Stockholders' equity	0.48	0.52	0.42
Net debt / LTM EBITDA	1.37	1.67	1.22
Net interest expense / EBITDA	0.14	0.19	0.14
Gross margin	7.6%	7.0%	7.5%
Operating margin	3.1%	2.5%	3.5%
EBITDA margin	4.3%	3.8%	4.1%
1st QUARTER OF 2011

15

ULTRAPAR
CONSOLIDATED CASH FLOW STATEMENT
In millions of Reais - IFRS

	JAN - MAR
	2011	2010
Cash Flows from operating activities	201.2	75.9
Net income	194.2	122.9
Depreciation and amortization	135.9	131.9
Working capital	(233.5)	(281.7)
Financial expenses (A)	123.6	91.0
Deferred income and social contribution taxes	20.3	27.8
Income from sale of assets	(2.7)	(0.4)
Other (B)	(36.6)	(15.6)
Cash Flows from investing activities	(208.0)	(208.2)
Additions to fixed and intangible assets, net of disposals	(182.5)	(208.2)
Acquisition and sale of equity investments	(25.5)	-
Cash Flows from (used in) financing activities	(413.1)	(283.6)
Debt raising	135.5	1,048.1
Amortization of debt	(297.8)	(1,155.4)
Related companies	-	(1.8)
Dividends paid (C)	(250.8)	(163.1)
Other (D)	-	(11.4)
Net increase (decrease) in cash and cash equivalents	(419.9)	(415.8)
Cash and cash equivalents at the beginning of the period (E)	3,220.4	2,334.9
Cash and cash equivalents at the end of the period (E)	2,800.5	1,919.1
Supplemental disclosure of cash flow information
Cash paid for interest (F)	39.2	117.9
Cash paid for income and social contribution taxes (G)	17.6	15.2

(A)
Comprised of interest and exchange rate and inflationary variation expenses on loans and financing. Does not include revenues from interest and exchange rate and inflationary variation on cash equivalents.

(B)	Comprised mainly of noncurrent assets and liabilities variations net.
(C)	Includes dividends paid by Ultrapar and its subsidiaries to third parties.
(D)	Non-controlling interest portion in the capital reduction of Utingás, in which Ultragaz holds a 56% stake.
(E)	Includes long term financial investments.
(F)	Included in cash flow from (used in) financing activities.
(G)	Included in cash flow from (used in) operating activities.

16

ULTRAGAZ
CONSOLIDATED INVESTED CAPITAL
In millions of Reais - IFRS

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2011	2010	2010
OPERATING ASSETS
Trade accounts receivable	170.0	169.2	160.3
Trade accounts receivable - noncurrent portion	23.5	29.7	24.3
Inventories	39.1	38.7	46.7
Taxes	14.4	5.4	12.2
Escrow deposits	99.1	86.1	95.8
Other	22.6	28.1	22.7
Property, plant and equipment and intangibles	578.9	531.5	557.0
TOTAL OPERATING ASSETS	947.6	888.8	919.0
OPERATING LIABILITIES
Suppliers	30.1	26.1	36.8
Payroll and related charges	60.2	49.9	79.7
Taxes	6.9	5.3	6.8
Provision for contingencies	45.1	49.2	42.8
Other accounts payable	6.8	7.5	6.4
TOTAL OPERATING LIABILITIES	149.1	138.0	172.5

ULTRAGAZ
CONSOLIDATED INCOME STATEMENT
In millions of Reais - IFRS

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2011	2010	2010
Net sales	866.4	841.6	921.8
Cost of sales and services	(736.0)	(715.0)	(781.2)
Gross profit	130.4	126.6	140.6
Operating expenses
Selling	(59.4)	(58.1)	(68.3)
General and administrative	(25.5)	(28.7)	(32.5)
Other operating income (expenses), net	(0.3)	(0.5)	(12.3)
Operating income1	45.2	39.4	27.6
EBITDA	72.6	70.9	56.6
Depreciation and amortization	27.3	31.5	29.0
RATIOS
Gross margin (R$/ton)	342	342	349
Operating margin (R$/ton)	119	106	68
EBITDA margin (R$/ton)	190	191	140

1 Before income from sale of assets

17

IPIRANGA
CONSOLIDATED BALANCE SHEET
In millions of Reais - IFRS

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2011	2010	2010
OPERATING ASSETS
Trade accounts receivable	1,175.8	1,084.9	1,203.6
Trade accounts receivable - noncurrent portion	75.3	45.6	72.0
Inventories	791.8	667.0	717.4
Taxes	126.7	122.1	128.7
Other	140.0	142.0	120.2
Property, plant and equipment and intangibles	2,242.3	2,030.5	2,244.6
TOTAL OPERATING ASSETS	4,551.8	4,092.1	4,486.5
OPERATING LIABILITIES
Suppliers	722.4	539.9	775.0
Payroll and related charges	59.2	37.8	71.6
Post-retirement benefits	86.0	86.6	86.0
Taxes	102.2	120.6	120.7
Provision for contingencies	205.8	288.9	204.5
Other accounts payable	126.2	115.9	135.4
TOTAL OPERATING LIABILITIES	1,301.7	1,189.7	1,393.2

IPIRANGA
CONSOLIDATED INCOME STATEMENT
In millions of Reais - IFRS

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2011	2010	2010
Net sales	9,333.4	8,565.4	9,754.6
Cost of sales and services	(8,808.6)	(8,124.2)	(9,194.8)
Gross profit	524.8	441.2	559.8
Operating expenses
Selling	(212.9)	(186.1)	(196.8)
General and administrative	(108.1)	(98.8)	(122.2)
Other operating income (expenses), net	8.3	6.6	10.0
Operating income1	212.1	162.9	250.9
EBITDA	286.5	227.7	321.4
Depreciation and amortization	74.4	64.8	70.5
RATIOS
Gross margin (R$/m3)	107	96	105
Operating margin (R$/m3)	43	35	47
EBITDA margin (R$/m3)	58	50	60

1 Before income from sale of assets

18

1st QUARTER OF 2011
OXITENO
CONSOLIDATED BALANCE SHEET
In millions of Reais - IFRS

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2011	2010	2010
OPERATING ASSETS
Trade accounts receivable	370.8	304.2	328.8
Inventories	418.7	280.4	345.6
Taxes	112.0	114.6	111.0
Other	74.0	59.9	71.9
Property, plant and equipment and intangibles	1,556.6	1,520.0	1,564.3
TOTAL OPERATING ASSETS	2,532.1	2,279.1	2,421.6
OPERATING LIABILITIES
Suppliers	112.5	91.0	108.9
Payroll and related charges	54.4	27.1	58.5
Taxes	24.9	20.5	19.8
Provision for contingencies	67.8	51.6	63.5
Other accounts payable	6.6	5.1	8.7
TOTAL OPERATING LIABILITIES	266.1	195.3	259.3

OXITENO
CONSOLIDATED INCOME STATEMENT
In millions of Reais - IFRS

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2011	2010	2010
Net sales	548.3	471.9	524.1
Cost of goods sold
Variable	(343.0)	(328.9)	(341.1)
Fixed	(52.4)	(42.0)	(50.4)
Depreciation and amortization	(22.4)	(24.1)	(27.0)
Gross profit	130.5	76.8	105.6
Operating expenses
Selling	(35.7)	(33.9)	(36.8)
General and administrative	(44.1)	(30.5)	(43.7)
Other operating income (expenses), net	(0.8)	0.0	0.2
Operating income1	49.9	12.5	25.2
EBITDA	74.5	38.0	53.9
Depreciation and amortization	24.6	25.5	28.7
RATIOS
Gross margin (R$/ton)	835	469	621
Operating margin (R$/ton)	319	76	149
EBITDA margin (R$/ton)	476	232	317

1 Before income from sale of assets

19

ULTRACARGO
CONSOLIDATED BALANCE SHEET
In millions of Reais - IFRS

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2011	2010	2010
OPERATING ASSETS
Trade accounts receivable	21.6	26.9	15.4
Inventories	1.4	2.4	1.4
Taxes	6.6	6.4	6.8
Other	12.9	18.0	10.2
Property, plant and equipment and intangibles	681.6	684.4	678.1
TOTAL OPERATING ASSETS	724.1	738.2	711.8
OPERATING LIABILITIES
Suppliers	9.9	14.8	15.2
Payroll and related charges	13.8	15.9	14.5
Taxes	4.3	2.9	3.8
Provision for contingencies	12.9	3.8	12.6
Other accounts payable¹	40.2	34.7	35.3
TOTAL OPERATING LIABILITIES	81.1	72.2	81.5

¹ Includes the long term obligations with clients account

ULTRACARGO
CONSOLIDATED INCOME STATEMENT
In millions of Reais - IFRS

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2011	2010	2010
Net sales	61.9	82.5	59.2
Cost of sales and services	(26.3)	(41.1)	(25.9)
Gross profit	35.6	41.4	33.3
Operating expenses
Selling	(1.8)	(0.7)	(1.4)
General and administrative	(13.6)	(18.9)	(15.0)
Other operating income (expenses), net	1.3	0.9	1.1
Operating income1	21.4	22.7	18.0
EBITDA	28.5	30.4	25.0
Depreciation and amortization	7.1	7.7	6.9
RATIOS
Gross margin	57%	50%	56%
Operating margin	35%	28%	30%
EBITDA margin	46%	37%	42%

1 Before income from sale of assets

20

ULTRAPAR
CONSOLIDATED INCOME STATEMENT
In millions of US dollars except where otherwise mentioned - IFRS

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2011	2010	2010
Net sales
Ultrapar	6,481.0	5,511.1	6,633.4
Ultragaz	519.6	466.9	543.3
Ipiranga	5,597.8	4,752.1	5,749.0
Oxiteno	328.8	261.8	308.9
Ultracargo	37.1	45.8	34.9
EBITDA
Ultrapar	280.2	210.4	274.0
Ultragaz	43.5	39.3	33.4
Ipiranga	171.8	126.3	189.4
Oxiteno	44.7	21.1	31.8
Ultracargo	17.1	16.9	14.7
Operating income
Ultrapar	200.3	137.4	233.8
Ultragaz1	27.1	21.8	16.2
Ipiranga1	127.2	90.4	147.9
Oxiteno1	29.9	6.9	14.9
Ultracargo1	12.8	12.6	10.6
EBITDA margin
Ultrapar	4%	4%	4%
Ultragaz	8%	8%	6%
Ipiranga	3%	3%	3%
Oxiteno	14%	8%	10%
Ultracargo	46%	37%	42%
EBITDA margin / volume
Ultragaz (US$/ton)	114	106	83
Ipiranga (US$/m3)	35	27	36
Oxiteno (US$/ton)	286	129	187
Net income
Ultrapar	116.5	68.2	144.4
Net income / share (US$)	0.22	0.13	0.27

1 Before income from sale of assets

21

ULTRAPAR PARTICIPAÇÕES S/A
LOANS
In millions of Reais - Accounting practices adopted in Brazil

LOANS	Balance in March/2011
	Ultragaz	Oxiteno	Ultracargo	Ipiranga	Ultrapar Parent Company / Other	Ultrapar Consolidated	Index/ Currency	Weighted average interest rate (% p.y.)¹	Maturity
Foreign Currency
Notes	411.6	-	-	-	-	411.6	US$	7.2	2015
Syndicated loan	-	98.0	-	-	-	98.0	US$ + LIBOR	1.2	2011
BNDES	19.0	36.3	0.3	7.7	-	63.3	US$	6.0	2011 to 2017
Advances on foreign exchange contracts	-	61.7	-	-	-	61.7	US$	1.5	< 340 days
Foreign currency advances delivered	-	44.2	-	-	-	44.2	US$	1.3	< 123 days
Financial institutions	-	18.3	-	-	-	18.3	MX$ + TIIE	2.5	2011 to 2014
Financial institutions - RPR	-	-	-	-	6.6	6.6	US$	1.6	2011
Financial institutions	-	6.6	-	-	-	6.6	US$ + LIBOR	2.1	2011
Import Financing (FINIMP)	-	-	0.8	-	-	0.8	US$	7.0	2012
Financial institutions	-	0.0	-	-	-	0.02	BS	28.0	2013
BNDES	0.0	-	-	-	-	0.002	UMBNDES	7.5	2011
Subtotal	430.6	265.1	1.1	7.7	6.6	711.0
Local Currency
Banco do Brasil ²	-	-	-	1,946.0	-	1,946.0	R$	11.8	2012 to 2015
Debentures	-	-	-	-	1,232.4	1,232.4	CDI	108.5	2012
BNDES	301.4	453.7	112.7	199.9	-	1,067.6	TJLP	3.6	2011 to 2019
Banco do Nordeste do Brasil	-	96.0	-	-	-	96.0	R$	8.5	2018
Loan - MaxFácil	-	-	-	79.4	-	79.4	CDI	100.0	2012
BNDES	10.3	40.9	0.3	12.6	0.3	64.5	R$	5.9	2011 to 2021
Research and projects financing (FINEP)	-	56.5	-	-	-	56.5	TJLP	0.6	2013 to 2014
Debentures - RPR	-	-	-	-	17.3	17.3	CDI	118.0	2014
Agency for Financing Machinery and Equipment (FINAME)	-	0.03	-	4.7	-	4.7	TJLP	2.8	2011 to 2013
Financial leasing fixed rate	-	-	-	0.6	1.4	2.0	R$	14.9	2011 to 2014
Financial leasing floating rate	-	-	-	1.8	-	1.8	CDI	1.7	2011
Others	-	-	-	0.3	-	0.3	CDI	1.8	2011
Subtotal	311.7	647.2	113.1	2,245.3	1,251.4	4,568.6
Unrealized losses on swaps transactions	2.2	59.4	-	12.4	0.4	74.4
Total	744.5	971.7	114.1	2,265.3	1,258.3	5,354.0
Composition per annum
Up to 1 year	160.9	511.0	35.3	585.9	44.9	1,338.0
From 1 to 2 years	113.5	187.8	33.9	667.5	1,198.3	2,201.0
From 2 to 3 years	27.3	105.5	17.3	334.8	8.6	493.5
From 3 to 4 years	18.7	62.9	14.1	336.3	6.3	438.3
From 4 to 5 years	419.0	48.5	8.3	335.9	0.04	811.8
Thereafter	5.1	56.0	5.2	4.9	0.2	71.3
Total	744.5	971.7	114.1	2,265.3	1,258.3	5,354.0
TIIE = Interbank Interest Rate Even / UMBNDES = BNDES Basket of Currencies / CDI = interbank deposit rate / BS = Bolivar Forte from Venezuela
	Balance in March/2011
					Ultrapar Parent	Ultrapar
	Ultragaz	Oxiteno	Ultracargo	Ipiranga	Company / Other	Consolidated
CASH AND LONG TERM INVESTMENTS	322.7	380.8	189.5	1,654.2	253.2	2,800.5

¹ Some loans have hedging against foreign currency exposure and interest rate (see note 20 to financial statements).
² For this loan, a hedging instrument was hired with the objective of swapping the fixed to floating rate, equivalent to 99% of CDI on average.

22

Item 3
ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001- 39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS (04/2011)

Date, Time and Location:
May 11th, 2011, at 2:30 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, nr 1343, 9th floor, in the City and State of São Paulo (the “Company”).

Attendance:
Members of the Board of Directors and member of the Fiscal Council, duly signed.

Decisions:

1.
Approved the election, pursuant to the first paragraph of Article 17 of the Company’s bylaws, for Chairman of the Board of Directors, of the Board member PAULO GUILHERME AGUIAR CUNHA, Brazilian, married, engineer, holder of identity card RG nr 4.554.607/SSP-SP and registered under CPF/MF nr 008.255.498-68, and for Vice-Chairman, of the Board member LUCIO DE CASTRO ANDRADE FILHO, Brazilian, married, engineer, holder of identity

 (Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A.,
held on May 11th, 2011)

card RG nr 3.045.977-1/SSP-SP and registered under CPF/MF nr 061.094.708-72, both with business address at Av. Brigadeiro Luís Antônio, nr 1.343, 9th floor, in the City and State of São Paulo (ZIP 01317-910);

2.
Approved the election of the persons qualified below for Officers of the Company, with mandate term until the Annual General Shareholders’ Meeting of 2013 that will examine the documents referred to in Article 133 of the Brazilian Corporate Law, related to the fiscal year ended on December 31st, 2012:

For Chief Executive Officer:
PEDRO WONGTSCHOWSKI, Brazilian, divorced, chemical engineer, holder of identity card RG nr 3.091.522/SSP-SP and registered under CPF/MF nr 385.585.058-53;

For Investor Relations Officer:
ANDRÉ COVRE, Brazilian, married, administrator, holder of identity card RG nr 17.841.059/SSP-SP and registered under CPF/MF nr 130.335.108-09;

For Officers:
PEDRO JORGE FILHO, Brazilian, married, chemical engineer, holder of identity card RG nr 6.031.456/SSP-SP and registered under CPF/MF nr 822.913.308-53;

 (Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A.,
held on May 11th, 2011)

JOÃO BENJAMIN PAROLIN, Brazilian, married, engineer, holder of identity card RG nr 8.658.508-3/SSP-SP, and registered under CPF/MF nr 029.320.368-74;

LEOCADIO DE ALMEIDA ANTUNES FILHO, Brazilian, married, economist, holder of identity card RG nr 2003414808/SSP-RS, and registered under CPF/MF nr 206.129.230-53; and

RICARDO ISAAC CATRAN, Brazilian, married, engineer, holder of identity card RG nr 3.453.064/IFP-RJ, and registered under CPF/MF nr 597.657.207-34.

3.	Approved, having analyzed and discussed the performance of the Company in the first quarter of the current fiscal year, the respective financial statements.

4.	Approved the hiring, by the Company, of KPMG Auditores Independentes to audit the Financial Statements for the fiscal year 2011, under the terms presented by the Executive Board of the Company.

Observation: (i) The deliberations were approved by all the Board Members present, except for Board Member Renato Ochman, who abstained from voting in deliberations of items 1, 2 and 3; (ii) the business address for all the Officers elected is Av. Brigadeiro Luís Antonio, nr 1343, 9th floor, in the City and State of São Paulo (ZIP 01317-910), except for Mr. Leocadio de Almeida Antunes Filho, whose business address is at Av. Francisco Eugênio, nr 329, 10th

 (Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A.,
held on May 11th, 2011)

floor in the City and State of Rio de Janeiro (ZIP 20948-900); and (iii) the elected Officers are hereby invested in their functions, and, previously consulted, declare that: (a) there is no ongoing impediment which could prevent any of them from exercising the activities they have been designated to; (b) they do not occupy any position in companies that can be considered market competitors of the Company and (c) they do not have conflict of interest with the Company, in accordance with Article 147 of the Brazilian Corporate Law.

As there were no further matters to be discussed, the meeting was closed, and the minutes of this meeting were written, read and approved by all Board members and member of the Fiscal Council present.

Paulo Guilherme Aguiar Cunha – Chairman

Lucio de Castro Andrade Filho – Vice Chairman

Ana Maria Levy Villela Igel

Paulo Vieira Belotti

 (Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A.,
held on May 11th, 2011)

Nildemar Secches

Renato Ochman

Luiz Carlos Teixeira

Thilo Mannhardt

Member of the Fiscal Council:

Flavio César Maia Luz

Item 4
ULTRAPAR PARTICIPAÇÕES S.A. Publicly Traded Company CNPJ Nº 33.256.439/0001-39

MARKET ANNOUNCEMENT

From the year ending December 31st, 2010 onwards, CVM made mandatory the adoption of the International Financial Reporting Standards (“IFRS”) in the presentation of financial statements of the Brazilian publicly-held companies. Accordingly, Ultrapar's consolidated financial statements for the year 2010 were prepared in compliance with the IFRS, which differs in certain aspects from the previous Brazilian accounting standards.

For an understanding of the effects of the adoption of the IFRS, we released financial spreadsheets on CVM’s website (www.cvm.gov.br), as well as on Ultrapar’s website (www.ultra.com.br), demonstrating the impacts of the accounting changes introduced by the IFRS on the main line items of the 2009 and 2010 consolidated financial statements  in comparison with the amounts that would have been obtained without such changes (Annex I). Additional information on the changes resulting from the adoption of the IFRS is available in note 2 of the financial statements of the year ended December 31st, 2010.

André Covre Chief Financial and Investor Relations Officer Ultrapar Participações S.A.

Annex I

Effects from the implementation of the IFRS on the business units' EBITDA
(R$ million)

1Q10

	Explanatory note¹	Ipiranga	Ultragaz	Oxiteno	Ultracargo	Others/Elim.	Ultrapar

EBITDA according to the previous accounting practices		210.0	70.9	39.5	30.4	11.5	362.4

Recognition of provision for removal of Ipiranga's fuel tanks	2.2.a. / 16	1.1	-	-	-	-	1.1

Write-off of investments in progress	2.2.c.	-	-	(0.1)	-	-	(0.1)

Ipiranga's deferred revenues - franchise fees, loyalty program, etc.	2.2.e. / 17	(6.7)	-	-	-	-	(6.7)

Reclassification of the result of raw material hedging - from financial income or expenses to cost of goods sold	20	(0.1)	-	(1.5)	-	0.6	(1.0)

Amortization of intangible assets	2.3.h. / 13	23.7	-	-	-	-	23.7

Others effects, net		(0.2)	(0.1)	0.1	(0.0)	0.0	(0.2)

Total effects		17.7	(0.1)	(1.5)	(0.0)	0.6	16.7

EBITDA after the implementation of the IFRS		227.7	70.9	38.0	30.4	12.1	379.1

Main effects from the implementation of the IFRS on the consolidated financial statements
(R$ million)

1Q10

	Explanatory note¹	EBITDA	Financial results	Net earnings	Asset	Liabilities	Shareholder's equity

Figures according to the previous accounting practices		362.4	(75.3)	140.5	10,799.0	5,819.7	4,958.8

Recognition of provision for removal of Ipiranga's fuel tanks	2.2.a. / 16	1.1	(1.3)	(0.9)	6.9	45.9	(38.9)

Measurement of property, plant and equipment	2.2.b.	-	0.1	0.6	(12.2)	-	(12.2)

Write-off of investments in progress / deferred asset	2.2.c.	(0.1)	-	1.1	(30.1)	-	(30.1)

Business combination - Texaco acquisition	2.2.d.	-	-	(7.1)	19.4	76.3	(56.9)

Ipiranga's deferred revenues - franchise fees, loyalty program, etc.	2.2.e. / 17	(6.7)	-	(6.7)	-	23.9	(23.9)

Reclassification of shares under the stock ownership program - from treasury shares to prepaid expenses		-	-	-	15.1	-	15.1

Reclassification of ACE - from accounts receivables reducer to loans and financing	16	-	-	-	65.4	65.4	-

Reclassification of negative hedging result - from a financial assets reducer to loans and financing	16	-	-	-	50.2	50.2	-

Reclassification of the result of raw material hedging - from financial income or expenses to cost of goods sold	20	(1.0)	1.0	-	-	-	-

Reclassification of escrow deposits - from provision reducer to asset		-	-	-	216.9	216.9	-

Amortization of intangible assets	2.3.h. / 13	23.7	-	-	-	-	-

Others effects, net²		(0.2)	2.2	(2.4)	3.8	2.2	22.1

Effect of the adoption of the IFRS in deferred income tax and social contribution	2.2.h.	-	-	(2.2)	54.1	-	54.1

Total effects		16.7	2.0	(17.7)	389.5	480.7	(70.6)

Figures after the implementation of the IFRS		379.1	(73.3)	122.9	11,188.6	6,300.4	4,888.2

¹ Explanatory notes related to the financial statements of December 31st, 2010
² Includes subsidiaries' non-controlling interest in net earnings, for further information see note 2.2. to the financial statements of December 31st, 2010.

Effects from the implementation of the IFRS on the business units' EBITDA
(R$ million)

2Q10

	Explanatory note¹	Ipiranga	Ultragaz	Oxiteno	Ultracargo	Others/Elim.	Ultrapar

EBITDA according to the previous accounting practices		235.6	83.4	70.6	28.4	15.4	433.4

Recognition of provision for removal of Ipiranga's fuel tanks	2.2.a. / 16	1.7	-	-	-	-	1.7

Write-off of investments in progress	2.2.c.	-	-	(0.0)	-	-	(0.0)

Ipiranga's deferred revenues - franchise fees, loyalty program, etc.	2.2.e. / 17	5.9	-	-	-	-	5.9

Reclassification of the result of raw material hedging - from financial income or expenses to cost of goods sold	20	(0.9)	-	0.1	-	0.8	(0.0)

Amortization of intangible assets	2.3.h. / 13	26.4	-	-	-	-	26.4

Others effects, net		(0.5)	(0.1)	0.1	(0.0)	0.0	(0.4)

Total effects		32.6	(0.1)	0.2	(0.0)	0.8	33.6

EBITDA after the implementation of the IFRS		268.3	83.3	70.8	28.4	16.2	467.0

Main effects from the implementation of the IFRS on the consolidated financial statements
(R$ million)

2Q10

	Explanatory note¹	EBITDA	Financial results	Net earnings	Asset	Liabilities	Shareholder's equity

Figures according to the previous accounting practices		433.4	(67.8)	196.0	11,980.0	6,805.1	5,153.1

Recognition of provision for removal of Ipiranga's fuel tanks	2.2.a. / 16	1.7	(0.6)	1.0	7.0	45.0	(37.9)

Measurement of property, plant and equipment	2.2.b.	-	0.3	0.7	(11.6)	-	(11.6)

Write-off of investments in progress / deferred asset	2.2.c.	(0.0)	-	1.3	(28.8)	-	(28.8)

Business combination - Texaco acquisition	2.2.d.	-	-	(7.1)	12.3	76.3	(64.0)

Ipiranga's deferred revenues - franchise fees, loyalty program, etc.	2.2.e. / 17	5.9	-	5.9	-	18.0	(18.0)

Reclassification of shares under the stock ownership program - from treasury shares to prepaid expenses		-	-	-	14.3	-	14.3

Reclassification of ACE - from accounts receivables reducer to loans and financing	16	-	-	-	66.8	66.8	-

Reclassification of negative hedging result - from a financial assets reducer to loans and financing	16	-	-	-	43.5	43.5	-

Reclassification of the result of raw material hedging - from financial income or expenses to cost of goods sold	20	(0.0)	0.0	-	-	-	-

Reclassification of escrow deposits - from provision reducer to asset		-	-	-	224.7	224.7	-

Amortization of intangible assets	2.3.h. / 13	26.4	-	-	-	-	-

Others effects, net²		(0.4)	2.3	2.0	4.7	2.4	24.0

Effect of the adoption of the IFRS in deferred income tax and social contribution	2.2.h.	-	-	(7.2)	46.9	-	46.9

Total effects		33.6	2.1	(3.5)	379.8	476.6	(75.1)

Figures after the implementation of the IFRS		467.0	(65.8)	192.5	12,359.8	7,281.8	5,078.1

¹ Explanatory notes related to the financial statements of December 31st, 2010
² Includes subsidiaries' non-controlling interest in net earnings, for further information see note 2.2. to the financial statements of December 31st, 2010.

Effects from the implementation of the IFRS on the business units' EBITDA
(R$ million)

3Q10

	Explanatory note¹	Ipiranga	Ultragaz	Oxiteno	Ultracargo	Others/Elim.	Ultrapar

EBITDA according to the previous accounting practices		236.1	96.7	66.9	27.7	9.7	437.2

Recognition of provision for removal of Ipiranga's fuel tanks	2.2.a. / 16	1.9	-	-	-	-	1.9

Write-off of investments in progress	2.2.c.	-	-	-	-	-	-

Ipiranga's deferred revenues - franchise fees, loyalty program, etc.	2.2.e. / 17	(0.4)	-	-	-	-	(0.4)

Reclassification of the result of raw material hedging - from financial income or expenses to cost of goods sold	20	(7.5)	-	11.5	-	(3.3)	0.8

Amortization of intangible assets	2.3.h. / 13	27.4	-	-	-	-	27.4

Others effects, net		(1.5)	(0.1)	(0.0)	(0.0)	0.0	(1.5)

Total effects		19.9	(0.1)	11.5	(0.0)	(3.3)	28.1

EBITDA after the implementation of the IFRS		256.0	96.6	78.5	27.7	6.5	465.3

Main effects from the implementation of the IFRS on the consolidated financial statements
(R$ million)

3Q10

	Explanatory note¹	EBITDA	Financial results	Net earnings	Asset	Liabilities	Shareholder's equity

Figures according to the previous accounting practices		437.2	(63.7)	211.3	12,091.0	6,884.4	5,183.4

Recognition of provision for removal of Ipiranga's fuel tanks	2.2.a. / 16	1.9	(0.3)	2.2	7.3	43.0	(35.7)

Measurement of property, plant and equipment	2.2.b.	-	0.7	1.3	(10.3)	-	(10.3)

Write-off of investments in progress / deferred asset	2.2.c.	-	-	1.1	(27.7)	-	(27.7)

Business combination - Texaco acquisition	2.2.d.	-	-	(7.1)	5.2	76.3	(71.1)

Ipiranga's deferred revenues - franchise fees, loyalty program, etc.	2.2.e. / 17	(0.4)	-	(0.4)	-	18.4	(18.4)

Reclassification of shares under the stock ownership program - from treasury shares to prepaid expenses		-	-	-	13.5	-	13.5

Reclassification of ACE - from accounts receivables reducer to loans and financing	16	-	-	-	54.4	54.4	-

Reclassification of negative hedging result - from a financial assets reducer to loans and financing	16	-	-	-	66.2	66.2	-

Reclassification of the result of raw material hedging - from financial income or expenses to cost of goods sold	20	0.8	(0.8)	-	-	-	-

Reclassification of escrow deposits - from provision reducer to asset		-	-	-	243.5	243.5	-

Amortization of intangible assets	2.3.h. / 13	27.4	-	-	-	-	-

Others effects, net²		(1.5)	3.4	2.0	5.6	2.8	26.0

Effect of the adoption of the IFRS in deferred income tax and social contribution	2.2.h.	-	-	(5.6)	41.3	-	41.3

Total effects		28.1	3.0	(6.5)	399.1	504.7	(82.3)

Figures after the implementation of the IFRS		465.3	(60.7)	204.9	12,490.1	7,389.1	5,101.0

¹ Explanatory notes related to the financial statements of December 31st, 2010
² Includes subsidiaries' non-controlling interest in net earnings, for further information see note 2.2. to the financial statements of December 31st, 2010.

Effects from the implementation of the IFRS on the business units' EBITDA
(R$ million)

4Q10

	Explanatory note¹	Ipiranga	Ultragaz	Oxiteno	Ultracargo	Others/Elim.	Ultrapar

EBITDA according to the previous accounting practices		294.6	56.7	48.3	25.0	13.0	437.6

Recognition of provision for removal of Ipiranga's fuel tanks	2.2.a. / 16	1.1	-	-	-	-	1.1

Write-off of investments in progress	2.2.c.	-	-	-	-	-	-
		-	-	-	-	-	-
Business combination - DNP acquisition	2.2.d.	(0.2)	-	-	-	-	(0.2)

Ipiranga's deferred revenues - franchise fees, loyalty program, etc.	2.2.e. / 17	(2.0)	-	-	-	-	(2.0)

Reclassification of the result of raw material hedging - from financial income or expenses to cost of goods sold	20	0.2	-	5.5	-	(4.9)	0.8

Amortization of intangible assets	2.3.h. / 13	28.9	-	-	-	-	28.9

Others effects, net		(1.2)	(0.1)	0.0	-	(0.0)	(1.2)
		-	-	-	-	-	-
Total effects		26.8	(0.1)	5.6	-	(4.9)	27.3

EBITDA after the implementation of the IFRS		321.4	56.6	53.9	25.0	8.1	464.9

Main effects from the implementation of the IFRS on the consolidated financial statements
(R$ million)

4Q10

	Explanatory note¹	EBITDA	Financial results	Net earnings	Asset	Liabilities	Shareholder's equity

Figures according to the previous accounting practices		437.6	(66.0)	252.9	12,602.5	7,368.0	5,212.2

Recognition of provision for removal of Ipiranga's fuel tanks	2.2.a. / 16	1.1	(1.4)	(0.5)	7.5	43.7	(36.2)

Measurement of property, plant and equipment	2.2.b.	-	0.6	1.4	(8.9)	-	(8.9)

Write-off of investments in progress / deferred asset	2.2.c.	-	-	6.7	(21.0)	-	(21.0)

Business combination - Texaco acquisition / DNP	2.2.d.	(0.2)	-	(8.8)	(3.1)	76.8	(79.9)

Ipiranga's deferred revenues - franchise fees, loyalty program, etc.	2.2.e. / 17	(2.0)	-	(2.0)	-	20.5	(20.5)

Reclassification of ACE - from accounts receivables reducer to loans and financing	16	-	-	-	64.1	64.1	-

Reclassification of negative hedging result - from a financial assets reducer to loans and financing	16	-	-	-	54.4	54.4	-

Reclassification of the result of raw material hedging - from financial income or expenses to cost of goods sold	20	0.8	(0.8)	-	-	-	-

Reclassification of escrow deposits - from provision reducer to asset		-	-	-	252.0	252.0	-

Amortization of intangible assets	2.3.h. / 13	28.9	-	-	-	-	-

Others effects, net²		(1.2)	3.1	0.8	6.5	(65.2)	93.9

Effect of the adoption of the IFRS in deferred income tax and social contribution	2.2.h.	-	-	(5.5)	35.8	-	35.8

Total effects		27.3	1.6	(7.9)	387.4	446.3	(36.7)

Figures after the implementation of the IFRS		464.9	(64.4)	245.0	12,989.8	7,814.3	5,175.6

¹ Explanatory notes related to the financial statements of December 31st, 2010
² Includes subsidiaries' non-controlling interest in net earnings, for further information see note 2.2 to the financial statements of December 31st, 2010.

Effects from the implementation of the IFRS on the business units' EBITDA
(R$ million)

12M10

	Explanatory note¹	Ipiranga	Ultragaz	Oxiteno	Ultracargo	Others/Elim.	Ultrapar

EBITDA according to the previous accounting practices		976.4	307.7	225.4	111.5	49.6	1,670.6

Recognition of provision for removal of Ipiranga's fuel tanks	2.2.a. / 16	5.8	-	-	-	-	5.8

Write-off of investments in progress	2.2.c.	-	-	(0.1)	-	-	(0.1)

Business combination - DNP acquisition	2.2.d.	(0.2)	-	-	-	-	(0.2)

Ipiranga's deferred revenues - franchise fees, loyalty program, etc.	2.2.e. / 17	(3.4)	-	-	-	-	(3.4)

Reclassification of the result of raw material hedging - from financial income or expenses to cost of goods sold	20	(8.4)	-	15.7	-	(6.8)	0.5

Amortization of intangible assets	2.3.h. / 13	106.5	-	-	-	-	106.5

Others effects, net		(3.4)	(0.2)	0.3	(0.0)	-	(3.4)

Total effects		97.0	(0.2)	15.8	(0.0)	(6.8)	105.8

EBITDA after the implementation of the IFRS		1,073.4	307.4	241.2	111.5	42.8	1,776.3

Main effects from the implementation of the IFRS on the consolidated financial statements
(R$ million)

12M10

	Explanatory note¹	EBITDA	Financial results	Net earnings	Asset	Liabilities	Shareholder's equity

Figures according to the previous accounting practices		1,670.6	(272.8)	800.7	12,602.5	7,368.0	5,212.2

Recognition of provision for removal of Ipiranga's fuel tanks	2.2.a. / 16	5.8	(3.7)	1.8	7.5	43.7	(36.2)

Measurement of property, plant and equipment	2.2.b.	-	1.8	3.9	(8.9)	-	(8.9)

Write-off of investments in progress / deferred asset	2.2.c.	(0.1)	-	10.2	(21.0)	-	(21.0)

Business combination - Texaco acquisition / DNP	2.2.d.	(0.2)	-	(30.1)	(3.1)	76.8	(79.9)

Ipiranga's deferred revenues - franchise fees, loyalty program, etc.	2.2.e. / 17	(3.4)	-	(3.4)	-	20.5	(20.5)

Reclassification of ACE - from accounts receivables reducer to loans and financing	14	-	-	-	64.1	64.1	-

Reclassification of negative hedging result - from a financial assets reducer to loans and financing	14	-	-	-	54.4	54.4	-

Reclassification of the result of raw material hedging - from financial income or expenses to cost of goods sold	20	0.5	(0.5)	-	-	-	-

Reclassification of escrow deposits - from provision reducer to asset		-	-	-	252.0	252.0	-

Amortization of intangible assets	2.3.h. / 13	106.5	-	-	-	-	-

Others effects, net²		(3.4)	11.0	2.5	6.5	(65.2)	93.9

Effect of the adoption of the IFRS in deferred income tax and social contribution	2.2.h.	-	-	(20.6)	35.8	-	35.8

Total effects		105.8	8.7	(35.6)	387.4	446.3	(36.7)

Figures after the implementation of the IFRS		1,776.3	(264.1)	765.2	12,989.8	7,814.3	5,175.6

¹ Explanatory notes related to the financial statements of December 31st, 2010
² Includes subsidiaries' non-controlling interest in net earnings and shareholders' equity, for further information see note 2.2 to the financial statements of December 31st, 2010.

Effects from the implementation of the IFRS on the business units' EBITDA
(R$ million)

1Q09

	Explanatory note¹	Ipiranga	Ultragaz	Oxiteno	Ultracargo	Others/Elim.	Ultrapar

EBITDA according to the previous accounting practices		143.6	52.4	46.2	24.0	7.9	274.1

Recognition of provision for removal of Ipiranga's fuel tanks	2.2.a. / 16	0.7	-	-	-	-	0.7

Write-off of investments in progress	2.2.c.	(0.3)	-	(0.1)	-	-	(0.4)

Ipiranga's deferred revenues - franchise fees, etc.	2.2.e. / 17	0.3	-	-	-	-	0.3

Reclassification of the result of raw material hedging - from financial income or expenses to cost of goods sold	20	(0.2)	-	2.1	-	-	1.9

Amortization of intangible assets	2.3.h. / 13	10.0	-	-	-	-	10.0

Others effects, net		(0.0)	(0.2)	(1.3)	(0.1)	-	(1.7)

Total effects		10.5	(0.2)	0.8	(0.1)	-	10.9

EBITDA after the implementation of the IFRS		154.0	52.2	46.9	23.9	7.9	285.0

Main effects from the implementation of the IFRS on the consolidated financial statements
(R$ million)
1Q09

	Explanatory note¹	EBITDA	Financial results	Net earnings

Figures according to the previous accounting practices		274.1	(59.0)	91.2

Recognition of provision for removal of Ipiranga's fuel tanks	2.2.a. / 16	0.7	(0.5)	(0.4)

Measurement of property, plant and equipment	2.2.b.	-	-	0.5

Write-off of investments in progress / deferred asset	2.2.c.	(0.4)	-	1.1

Ipiranga's deferred revenues - franchise fees, etc.	2.2.e. / 17	0.3	-	0.3

Reclassification of the result of raw material hedging - from financial income or expenses to cost of goods sold	20	1.9	(1.9)	-

Amortization of intangible assets	2.3.h. / 13	10.0	-	-

Others effects, net²		(1.7)	3.6	2.4

Effect of the adoption of the IFRS in deferred income tax and social contribution	2.2.h.	-	-	(0.8)

Total effects		10.9	1.2	3.0

Figures after the implementation of the IFRS		285.0	(57.8)	94.1

¹ Explanatory notes related to the financial statements of December 31st, 2010
² Includes subsidiaries' non-controlling interest in net earnings, for further information see note 2.2 to the financial statements of December 31st, 2010.

Effects from the implementation of the IFRS on the business units' EBITDA
(R$ million)

2Q09

	Explanatory note¹	Ipiranga	Ultragaz	Oxiteno	Ultracargo	Others/Elim.	Ultrapar

EBITDA according to the previous accounting practices		172.4	73.6	29.2	28.2	17.2	320.6

Recognition of provision for removal of Ipiranga's fuel tanks	2.2.a. / 16	0.7	-	-	-	-	0.7

Write-off of investments in progress	2.2.c.	-	-	(0.1)	-	-	(0.1)

Business combination - Texaco acquisition	2.2.d.	(2.6)	-	-	-	-	(2.6)

Ipiranga's deferred revenues - franchise fees, etc.	2.2.e. / 17	0.3	-	-	-	-	0.3

Reclassification of the result of raw material hedging - from financial income or expenses to cost of goods sold	20	(2.3)	-	8.9	-	-	6.6

Amortization of intangible assets	2.3.h. / 13	20.9	-	-	-	-	20.9

Others effects, net		(0.0)	0.1	(1.8)	(0.1)	-	(1.9)

Total effects		16.9	0.1	7.0	(0.1)	-	23.9

EBITDA after the implementation of the IFRS		189.3	73.8	36.2	28.0	17.2	344.4

Main effects from the implementation of the IFRS on the consolidated financial statements
(R$ million)
2Q09

	Explanatory note¹	EBITDA	Financial results	Net earnings

Figures according to the previous accounting practices		320.6	(86.9)	93.3

Recognition of provision for removal of Ipiranga's fuel tanks	2.2.a. / 16	0.7	(0.8)	(0.3)

Measurement of property, plant and equipment	2.2.b.	-	-	0.0

Write-off of investments in progress / deferred asset	2.2.c.	(0.1)	-	1.3

Business combination - Texaco acquisition	2.2.d.	(2.6)	(0.3)	(10.1)

Ipiranga's deferred revenues - franchise fees, loyalty program, etc.	2.2.e. / 17	0.3	-	0.3

Reclassification of the result of raw material hedging - from financial income or expenses to cost of goods sold	20	6.6	(6.6)	-

Amortization of intangible assets	2.3.h. / 13	20.9	-	-

Others effects, net²		(1.9)	3.9	2.4

Effect of the adoption of the IFRS in deferred income tax and social contribution	2.2.h.	-	-	2.6

Total effects		23.9	(3.8)	(3.7)

Figures after the implementation of the IFRS		344.4	(90.7)	89.6

¹ Explanatory notes related to the financial statements of December 31st, 2010
² Includes subsidiaries' non-controlling interest in net earnings, for further information see note 2.2 to the financial statements of December 31st, 2010.

Effects from the implementation of the IFRS on the business units' EBITDA
(R$ million)

3Q09

	Explanatory note¹	Ipiranga	Ultragaz	Oxiteno	Ultracargo	Others/Elim.	Ultrapar

EBITDA according to the previous accounting practices		198.7	94.0	38.9	30.5	8.9	371.1

Recognition of provision for removal of Ipiranga's fuel tanks	2.2.a. / 16	0.6	-	-	-	-	0.6

Write-off of investments in progress	2.2.c.	-	-	(0.1)	-	-	(0.1)

Ipiranga's deferred revenues - franchise fees, loyalty program, etc.	2.2.e. / 17	(5.2)	-	-	-	-	(5.2)

Reclassification of the result of raw material hedging - from financial income or expenses to cost of goods sold	20	(0.2)	-	12.1	-	(0.3)	11.6

Amortization of intangible assets	2.3.h. / 13	18.8	-	-	-	-	18.8

Others effects, net		(2.9)	(0.1)	(0.9)	(0.1)	-	(3.9)

Total effects		11.1	(0.1)	11.2	(0.1)	(0.3)	21.9

EBITDA after the implementation of the IFRS		209.8	93.9	50.1	30.4	8.6	393.0

Main effects from the implementation of the IFRS on the consolidated financial statements
(R$ million)
3Q09

	Explanatory note¹	EBITDA	Financial results	Net earnings

Figures according to the previous accounting practices		371.1	(59.7)	133.4

Recognition of provision for removal of Ipiranga's fuel tanks	2.2.a. / 16	0.6	(0.4)	(0.2)

Measurement of property, plant and equipment	2.2.b.	-	(0.2)	(0.2)

Write-off of investments in progress / deferred asset	2.2.c.	(0.1)	-	1.4

Business combination - Texaco acquisition	2.2.d.	-	-	(7.1)

Ipiranga's deferred revenues - franchise fees, loyalty program, etc.	2.2.e. / 17	(5.2)	-	(5.2)

Reclassification of the result of raw material hedging - from financial income or expenses to cost of goods sold	20	11.6	(11.6)	-

Amortization of intangible assets	2.3.h. / 13	18.8	-	-

Others effects, net²		(3.9)	5.9	2.0

Effect of the adoption of the IFRS in deferred income tax and social contribution	2.2.h.	-	-	(0.8)

Total effects		21.9	(6.3)	(10.0)

Figures after the implementation of the IFRS		393.0	(66.0)	123.4

¹ Explanatory notes related to the financial statements of December 31st, 2010
² Includes subsidiaries' non-controlling interest in net earnings, for further information see note 2.2 to the financial statements of December 31st, 2010.

Effects from the implementation of the IFRS on the business units' EBITDA
(R$ million)

4Q09

	Explanatory note¹	Ipiranga	Ultragaz	Oxiteno	Ultracargo	Others/Elim.	Ultrapar

EBITDA according to the previous accounting practices		262.9	61.3	30.5	22.1	11.8	388.6

Recognition of provision for removal of Ipiranga's fuel tanks	2.2.a. / 16	1.2	-	-	-	-	1.2

Write-off of investments in progress	2.2.c.	-	-	(0.1)	-	-	(0.1)

Ipiranga's deferred revenues - franchise fees, loyalty program, etc.	2.2.e. / 17	(6.4)	-	-	-	-	(6.4)

Reclassification of the result of raw material hedging - from financial income or expenses to cost of goods sold	20	(1.3)	-	7.3	-	(1.4)	4.6

Amortization of intangible assets	2.3.h. / 13	20.3	-	-	-	-	20.3

Others effects, net		(0.1)	(0.0)	(0.2)	-	-	(0.3)
		-	-	-	-	-	-
Total effects		13.9	(0.0)	6.9	-	(1.4)	19.4

EBITDA after the implementation of the IFRS		276.7	61.3	37.5	22.1	10.4	408.0

Main effects from the implementation of the IFRS on the consolidated financial statements
(R$ million)
4Q09

	Explanatory note¹	EBITDA	Financial results	Net earnings	Asset	Liabilities	Shareholder's equity

Figures according to the previous accounting practices		388.6	(72.6)	148.8	11,090.3	6,226.0	4,829.3

Recognition of provision for removal of Ipiranga's fuel tanks	2.2.a. / 16	1.2	(0.7)	(0.4)	6.6	44.6	(38.0)

Measurement of property, plant and equipment	2.2.b.	-	(0.2)	(0.5)	(12.8)	-	(12.8)

Write-off of investments in progress / deferred asset	2.2.c.	(0.1)	-	1.3	(31.2)	-	(31.2)

Business combination - Texaco acquisition	2.2.d.	-	-	(7.1)	26.5	76.3	(49.8)

Ipiranga's deferred revenues - franchise fees, loyalty program, etc.	2.2.e. / 17	(6.4)	-	(6.4)	-	17.1	(17.1)

Reclassification of shares under the stock ownership program - from treasury shares to prepaid expenses		-	-	-	15.9	-	15.9

Reclassification of ACE - from accounts receivables reducer to loans and financing	16	-	-	-	72.1	72.1	-

Reclassification of negative hedging result - from a financial assets reducer to loans and financing	16	-	-	-	51.8	51.8	-

Reclassification of the result of raw material hedging - from financial income or expenses to cost of goods sold	20	4.6	(4.6)	-	-	-	-

Reclassification of escrow deposits - from provision reducer to asset		-	-	-	204.3	204.3	-

Amortization of intangible assets	2.3.h. / 13	20.3	-	-	-	-	-

Others effects, net²		(0.3)	1.2	(0.3)	2.8	(54.8)	92.7

Effect of the adoption of the IFRS in deferred income tax and social contribution	2.2.h.	-	-	(1.9)	56.4	-	56.4

Total effects		19.4	(4.4)	(15.3)	392.4	411.4	16.0

Figures after the implementation of the IFRS		408.0	(77.0)	133.5	11,482.6	6,637.4	4,845.3

¹ Explanatory notes related to the financial statements of December 31st, 2010
² Includes subsidiaries' non-controlling interest in net earnings, for further information see note 2.2 to the financial statements of December 31st, 2010.

Effects from the implementation of the IFRS on the business units' EBITDA
(R$ million)

12M09

	Explanatory note¹	Ipiranga	Ultragaz	Oxiteno	Ultracargo	Others/Elim.	Ultrapar

EBITDA according to the previous accounting practices		777.5	281.4	144.8	104.8	45.8	1,354.4

Recognition of provision for removal of Ipiranga's fuel tanks	2.2.a. / 16	3.3	-	-	-	-	3.3

Write-off of investments in progress	2.2.c.	-	-	(0.4)	-	-	(0.4)

Business combination - Texaco acquisition²	2.2.d.	(2.9)	-	-	-	-	(2.9)

Ipiranga's deferred revenues - franchise fees, loyalty program, etc.	2.2.e. / 17	(11.0)	-	-	-	-	(11.0)

Reclassification of the result of raw material hedging - from financial income or expenses to cost of goods sold	20	(4.0)	-	30.5	-	(1.7)	24.8

Amortization of intangible assets	2.3.h. / 13	70.0	-	-	-	-	70.0

Others effects, net		(3.0)	(0.2)	(4.2)	(0.3)	-	(7.8)

Total effects		52.4	(0.2)	25.9	(0.3)	(1.7)	76.0

EBITDA after the implementation of the IFRS		829.9	281.2	170.7	104.5	44.1	1,430.4

Main effects from the implementation of the IFRS on the consolidated financial statements
(R$ million)
12M09

	Explanatory note¹	EBITDA	Financial results	Net earnings	Asset	Liabilities	Shareholder's equity

Figures according to the previous accounting practices		1,354.4	(278.2)	466.7	11,090.3	6,226.0	4,829.3

Recognition of provision for removal of Ipiranga's fuel tanks	2.2.a. / 16	3.3	(2.4)	(1.2)	6.6	44.6	(38.0)

Measurement of property, plant and equipment	2.2.b.	-	(0.4)	(0.2)	(12.8)	-	(12.8)

Write-off of investments in progress / deferred asset	2.2.c.	(0.4)	-	5.4	(31.2)	-	(31.2)

Business combination - Texaco acquisition²	2.2.d.	(2.9)	(0.3)	(24.5)	26.5	76.3	(49.8)

Ipiranga's deferred revenues - franchise fees, loyalty program, etc.	2.2.e. / 17	(11.0)	-	(11.0)	-	17.1	(17.1)

Reclassification of shares under the stock ownership program - from treasury shares to prepaid expenses		-	-	-	15.9	-	15.9

Reclassification of ACE - from accounts receivables reducer to loans and financing	14	-	-	-	72.1	72.1	-

Reclassification of negative hedging result - from a financial assets reducer to loans and financing	14	-	-	-	51.8	51.8	-

Reclassification of the result of raw material hedging - from financial income or expenses to cost of goods sold	20	24.8	(24.8)	-	-	-	-

Reclassification of escrow deposits - from provision reducer to asset		-	-	-	204.3	204.3	-

Amortization of intangible assets	2.3.h. / 13	70.0	-	-	-	-	-

Others effects, net³		(7.8)	14.7	6.5	2.8	(54.8)	92.7

Effect of the adoption of the IFRS in deferred income tax and social contribution	2.2.h.	-	-	(0.9)	56.4	-	56.4

Total effects		76.0	(13.3)	(26.0)	392.4	411.4	16.0
					-	-	-
Figures after the implementation of the IFRS		1,430.4	(291.5)	440.7	11,482.6	6,637.4	4,845.3

¹ Explanatory notes related to the financial statements of December 31st, 2010
² Considers R$ (0.3) MM related to expenditures on the acquisition of Texaco, included in write-off of investments in progress in 1Q09
³ Includes subsidiaries' non-controlling interest in net earnings and shareholders' equity, for further information see note 2.2 to the financial statements of December 31st, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2011

ULTRAPAR HOLDINGS INC.
By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(Earnings, Minutes, Interim Financial Information, Market Announcement)